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APR 16 2003
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FILE NO. 82- 5204 FISCAL YEAR 12-31-02

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DATE : 4/10/03

GKN plc Annual Report 2002
Engineering superior performance

GKN plc



CONTENTS



Outside cover: The outside front and rear cover image shows shear plates used in viscous traction control devices produced by Viscodrive, a Japan-based subsidiary in which Tochigi Fuji Sangyo has a 49% shareholding. GKN also has a wholly-owned business in Italy which produces viscous devices. These plates are precisely engineered components which, by adjusting the rate of shear within a silicon-based fluid, can alter its viscosity. In a traction control device this process is used to control the transmission of energy to a vehicle's driving wheels allowing it to respond to variable driving conditions.

Inside cover: The inside front and rear cover image shows the Ahmednagar plant of GKN Sinter Metals (India). Featured on the inside front cover is Mr Bharat Singh (right), a sizing operator, and on the inside rear cover is Mr Sanjay Saindar, a sintering operator. GKN Sinter Metals (India) was established in 2002 when GKN took 100% ownership of Mahindra Sintered Products, a long-standing and successful joint venture. GKN is India's largest producer of powder metal components.

ENGINEERING SUPERIOR PERFORMANCE

GKN is a global engineering company focused on automotive and aerospace.

Our mission is to deliver outstanding products and service to our customers and to consistently exceed the performance of other companies in our sector in growth and profitability.

When we do so we enrich our shareholders, reward our employees and contribute to the communities of which we are a part.

Within GKN we value the spirit of enterprise as a way of empowering our people, we focus on innovation as a way of evolving new products and processes and we build on our global market and technology leadership as a source of competitive advantage.

We care for the environment, we respect human dignity and rights, and we uphold the highest standards of ethical behaviour.

Through our mission we challenge ourselves to perform beyond the expectations of others.

GKN provides technology-based, highly engineered products requiring complex manufacturing to virtually all of the world's major producers of automotive vehicles, aircraft and aero engines.

GKN operates in more than 30 countries and employs 35,700 people in its subsidiaries. Its joint ventures, the largest of which is AgustaWestland, employ 12,900 people.

In 2002 GKN achieved sales of £4.5 billion and profit* of £267 million.

*Profit before tax, goodwill amortisation and exceptional items

Left: The Touareg is a new four-wheel drive vehicle from VW. GKN Driveline supplies a total of seven drivetrain components for the Touareg – four constant velocity jointed sideshafts, two propshafts and an optional electronic torque manager (ETM). GKN Driveline has used the aerospace software expertise in GKN's Aerosystems International joint venture to develop software standards and code for its ETM systems.

Automotive

GKN is one of the very few, truly global suppliers of automotive components and systems. More than 30 GKN engineering and manufacturing facilities in Japan, Asia Pacific, India, South Africa, Europe and the Americas support all of the world's leading manufacturers of cars, light trucks and off-highway vehicles.

GKN Driveline is the world's No. 1 supplier of constant velocity jointed sideshafts (CVJs). This business has achieved substantial growth in recent years and will continue to take advantage of growth in emerging markets and higher CVJ content on four-wheel drive and all-wheel drive vehicles. In 2002 these accounted for 25% of the 16.4 million light vehicles produced in North America. There is also the potential for further growth from outsourcing of driveline manufacture by vehicle manufacturers.

A further area of growth is driveline-related torque systems products. GKN Driveline moved decisively in 2002 to build on its knowledge and product base by further developing its presence within the market for advanced torque management devices and systems which enhance vehicles' traction, stability and safety.

GKN is the No. 1 supplier of powder metal parts and is the No. 1 producer of metal powder in the US. GKN's capability in the technology and production of powder metal parts and their raw material is unique among major companies.

GKN is a major European and North American supplier of components and systems for agricultural and off-highway equipment. It is also a leading supplier of automotive structural presswork and cylinder liners for automotive, industrial and marine applications. Emitec, a 50:50 joint venture with Siemens of Germany, is the world leader in metallic substrates for catalytic converters.

Aerospace

GKN has a significant presence in the world of aerospace. Approximately 80% of its overall aerospace revenues are derived from the defence sector and this focus on defence is a significant strength, particularly during the current downturn in civil aerospace.

Today, GKN operates as an international first tier supplier through GKN Aerospace Services and as a helicopter prime contractor through AgustaWestland.

GKN Aerospace Services, which has engineering and manufacturing operations in Australia, Germany, the UK, US and Mexico, is a supplier of advanced composite and high performance alloy structures to prime contractors such as Airbus, Boeing and Lockheed Martin, and to jet engine manufacturers such as Rolls-Royce and Pratt & Whitney.

GKN supplies structures for important US military aircraft programmes such as the F/A-18E/F Super Hornet, F/A-22 Raptor, C-17 Globemaster 111 and F-35 JSF. Within the civil sector GKN is a supplier on all Airbus programmes including the A318/319/320 and 321 single aisle family, the A340 500/600 long range aircraft and the A380 'Superjumbo'.

AgustaWestland, a 50:50 joint venture with Finmeccanica of Italy, has one of the broadest and most balanced military and civil product portfolios in the industry. It is a 32% partner in the European NH90 helicopter programme and has teamed with Lockheed Martin to address a number of major US military programmes for medium-lift helicopters.

On the basis of reported revenues AgustaWestland is the world's No. 1 helicopter manufacturer.

Right: The F-35 Joint Strike Fighter, produced by a partnership led by Lockheed Martin, was conceived to provide the US Air Force, Navy and Marine Corps and the UK's Royal Navy and Royal Air Force with an affordable and stealthy tactical aircraft for the 21st century. The programme is expected to produce 3,000 aircraft for the US and UK and many more for other worldwide customers. In 2002 GKN Aerospace Services was awarded a significant package of development and manufacturing work on the aircraft's F135 engine. Aircraft deliveries are scheduled to begin in 2008.

2002: hard won achievement in uncertain times

- Increase of 9% in profit before tax, goodwill amortisation and exceptional items in demanding economic environment.
- Torque Systems Group addresses advanced driveline systems market. Acquisition of 33.3% of Japanese torque management leader.
- Improved performance in Powder Metallurgy. New Hoeganaes plant in full production. Steady improvements in the US. Europe performing strongly.
- Robust performance by OffHighway Systems and AutoComponents.
- Two US aerospace acquisitions bring new technologies. GKN's composite technology wins first business on F-35 and A380.
- Restructuring of Aerospace Services in response to civil downturn. Effect of downturn mitigated by strong focus on military programmes.
- AgustaWestland teams with Lockheed Martin to take EH101 into the US. Consolidation of UK operations. Strong £4.7 billion order book.
- Full year dividend per share of 11.3p is 3% higher than 2001.
- Solid balance sheet and strong cash flow. Average maturity of Group borrowings extended to 11 years.

Financial performance with pro forma comparatives	2002	2001	Increase/ (decrease)
Sales	**£4,452m**	£4,337m	3%
Profit before tax, goodwill amortisation and exceptional items	**£267m**	£245m	9%
Profit before tax	**£180m**	£107m	68%
Operating cash flow	**£174m**	£210m	(17%)
Earnings per share before goodwill amortisation and exceptional items	**25.2p**	24.0p*	5%
Earnings per share	**13.7p**	5.3p*	158%
Dividend per share	**11.3p**	11.0p**	3%

The UK statutory earnings figures in the above table and elsewhere in the operating and financial reviews are presented in accordance with recent guidance from the Accounting Standards Board and the UK Listing Authority. In order to provide a fairer reflection of the underlying trend in earnings for the Group, the measure of 'profit before goodwill amortisation and exceptional items' is also used and results for the year ended 31 December 2002 are compared with those of the continuing Automotive and Aerospace businesses in 2001 (see page 36).
Operating cash flow is defined as cash flow from operations after capital expenditure and proceeds from the disposal of fixed assets.

* 2001 earnings per share have been restated to reflect the adoption of FRS 19 – Deferred Tax.
** 2001 dividend per share is pro forma based on the final dividend for the year being two-thirds of the total.

Operating profit by business
before goodwill amortisation
and exceptional items



☐ Automotive **£197m – 63%**
☐ Aerospace **£118m – 37%**

Operating profit by region of origin
before goodwill amortisation
and exceptional items



☐ Europe **£224m – 71%**
☐ Americas **£64m – 20%**
☐ Rest of the World **£27m – 9%**

Sales £m


02 2,950 1,502
01 2,844 1,493
00 2,683 1,451
99 2,394 1,439
98 2,230 907

☐ Automotive
☐ Aerospace

Operating profit £m
before goodwill amortisation
and exceptional items


02 197 118
01 187 119
00 308 116
99 273 138
98 246 99

☐ Automotive
☐ Aerospace

ENHANCEMENT OF SHAREHOLDER VALUE REMAINS THE TOP PRIORITY FOR THE BOARD.



GKN – A global engineering company
In August 2001 the demerger of our Industrial Services businesses and their subsequent merger with Brambles Industries Limited was completed. For the first time for at least three decades GKN's business now entirely comprises engineering activities and, given its international spread, the description of GKN as a global engineering company is exactly correct. 2002 has been the first full year when this has been the appropriate description and the results, as described below, are certainly an encouraging start for the Company as it embarks on the next phase in its development.

Results
Pre-tax profits for the year were £267 million (2001 – £245 million) and earnings per share were also higher at 25.2p (2001 – 24.0p). Cash inflow from operating activities was £367 million (2001 – £452 million) but with expenditure on capital projects and acquisitions below that of the previous year, net debt at £834 million was £51 million lower than at the end of 2001. Interest cover improved to 6.6 times (2001 – 5.0 times).

The Chief Executive in his review refers to the diverse range of challenges that faced the management team in 2002. To have delivered results at the top end of market expectations and well ahead of what both we and the market expected at the start of last year is a creditable achievement.

Dividend
In my statement in last year's annual report I said that the Board expected to pursue a progressive dividend policy subject always to prevailing economic conditions. That policy remains unchanged and, although the global economic outlook is uncertain, the Board has recommended that the dividend for 2002 should be increased from 11.0p last year (on a pro forma basis) to 11.3p thus maintaining its value in real terms.

The Board
Marcus Beresford, who became a Director in 1992, retired at the end of 2002. He was appointed Chief Executive in August 2001 following the demerger of the Industrial Services businesses and has performed a valuable role in the repositioning of GKN. The Board is most grateful to him for his significant contribution to the Company both in his earlier and more recent roles.

Marcus has been succeeded as Chief Executive by Kevin Smith, who became a Director in 1999. Kevin was formerly Managing Director of GKN Aerospace and has been succeeded in that position by Neal Keating who joined the Board last August from Rockwell Collins in the US.

Sir John Parker retired from the Board as a non-executive Director in May 2002 having been appointed in 1993. As an independent non-executive Director, John has made a major contribution to the Board for which he fully deserves the thanks of his colleagues. In his place Sir Ian Gibson was appointed to the Board as a non-executive Director in June 2002. Ian is a former Senior Vice President of Nissan Motor Company Japan and brings to the Board considerable international automotive experience.

Life President
The death of Lord Brookes in July 2002 at the age of 93 is recorded with sadness. He joined the Board of GKN in 1953 and was Chairman from 1965 until his retirement in 1974 when he became Life President.

Social responsibility
The Social Responsibility Review on pages 26 to 33 of the annual report sets out our approach to sustainable development covering the range of issues that are embraced by this heading. Pages 31 and 32 cover the management of health and safety and set out some performance figures which continue to show improvement. Subsequent pages address environmental issues. The performance graphs here show a mixed pattern of success although the narrative offers some explanations for what may appear to be a lack of progress in some areas. Continuous improvement of environmental management is an important issue for the Board and one particularly encouraging statistic is the accreditation in 2002 of 50 sites to ISO 14001, 30 more than in 2001.

Post-retirement benefits
In common with a number of long established UK companies, GKN's UK pension scheme has a large number of members, 54,000 out of 60,000, who are no longer in service. As described in the Financial Review on page 39, based on FRS 17 (the accounting standard currently scheduled to come into force in January 2005) the UK pension scheme had a gross deficit at the end of 2002 of £551 million. After taking into account overseas post-retirement schemes, deferred taxation and net liabilities already provided for on the balance sheet, the overall reduction in shareholders' equity at the end of 2002 would have been £527 million compared with £169 million at the end of 2001.

This adverse movement reflects the significant fall in world stock markets in the last year together with the reduction in the discount rate used to calculate the liabilities of the various schemes. As is well known, the FRS 17 valuation reflects the position as at one date and does not take account of the long-term nature of post-retirement benefit schemes. As a result there can be considerable volatility from year to year in the deficit and surplus figures.

Post-retirement benefit scheme deficits are obviously a matter of concern to shareholders and can be a cause of considerable anxiety to pension scheme members. It is therefore worth stating that the Board fully recognises its responsibilities to those members and in 2003 plans to increase its contribution to the UK pension scheme to not less than £50 million. This is some 50% higher than the contribution for 2002 and more than double the figure for 2001.

Corporate governance
The Board has practised high standards of corporate governance for many years and fully recognises its importance. Pages 78 to 89 of the annual report, which include a report on Directors' remuneration, describe GKN's approach to this subject. The Combined Code on Corporate Governance is to be significantly amended following the reports by Derek Higgs on the role and effectiveness of non-executive directors and Sir Robert Smith on audit committees. Both these reports require detailed consideration by the Board which is now taking place.

However, the Board believes that certain of the recommendations of the Higgs Report should be reconsidered. Representations have therefore been made to the Financial Reporting Council who have responsibility for issuing the revised Combined Code in its final form. The essence of those representations is to emphasise the point that, while an increase in prescription will almost certainly involve increased cost, it will not necessarily guarantee higher standards of corporate governance. It is too easy to be compliant in terms of the letter of the law but to be non-compliant in terms of its spirit. High standards of corporate governance can only be guaranteed if, in particular, the Chairman and the non-executive Directors see that as an important objective, which is the case in GKN.

The future
GKN is one of only three companies that is a survivor of the original FT 30 Share Index, first put together in the early 1930s. That survival has been possible because of the Company's ability to reinvent itself to meet the challenges of new markets, new products, and new competition. To some extent 2002 was the start of a further phase in GKN's development, the foundations for which at this time look very firm.

More immediately, the prospect of war in Iraq and heightened political uncertainty in other parts of the world are making economic forecasts even more difficult than usual. This leads to the risk that business planning time horizons become increasingly short term. For GKN the need to control costs and manage cash is as important today as it has ever been, although this is complementary rather than an alternative to the focus on longer-term strategy and the enhancement of shareholder value. That remains the top priority for the Board.

Sir David Lees 28 February 2003



GKN IN 2002. A YEAR OF HARD WON ACHIEVEMENT IN UNCERTAIN TIMES.

2002 financial highlights
Sales for the year of £4.5 billion were 3% higher than the comparable figure for 2001. The negative impact of currency translation was £62 million and the net favourable impact of acquisitions and divestments was £50 million.

Operating profit before goodwill amortisation and exceptional items was 3% higher at £315 million after charging GKN's £11 million share of redundancy and reorganisation costs in AgustaWestland. The net impact of currency translation, acquisitions and divestments was insignificant.

Operating profit after goodwill amortisation and exceptional items was £230 million (2001 – £161 million).

Operating cash flow after capital expenditure and fixed asset disposals was again strong at £174 million (2001 – £210 million).

Net debt reduced to £834 million at the end of 2002 from £885 million a year earlier. Interest was covered 6.6 times (2001 – 5.0 times).

Divisional operating results are discussed in the Operating Review on pages 22 to 25. Overall Group performance is summarised in the Financial Review on pages 36 to 39.

Achievement
An uncertain outlook and variations in market conditions made 2002 a difficult year. Nonetheless, as our performance demonstrates, this was a year of hard won achievement in uncertain times.

That achievement was built on the combination of strengths which gives GKN a distinctive, competitive advantage. We are world leaders with strong market positions in our key products and technologies. We operate on a truly global basis across the Americas, Europe, Asia Pacific and Japan and our customer base includes all of the world's leading automotive and aerospace companies.

GKN businesses received more than 20 awards from those customers in 2002 for achievement in areas such as quality and productivity. This recognises the individual efforts and teamwork of the men and women who work for GKN. Meeting customer expectations is their minimum level of performance – their goal is to exceed those expectations. This is how we deliver sustainable performance and how we create value for our shareholders.

During 2002 the GKN team responded effectively to a diverse range of challenges.

Automotive
In Western Europe – our largest automotive market – overall car and light vehicle output fell by 2.1% and there were wide variations in customer demand. Some of our driveline plants in Germany were operating at the upper extent of their capacity to meet strong export

Left to right: Kevin Smith, Chief Executive GKN plc; Ian Griffiths, Managing Director GKN Driveline; Neal Keating, Managing Director Aerospace Services; Richard Clowes, Managing Director Powder Metallurgy, OffHighway and AutoComponents.

sales by customers but our Italian operations were impacted by the problems experienced by Fiat. This led to imbalances across our European driveline plants with a consequent effect on operations.

North American car and light vehicle output rose by 6%. Again, the increase in the overall market masked a mixed performance by manufacturers which led to variations in customer demand across our North American automotive businesses.

A strategic priority was to continue our recovery actions within Powder Metallurgy. During 2002 the business has shown significant improvement. Hoeganaes, our metal powder production company, continued to bring the new Gallatin plant in Tennessee, USA, up to full production and it is operating well. GKN Sinter Metals, our powder metal component manufacturer, is achieving strong performance in Europe and recovery is underway in the US.

Looking ahead, our Powder Metallurgy research and development is aimed at increasing the size and density of components which could significantly enlarge the market for powder metal components. Our confidence in the potential of Powder Metallurgy remains high.

The early promise of an upturn in the market for agricultural equipment was short-lived and, following a customer's decision to relocate tractor production out of the UK, we initiated the closure of our small UK-based cab systems business. In AutoComponents we were pleased to support Land Rover by taking over chassis production for a key model after a supplier went into receivership.

Aerospace
In Aerospace we completed the restructuring initiated in 2001 to bring our business into line with the depressed conditions prevailing in the civil aerospace market. The impact of this restructuring fell most heavily on our European plants which have a larger exposure to civil aerospace than our US operations. The environment for the civil structures business remains difficult and it may be some years before the next cyclical upturn in demand for civil airliners. Meanwhile we have won business on all of the Airbus range and are part of the technology team working with Boeing on their next generation civil aircraft. We are therefore well positioned to take advantage of the recovery when it comes.

By contrast, demand for military aircraft is growing as the US and Western Europe bring new fixed and rotary wing aircraft into service. The combined market for fighters and helicopters is forecast to increase by 50% to $30 billion during the period 2003 to 2007. This represents a significant opportunity for our aerospace businesses.

Left: Constant velocity jointed passenger car sideshaft produced by GKN Driveline.
Right: Jet engine thrust reverser component produced by GKN Aerospace Services.

AgustaWestland delivered another good performance in 2002 thanks to a £4.7 billion order book. In early 2002 AgustaWestland consolidated its UK operations on its Yeovil site in Somerset. The consolidation, which incurred redundancy and reorganisation costs of £22 million, was in response to the completion of UK contracts for the EH101 helicopter. GKN's share of the costs was £11 million which was charged to operating profit in the first half of 2002.

Approximately 80% of our overall aerospace revenues derive from the defence sector. In 2002 this mitigated the effects of the civil downturn and will be a powerful advantage for the future.

Strategic development

Alongside our intense focus on the operational management of the business we also advanced the strategic development of the Group.

GKN Driveline is leveraging its leadership in constant velocity jointed and torque systems components to build a strong presence in the market for electronic torque management systems which enhance vehicle traction, stability and safety. The acquisition of a stake in Tochigi Fuji Sangyo, a leading Japanese torque management specialist, along with the option to take control was a step forward in this process. GKN has a growing presence in Japan and places great importance on its close relationships with Japanese manufacturers. We see the combined markets of Asia Pacific as an area of strategic growth. A particular feature of the region is the strong growth in vehicle output in China where GKN has been present for 15 years.

GKN Aerospace Services has developed rapidly as an international first tier supplier of composite and high performance alloy structures. Boeing's outsourcing of its St Louis structures plant to GKN had a transformational impact which has helped the Group forge a productive relationship with the world's largest aerospace company and has given us a presence on all of the new US military aircraft programmes. We will continue to remain alert to other outsourcing opportunities which add value. Technology lies at the heart of Aerospace Services' strategy and we have achieved considerable advances in new composite materials which deliver performance within the military market or cost and weight advantages for the civil sector. Today GKN is the world's largest independent supplier of composites.

The greatest single aerospace opportunity which emerged in 2002 was access to the US military helicopter market which is the world's largest. AgustaWestland and Lockheed Martin have agreed to jointly produce and market a US version of the EH101 for four programmes with a combined requirement of 200 aircraft over the next 10 years. In Japan the EH101 is sole contender for the first stage of a Japanese Self Defence Force helicopter acquisition programme.

People

I assumed the role of Chief Executive on 1 January 2003, succeeding Marcus Beresford who had led GKN since the demerger of our Industrial Services businesses. Under his leadership GKN moved forward decisively and successfully as a global group focused on automotive and aerospace. Our achievements in 2002 are due in no small part to Marcus' strength as a leader and his support as a colleague.

At GKN we are determined to build the Group by capitalising on our technology and market positions. One of our other great strengths is the spirit and enterprise of our people. It has long been my belief that people look for more than a livelihood when they come to work. Much has already been done to make working for GKN a rewarding and interesting experience. We will continue to find new ways of developing and stimulating the men and women who work in our research and development centres, in our manufacturing plants, in our sales teams and in all of the other functions which support and help drive forward this great company.

Outlook

The outlook for the major automotive markets remains uncertain. Some weakening is anticipated compared with 2002, particularly in the first half, but currently there are no indications of a substantial reduction in demand, notwithstanding anxieties about conflict in the Middle East.

The outlook for aerospace has more clarity, but with significant contrasts in the prospects for civil and military. Civil markets look certain to remain depressed until 2004 and beyond, while demand for military aircraft, which accounts for some 80% of our aerospace sales, is likely to grow.

With increasingly competitive markets, pricing pressure from customers and additional pension costs, it is certain that 2003 will be another challenging year. However, continuing benefit should be seen from the ongoing recovery in Powder Metallurgy and the specific actions we have already taken to reduce costs across the Group.

Our businesses are clearly focused with leading market positions and considerable underlying strength. This, together with the strategic initiatives we are pursuing, gives GKN a solid foundation for future growth.

Kevin Smith 28 February 2003

A DAY IN THE WORLD OF GKN

GKN is global.

It has operations in more than 30 countries.

Every hour of every working day GKN people are active somewhere in the world bringing highly engineered new products to life, managing complex, precision manufacturing processes and using their skills to support their customers' ambitions.

On 4 December 2002, photographers in seven different time zones stretching from Australia to the US West Coast went into GKN plants to capture a glimpse of a day in the world of GKN.

The images on the next nine pages are the result.

GKN, WORLDWIDE

24:00HRS


VICTORIA, AUSTRALIA
10:36HRS

Eurofighter Electrical Design Area, GKN Aerospace Services, Port Melbourne, Victoria, Australia
Local time – 10:36 hrs, 4 December (GMT – 23:36 hrs, 3 December)
Engineers Amber Buse (centre left) and Kisa Christensen discussing CATIA design process used to design the electrical layout for the cockpit for all variants of the Eurofighter Typhoon combat aircraft. Background David Trigili. Foreground Sergio Constanzo. GKN's aerospace design centre in Australia is at the heart of a 'follow the sun' engineering philosophy which uses time zone differences to boost productivity by allowing different teams around the world to work virtually continuously on common programm[illegible] each 24-hour period.


なが安心
TOCHIGI, JAPAN
11:42HRS



Power Transfer Unit (PTU) manufacturing line, Tochigi Fuji Sangyo, Tochigi, Japan

Local time – 11:42 hrs, 4 December (GMT – 02:42 hrs, 4 December) Mr Yoshikazu Kurihara, President and Chief Executive of Tochigi Fuji Sangyo (TFS) discussing in-line quality control on the PTU line with Mr Mitsuo Ohyama, Foreman of the PTU line. GKN acquired a 33.3% stake in TFS in 2002.



AHMEDNAGAR, INDIA
10:23HRS

GKN Sinter Metals Ltd, Ahmednagar, India
Local time – 10:23 hrs, 4 December (GMT – 05:53 hrs, 4 December)
Atomising molten copper. In addition to the production of powder metal components, GKN's operation in India also produces copper powder used in the sintering process. The photograph shows molten copper from an induction furnace being poured into a tundish from where it will flow as a thin stream from a refractory nozzle to be atomised by high pressure water into copper powder. The operators, left to right, are: S S Kokate – Operator; S G Dangde – Trainee Technical Assistant; Supervisor: S B Borkar – Plant Officer; D N Konge – Operator.


KIRSCHAU, GERMANY
14:09HRS

GKN OffHighway Systems, Kirschau transmissions plant, Germany
Local time – 14:09 hrs, 4 December (GMT – 13:09 hrs, 4 December)
The technology used in the construction and agricultural industry is becoming more sophisticated with the underlying trend to larger equipment with increased productivity. The photograph shows a three-dimensional, co-ordinate measuring machine measuring the dimensions and surface condition of a gearbox housing for a 430hp combine harvester.


Yeovil, UK



AgustaWestland, Yeovil, Somerset, UK
Local time – 11:55 hrs, 4 December (GMT – 11:55 hrs, 4 December)
A Super Lynx Mark 100 – one of six ordered for the Royal Malaysian Navy – being flown by Westland test pilot Mike Adam-Swales. The aircraft, which is the latest variant of the Lynx with new engines and an advanced 'glass' cockpit, is undergoing production trials to ensure that it meets all of the performance criteria demanded by the customer. In the foreground is the rear fuselage of a WAH-64 Apache – one of 67 being produced by AgustaWestland for the British Army.



North Carolina, USA

15:38HRS

GKN Automotive Inc Alamance driveline manufacturing facility, Mebane, North Carolina, USA

Local time – 15:38 hrs, 4 December (GMT – 20:38 hrs, 4 December) Shaft Cropping Associates, Larry 'LJ' Jones, Senior Manufacturing Technician (left), with Vance Jacobs, Shaft Cropping Manufacturing Technician, assessing daily performance at the end of the shift to prepare their communication for the oncoming manufacturing team. The two technicians are in conversation beside the bar stock storage area. A team of six people have responsibility for the entire shaft cropping operation including material deliveries, changing over machines, maintenance, material handling and production. The concept of 'self-managed teams' plays an important role in GKN Automotive Inc's drive to empower employees.



EL CAJON, CALIFORNIA

11:59HRS

GKN Aerospace Chem-tronics Inc San Diego facility, El Cajon, California, USA

Local time – 11:59 hrs, 4 December (GMT – 19:59 hrs, 4 December)

Operator Luigi Grossi at work in the Plant 5 Blue Room installing an Outer Guide Vane, which is responsible for the bypass airflow, on a module for the Rolls-Royce Trent 800 engine used on the Boeing 777. The module assembly uses a combination of titanium, aluminium and composites. Luigi, a composite-mechanical assembler, has 35 years' service with Chem-tronics making him the compa[illegible] serving employee.

AUTOMOTIVE: STRATEGIC DEVELOPMENTS IN GKN DRIVELINE AND RECOVERY UNDERWAY IN POWDER METALLURGY.

Automotive financial highlights
Automotive sales of £2,950 million were £106 million (4%) above 2001. The net favourable effect of acquisitions and divestments was £40 million while the adverse impact of currency translation (related mainly to the US dollar, Brazilian real and Japanese yen) was £51 million. Excluding these factors sales rose by £117 million.

Operating profit before goodwill amortisation and exceptional items was £197 million compared with £187 million in 2001, an increase of £10 million (5%). The net impact of currency, acquisitions and divestments was negligible.

Operating profit after goodwill amortisation and exceptional items was £139 million (2001 – £129 million).

Market background
The year began with great uncertainty for the world's major automotive markets. Expectations of weaker demand in North America were confounded by continued consumer demand for new cars and light trucks. This trend prevailed for most of the year supported by incentive programmes, particularly by the 'Big Three' US domestic manufacturers. Total 2002 North American output of light vehicles was 16.4 million – a 6% increase on 2001.

In contrast, weaker demand in Western Europe was largely in line with expectations and at 16.5 million vehicles, production was 1.8% down on 2001. However, there were wide variations across the major European markets. Output in the UK and France showed an increase over 2001, Spanish production was relatively flat but output was down in Germany and in Italy.

Competitive pressures within the automotive industry continued to intensify. Vehicle manufacturers extended their product offerings and the use of pricing and financial incentives became a routine marketing tool. This obviously translates into continuing competitive pressure within the supply chain.

Western Europe is GKN's largest automotive market and the variation in demand across major national markets within the region caused operational imbalances, particularly within the European operations of GKN Driveline, formerly the Automotive Driveline Division. While some German driveline plants were operating at or near maximum capacity to support customers' programmes, the Group's Italian operations were affected by the downturn in the Italian market and well publicised problems at Fiat. Actions have already been initiated to adjust capacity to meet anticipated 2003 demand levels.

Driveline Sales £1,826 million (2001 – £1,781 million)
For GKN Driveline 2002 was a year of significant strategic activity which saw a continued enlargement of the Group's presence within

Below: Driver's view of the Nissan March. GKN technology has a significant impact on the 'driving experience' of vehicles using the Group's components and systems. Technology from GKN and its partner TFS is at the heart of the revolutionary, four-wheel drive (FWD) variant of the March launched in 2002. When the driver of this sub-compact wants to move from front-wheel drive to four-wheel drive, electrical power is delivered to the rear wheels. The system is called 'e-FWD' and uses CVJ sideshafts from GKN and a FWD control unit from TFS which manages the electrical drive system. Refinement, stability and safety are all influenced by a vehicle's driveline system.

Sales 2002 £m	By origin	By market
Europe	1,547	1,446
Americas	1,035	1,073
Rest of the World	368	431
Total	**2,950**	**2,950**

Japan and a related drive to develop a leading position within the growing market for advanced torque management devices. GKN is already the world leader in constant velocity jointed driveline components and torque management is a closely related systems application. A specialist Torque Systems Group was established within GKN Driveline to expand its presence in this area.

In March the Group acquired a 33.3% stake in Tochigi Fuji Sangyo (TFS), a leading Japanese supplier of advanced automotive driveline devices. This was acquired from Nissan and other major shareholders for £29 million. GKN also obtained the option to acquire further shares to bring its potential holding in TFS to 50.4%. TFS and GKN Driveline have been partners for 16 years in a viscous coupling joint venture in Japan and enjoy an excellent working relationship. TFS employs more than 2,000 people in Japan and elsewhere in Asia Pacific and in the US. The Japanese automotive industry leads the world in torque management technology and TFS is one of the leaders in the field.

Since 1999 GKN Driveline has built a major presence in Japan through a manufacturing joint venture with Toyoda Machine Works, a member of the Toyota Keiretsu, and through the acquisition of Nissan's driveline manufacturing operation at Tochigi. This penetration of the world's third largest automotive market is built on successful and long established relationships with the major Japanese vehicle manufacturers who account for almost 30% of world light vehicle output.

During the year GKN Driveline increased its 51% shareholding in GKN Driveshafts (India) Ltd to 96.4% for a total consideration of £5 million. This follows a number of transactions in recent years which has seen GKN Driveline acquire control of joint venture businesses in the world's emerging markets. These markets, albeit from a relatively small base, are experiencing growth rates higher than those in the mature markets of North America, Western Europe and Japan. GKN Driveline has been successful in building a strong presence in emerging markets. In Asia Pacific, excluding Japan and Korea, GKN's share of the market for constant velocity jointed sideshafts is 60% and in Latin America it is 79%. This compares with an overall 42% share of the global market.

Powder Metallurgy Sales £632 million (2001 – £612 million)
For GKN's Powder Metallurgy businesses – GKN Sinter Metals and Hoeganaes – 2001 was a year of considerable difficulty after a period of positive performance. During 2002 however there has been a significant recovery in profitability.

Management action has involved the closure of a number of plants in the US and a cost reduction programme at Lichfield in the UK. Hoeganaes has overcome the start-up problems associated with its new plant in Gallatin, Tennessee in the US and is now operating well. GKN Sinter Metals' European plants performed strongly and there was encouraging progress in the recovery within US operations. Steady progress is now anticipated as management works hard to bring all of its plants closer to the level of its best performers.

In April GKN Sinter Metals took 100% ownership of the former joint venture company, Mahindra Sintered Products Ltd (India) for a consideration of £9 million. The new subsidiary, GKN Sinter Metals Ltd, is now India's largest producer of powder metal components. The transaction is a key step in GKN Sinter Metals' Asian strategy and aligns closely with GKN's Group-wide determination to serve its customers on a global basis.

OffHighway and AutoComponents Sales £492 million (2001 – £451 million)
GKN has a number of smaller automotive businesses largely focused on the market for agricultural and construction equipment and on automotive structural components. There were signs in early 2002 of a recovery in the US off-highway market following increased government subsidies to farmers but this was short-lived. However, GKN OffHighway Systems was able to take advantage of a slightly stronger European market and once more confirmed its ability to generate cash and deliver profits in challenging conditions.

As a result of a customer's decision to relocate tractor assembly operations out of the UK, GKN announced the closure of its cab systems business based at Telford in the UK. The closure is scheduled for mid-2003 and will result in approximately 150 redundancies. The closure costs are included in the 2002 results.

During 2002 the supply of the chassis for an important Land Rover model was threatened when a supplier went into receivership. GKN's AutoComponents business, which is a long established supplier to Land Rover, was able to assume control of the insolvent supplier's manufacturing operation in Wolverhampton in the UK and successfully secured the chassis supply contract. Land Rover has also awarded the contract to produce the chassis frame for a mid-sized platform to a partnership between GKN and Dana of the US which will use a new metal forming technology.

Emitec
Emitec, the 50:50 joint venture with Siemens VDO, held US sales at the same level as 2001 but sales in Europe declined slightly due to the weaker market and higher sales of diesel engined cars which are subject to less stringent emission legislation. The new Test and Development Centre in Thuringia in Germany continues the development of new cell structures and higher cell densities to meet increasing customer requirements.

Some automotive awards received in 2002
VW Group award for exceptional performance (GKN German Driveline Operations)

Fiat Auto Qualitas Award. GM Certificado de Merito. State of Rio Grande Quality and Productivity Award (GKN do Brasil Ltda)

Ford Silver World Excellence Award for Quality and Delivery Performance (Shanghai GKN Drive Shaft Co Ltd)

Renault Charte Qualité du Delai for delivery performance (GKN Sheepbridge Stokes Ltd)

Toyota Certificate of Recognition for Cost Management Achievement (GKN AutoStructures Ltd)

Honda Best Quality Award for Quality and Delivery. Toyota Best Quality Performance Award (GKN Driveshafts (Thailand) Co Ltd)

AEROSPACE: CONTINUING STRONG GROWTH FOR MILITARY AIRCRAFT BUT CIVIL SECTOR DOWN MORE THAN 30% FROM 2001 PEAK.

Sales 2002 £m	By origin	By market
Europe	1,126	977
Americas	376	440
Rest of the World	–	85
Total	**1,502**	**1,502**

Above: The A380 Airbus, designed to fly 550 passengers non-stop over distances up to 8,000 nautical miles has become known as the 'Superjumbo'. At the end of 2002 Airbus had taken orders from eight customers for 95 of these aircraft. The A380 will use a higher content of composites – up to 25% of the airframe – than any previous airliner. GKN's engineering and composite technology is playing a major role in the design and manufacture of critical sections of the aircraft's wings, airframe and propulsion systems.

Aerospace financial highlights
Aerospace sales of £1,502 million were level with 2001 but with different year-on-year performance in subsidiaries and joint ventures. Subsidiary sales of £559 million were £71 million (11%) lower as a consequence of the fall in demand for civil aircraft. Joint venture and associate sales (mainly AgustaWestland) were £943 million, an increase of £80 million (9%) as production peaked on EH101 and Apache.

Operating profit before goodwill amortisation and exceptional items, after charging GKN's £11 million share of redundancy and reorganisation costs in AgustaWestland, was £118 million compared with £119 million in 2001.

The net impact from currency, acquisitions and divestments on sales and profit was not material.

On a reported basis, profits of subsidiaries of £23 million were £9 million (28%) lower than 2001 with joint ventures and associates £8 million (9%) higher at £95 million. However, in addition to redundancy and reorganisation costs, currency and acquisitions, these comparisons are also affected by the treatment of one-off fees paid in 2001. Adjusting for all these items, the subsidiaries' profits of £23 million represented a £1 million (4%) reduction while joint ventures and associates were level at £95 million.

Operating profit after goodwill amortisation and exceptional items was £91 million (2001 – £32 million).

Market background
Expectations of a near-term recovery in the civil aerospace market have now been discounted by industry forecasters. The decline in deliveries has been precipitate. In 2001 Boeing and Airbus delivered a total of 850 aircraft. The figure for 2002 was 684 aircraft and their forecast for 2003 is for 580 new aircraft deliveries. This represents a 32% decline over two years and some forecasters expect further falls in 2004. Current low levels of new civil aircraft build are therefore likely to continue for some time.

By contrast the military aerospace market has entered a period of growth. In North America and Western Europe new military programmes are either well established or being brought into production. Approximately 80% of the combined revenues of GKN's wholly-owned aircraft structures business, GKN Aerospace Services, and its helicopter joint venture, AgustaWestland, are defence-related. This mitigates the effects of the downturn in civil aerospace.

Aerospace Services Sales £559 million (2001 – £630 million)
Following the events of September 11th 2001, GKN responded rapidly to the downturn in civil aerospace which was exacerbated for the Group by BAE Systems' cancellation of its RJX regional jet

Some aerospace awards received in 2002
Defence Helicopter Magazine Systems Integrator of the Year (AgustaWestland)

American Airlines Platinum Supplier Status for fourth consecutive year (GKN Aerospace Chem-tronics)

Boeing Quality Hero Award for 100% on time delivery with no rejects (GKN Aerospace Services, Europe)

Computerworld Honors Program Commemorative Medallion for accelerated ERP implementation programme (GKN Aerospace Services, St Louis)

Overall winner KPMG and Human Resources Magazine Human Resources Excellence Award and Best HR Contribution to Merger and Acquisition Integration (GKN Aerospace Services, St Louis)

programme and the financial collapse of Fairchild Dornier in early 2002. GKN was a significant supplier to both. A rationalisation of GKN Aerospace Services' civil operations in the UK announced in late 2001 resulted in more than 800 redundancies within the workforce, mainly at Cowes on the Isle of Wight. The rationalisation was mostly completed in the first half of 2002. The business is now operating at a size appropriate to current demand but the management task continues to be challenging.

GKN Aerospace Services has grown rapidly through acquisition and outsourcing. In 2002 it completed two small but significant US transactions which brought new technology to the business. In January, GKN acquired the assets of Boeing's Thermal Joining Center (TJC) located in Kent, Washington State. The facility produces a critical titanium assembly for the F/A-22 using electron beam welding. The TJC, acquired for $2.5 million, has the largest electron beam welding chamber in the US.

In May, GKN acquired ASTECH Inc for $32 million. ASTECH is a US technology leader in super alloy, honeycomb structures and a market leader for key airframe and engine products which operate in high stress, high temperature environments. It is based in Santa Ana, California in the US.

GKN is a leader in the development of new composite technologies such as Resin Film Infusion (RFI) and Resin Transfer Moulding (RTM). These technologies enable higher levels of precision, quality and productivity. RTM is also capable of substituting a wider range of metallic components and structures. During 2002 a new GKN composite engineering centre was opened at Meriden, Connecticut in the US and the largest RTM facility in the US was established within GKN's St Louis, Missouri facility.

This enhanced expertise in composites combined with GKN's established capability in high performance alloys has had a number of positive outcomes in 2002.

On the F35 Joint Strike Fighter GKN has been selected to develop and manufacture critical composite structures on the aircraft's F135 engine using its new RTM technology. It will also supply titanium components for the F135. GKN has also established a partnership with BAE Systems for the design and production of airframe structures for the F35 using the RTM process. BAE is a leading member of the F35 team with responsibility for production of the rear section of the airframe.

The Airbus A380 will be the launch platform for RFI composite manufacturing technology which GKN has developed with Airbus. GKN has been awarded a number of contracts on the A380 with a value of $2 million per aircraft, including the design and manufacture of the wing trailing edge panels.

During 2002 GKN joined Boeing's technology development team working on new material technologies for the next generation civil airliner to be produced by Boeing. Work was initially focused on the radical Sonic Cruiser concept but Boeing has since announced that its focus is now on a more conventional aircraft but one which will still require a high content of advanced materials. This is GKN's first major involvement as a tier one supplier to Boeing's commercial aircraft operations.

AgustaWestland Sales £865 million (2001 – £784 million)
AgustaWestland, a 50:50 joint venture between GKN and Finmeccanica, continued to perform well and, on the basis of reported revenues, maintained its position as the world's largest helicopter company. After a series of export wins in 2001 and 2002, the order book currently stands at £4.7 billion.

In early 2002, anticipating the completion of UK military orders for 66 EH101 helicopters, UK operations were consolidated onto the Yeovil site in Somerset and the smaller nearby facility at Weston-super-Mare was closed. The UK workforce of AgustaWestland was reduced by some 800. The consolidation was announced in January 2002 and completed by mid-year.

EH101 export programmes for Portugal and Denmark were confirmed and Oman ordered 16 Super Lynx 300. The UK Ministry of Defence (MoD) also placed a £30 million engineering study with AgustaWestland to examine the feasibility of an upgrade of the British Army's existing Lynx fleet to meet a requirement for a new battlefield light utility helicopter (BLUH). In its announcement the MoD estimated that BLUH could be worth £1 billion to AgustaWestland.

At the Farnborough Airshow in July 2002 AgustaWestland and Lockheed Martin announced that they had signed a 10-year definitive agreement to jointly market, produce and support a medium-lift helicopter in the US. The US101, an American version of the EH101, will initially be offered to three key markets where there are emerging opportunities – US Air Force combat search and rescue, US Coast Guard civilian search and rescue and US Marine Corps executive transport. It is estimated that these three programmes represent a combined requirement for 200 aircraft over 10 years.

The world of GKN – working hard to meet expectations

Our vision

Meeting expectations through the rigorous management of economic, environmental and social sustainability

Like all principled and responsible companies concerned with the long-term sustainability of their business, GKN seeks to operate in a way that balances a number of objectives. At one level the Group exists to deliver outstanding products and services to customers and superior returns to shareholders. While doing so GKN also works hard to meet the legitimate expectations of its employees and its wider communities, for there is a common cause in the aspirations of all of these groups which derive benefit from the overall economic, social and environmental performance of GKN.

Every working day some 36,000 people come to work in GKN plants and offices located in more than 30 countries in the Americas, Europe and Asia Pacific.

All of those people have expectations of GKN. They expect to work in a safe environment which will not damage their health. They expect their rights, dignity and equality of opportunity to be respected by a company which upholds high ethical standards. GKN values the contribution of all its employees and works hard to meet their expectations which also include freedom of association and collective bargaining where requested, fair systems of grievance and discipline, and the eradication of discrimination.

Those 36,000 people live in communities of which their employing company is a member. Those communities also have expectations. They expect GKN to minimise the impact of its operations on the environment. They expect GKN to make a contribution to community life and well-being. In less developed countries, GKN aims to ensure that community activities are sensitive to the local social environment and will have effective long-term impact.



Dick Etches, Human Resources Director (right) and Grey Denham, Company Secretary.

GKN supports the terms of the Universal Declaration of Human Rights and the OECD Guidelines for Multinational Enterprises and works towards ensuring that there is no breach of these within its business. Our ultimate aim must be to ensure that similar standards operate within our supply chains.

Delivering sustainable value over the long term goes hand in hand with a rigorous concern for the environment. In particular GKN will continue to work towards reducing its hydrocarbon usage and emissions, water usage and waste production. We will work more closely with customers and suppliers to improve the recyclability of products and the efficiency of processes.

Scope of the review
This review describes how GKN manages the key elements of sustainable development throughout its businesses which are described fully elsewhere within this annual report. Guidelines produced by the Global Reporting Initiative (GRI) have been used as a framework to present the information within the review. (GRI was convened in 1997 by the Coalition for Environmentally Responsible Economics in partnership with the United Nations Environment Programme to produce guidelines applicable globally for voluntary use by organisations reporting on the economic, environmental and social dimensions of their activities.) In reviewing our performance over the calendar year 2002, we describe our governance systems, which embrace social responsibility issues, provide information on how we engage with stakeholders, describe the Group policies which guide the conduct of our businesses worldwide, and review our performance over a five-year period against a number of key indicators relating to health, safety and the environment.

The performance data presented covers all of our Automotive and Aerospace subsidiary companies. It has been the subject of self-certification by Group companies together with some independent verification of data or data collection processes. We continue to seek to influence our joint venture companies in matters of corporate social responsibility and, so far as is practicable, are developing systems to collect similar performance data from those companies. From the beginning of 2003 we also began collecting data on diversity in the workplace with a view to reporting in future years.

In previous years we have used sales as a measure for the key environmental indicators. This has a number of disadvantages, including distortions caused by price reductions, intra-Group trading and widely varying consumption levels in differing manufacturing processes. Whilst we are continuing to report Group performance by reference to sales (despite its limitations we still consider it to be the most appropriate measure for presenting information on a Group basis), we are beginning to collect and analyse divisional data by reference to alternative measures of economic activity. We believe that these will not only reflect more accurately ongoing performance but that they will also provide more useful guidance for future improvement actions. We are keeping the situation under review for future reporting.

Managing our business
The principles of good corporate social responsibility are embedded within GKN's values. These are distributed and displayed throughout the Group and can be viewed on our website (www.gknplc.com).

The Board views very seriously its responsibility for ensuring that all the Group's businesses act as good corporate citizens. Social responsibility matters form part of the initial briefings for Directors on appointment to the Board. A working group under the chairmanship of Ian Griffiths, Managing Director GKN Driveline, has responsibility for embedding the principles of sustainable development throughout all the Group's businesses. Dick Etches, Human Resources Director, has overall responsibility for Health, Safety and Environmental programmes and Grey Denham, Company Secretary, with the internal audit department and the Audit Committee, oversees compliance with Group policies.

The management of social responsibility issues is an integral part of the overall corporate governance procedures and therefore this review should be read in conjunction with the Corporate Governance section on pages 78 to 80. In particular, the management of social, environmental and ethical risks is encompassed within the internal control procedures described in that section.

The internal control procedures are supplemented by the Group's integrated loss prevention policy which covers all accidental risk areas and sets out the Group's systematic approach to loss prevention including the principles by which we safeguard our people's health, the environment, an uninterrupted supply to our customers, and our assets and earnings. The policy is implemented by operational management supported by local safety and risk experts, divisional and Group loss prevention committees and a central loss prevention department.

Significant incidents are reported to executive Directors within 24 hours and to the next meeting of the Executive Committee. GKN applies the same degree of rigour in the management of all aspects of risk. The most significant risks in relation to social responsibility issues are loss of reputation resulting from the manner of operation of our businesses and safety issues arising from quality or design of our products. Both of these could, potentially, impact shareholder value significantly as well as our employees and the communities in which we operate. In environmental terms, our manufacturing processes are not inherently high risk, however great care is taken to avoid any adverse impact arising.

Economic

GKN's financial performance during 2002 is reported elsewhere in this annual report. In achieving those results we were aware of our responsibilities to our many stakeholders.

Working with our stakeholders
We define stakeholder as any person or organisation who is affected by, or whose actions impact upon, our business. These include local communities, shareholders, customers, suppliers, employees, business partners, local authorities, government agencies and non-governmental organisations (NGOs). We engage with these stakeholders in a variety of ways.

As part of our aim to contribute positively to the communities in which we operate, wherever possible we employ local labour in our businesses. We invest in local community projects both by way of financial donations and through the volunteer work of our employees, particularly in less developed countries. Examples of local initiatives are given on page 30.

During 2002 we initiated meetings with a number of our major shareholders to discuss the Group's performance with regard to corporate social responsibility. This programme is being extended to include a number of NGOs.

In addition to the impact of our own activities, the impact of our supply partners and the products we manufacture both during their life and in their end of life phase are becoming increasingly important. We are in dialogue with key suppliers to identify where we can usefully support them to our mutual benefit. As a component supplier, the impact of our products has to be addressed also in partnership with our customers as well as our suppliers. This is an increasingly important focus of our activities.

Consultation mechanisms exist throughout the Group to provide open communication between management and representatives of union and non-unionised employees. Group companies encourage employee participation in the process for improving health, safety and environmental performance. These include the GKN Safety Award Scheme and the GKN Green Scheme. These schemes, now in their fifth year, recognise success and highlight best practice which is then shared across the Group. In 2002, a total of 69 businesses competed for the awards. Details of the award winners are given later in this review.

GKN is a founder member of the Industry and Parliament Trust which celebrated its 25th anniversary in 2002 and which commended GKN as an excellent example of a company which supports greater understanding and openness between legislators and industry.

GKN is a member of the Engineering Employers Federation and Confederation of British Industry in the UK and the German Employers Federation. It is also a member of the Society of Motor Manufacturers and Traders in the UK, the Society of British Aerospace Companies, the US Organisation for International Investment, the British Occupational Health Foundation and is a founder member of the UK PerCent Club and the UK Emission Trading Scheme.

Social

Living the Group's values in 2002 – how GKN people and GKN businesses are meeting expectations

Group policies
Defining our vision on corporate social responsibility is a series of policies which are applied throughout the Group.

Employment policies The Group's Employment Law and Practices policy requires every business in the Group to adopt employment policies and procedures ensuring that employees and prospective employees are given equal opportunities irrespective of sex, race, sexual orientation, disability, religion or ethnic origin. Wherever it operates, the Group complies with local employment law and practices.

All businesses are required to ensure that employment decisions are based on qualifications and merit. The working environment must respect employees' human dignity and rights and be free from all forms of discrimination and from any form of conduct, physical or verbal, which could be considered to be harassing (including sexual harassment), coercive or disruptive. Working conditions must be safe and healthy and there are specific requirements in relation to substance abuse and dangerous weapons.

Policies are designed to encourage employees to report and discuss problems on a confidential basis and to provide expeditious and confidential grievance procedures.

Ethical standards policy All GKN employees are required to maintain high standards of integrity, honesty and fair dealing. As part of the overall Group Ethical Standards policy, individual divisional and company policies require that all business should be conducted with respect to human dignity and rights, and in compliance with all applicable laws and regulations, and that corrupt practices and the acceptance or making of bribes be prohibited. All commercial transactions must be properly recorded, and assets and confidential information must be fully protected and used only for the purpose for which they were provided.

Employees are also required to avoid conflicts of interest between their business relationships and personal activities. All employees have access to appropriate nominated executives or groups of executives for the purposes of advice and assistance and, where necessary, rulings on ethical issues which may arise.

Competition policy To ensure that Group companies comply with the laws relating to competition and fair trading, the Group has a policy that relevant employees are trained in competition laws applicable to their day-to-day activities. To date, well over 1,000 senior managers and employees have been trained by way of attendance at courses or by use of interactive CD-ROM training packages developed by the Group.

Data protection policy The Group's Data Protection policy is designed to ensure that personal information held throughout the Group is treated with due respect for the privacy of the individual. The policy is applied worldwide even where it is more exacting than local legislation.

Employee disclosure procedures policy Group companies are required to establish appropriate procedures to enable employees to disclose in good faith, at local company or if appropriate at divisional level, instances of wrongdoing by other employees at any level, including any substantial breach of the Group's policies. Employees must be able to do so in the knowledge that their concerns will be investigated and dealt with properly and sensitively and without fear of reprisal or disciplinary action. The process must also provide for employees, should they so wish, to make disclosures in writing directly to the Company Secretary or the head of the internal audit department at the Corporate Centre.

Compliance with policies Our internal control procedures (described in the section on Corporate Governance on pages 78 to 80) are designed to identify material breaches of the policies outlined above. No such breaches have been identified in respect of 2002.

Political donations GKN does not make donations to political parties.

Defence industry involvement
GKN is aware that there are some investment organisations and individuals concerned by involvement in the defence industry. GKN's primary interest in defence equipment is through its helicopter joint venture, AgustaWestland. All sales outside domestic markets are in strict accordance with UK and Italian Government export approval procedures, as appropriate. GKN Aerospace Services is also a first tier supplier of aerospace structures for US and European military aircraft programmes, the export of which is in accordance with government export approval procedures.

Education and training
GKN is committed to achieving the highest standards of performance and ensures through training and development, at all levels within the organisation, that employees have the skills and experience to perform their roles as effectively as possible and are able to achieve their potential within a culture of empowerment and accountability.

GKN's International Leadership Development Programme recruits high calibre graduates from many of the world's leading universities. The programme exposes individuals to diverse business situations through demanding project work, instils confidence and self sufficiency through international placements and develops proficiency in a new language.


NORTH CAROLINA, USA
13:44HRS

GKN Driveline, Alamance facility, North Carolina, USA
Local time – 13:44 hrs, 4 December (GMT – 18:44 hrs, 4 December)
It's Christmas Cheer at Alamance as employees collect gifts to brighten up the festive season for local families in need. This is just one of a number of fund-raising programmes which people in the facility organise every year. From left to right: Tom McCoy, Brenda Fargis, Cheiri White and Diane Walters.

The Emerging Leaders programme, developed with Columbia University, USA, targets young individuals with the potential to progress quickly to a key role within the Group and who are an important part of GKN's succession plan. Divisions operate their own development programmes and apprentice training schemes operate throughout the Group.

The Business Excellence Programme is being deployed progressively on a worldwide basis as the primary route to best-in-class standards in all aspects of managing the business. The programme uses Business Excellence models and Six Sigma tools to identify opportunities for continuous improvement in many activities including leadership, people development and empowerment, operational processes and customer relationship management. It has a particular focus on knowledge sharing and innovation.

As part of its community activities, GKN is also committed to the promotion of training and development outside the Group. In the UK, GKN has for many years supported Young Enterprise, both financially and through the provision of business advisers. GKN also provides management representation on its Board and Leadership Council. GKN supports the Engineering Education Scheme and Year in Industry and founded the West Midlands Technology Tree. The Technology Tree was originally confined to West Midlands schools and in 2002, under the auspices of the Engineering Employers Federation, it was launched nationally. Income from The GKN Millennium Trust, a charitable trust established in 1995, is used to fund a Chair of Manufacturing Engineering at Cambridge University. An example of educational activities overseas is the Family Development Plan at GKN's joint venture in Mexico, Velcon, which is designed to bridge the development and educational gap that can exist between employees and their families. At weekends up to 700 employees and family members attend sessions on cooking, languages, sports, music and remedial education.

GKN and its people in their communities

The Group is committed to enhancing the welfare of communities in which it operates through charitable donations and practical assistance. In 2002, charity and community contributions by GKN plc and its subsidiary companies amounted to some £1 million. Those organisations to which donations were made in 2002 are listed on GKN's website (www.gknplc.com).

Community support is widespread across GKN's worldwide operations. The following are just a few examples:

USA GKN's largest concentration of employees is in the US. Within GKN Automotive Inc's seven driveline facilities in North and South Carolina and Michigan, 95% of the 2,100 employees take part in community service activities. An engineering team from the Alamance facility in North Carolina has been a major force in the Habitat-for-Humanity project to construct homes for the needy and was commended for exceeding the achievements of any other team on the project during 2002. Other projects include a high school dropout prevention programme and assisting poor families with food, clothing, fuel and presents at Christmas. Across the US the GKN Foundation, a charitable body established some 30 years ago, supported more than 250 different organisations in 2002 with contributions of over $300,000.

Brazil GKN do Brasil Ltda supported the building of a children's hospital in Porto Alegre and also helped restore a chapel which had fallen into serious disrepair, providing a local place of worship for people in Charqueadas. This is in addition to continuing support in the form of waste wood used as building materials for a centre in Porto Alegre which looks after the elderly, sick and those suffering from drug addiction.

India GKN Sinter Metals Ltd operates a wide range of activities providing financial support for the children of employees to encourage them to pursue full-time education. On the company's Annual Day merit certificates and cash gifts are given to the children who successfully pass their school exams. A Consumer Co-operative and an Employee Welfare Fund assist employees with their day-to-day household necessities and medical requirements. Employees also contribute a day's wages, which is matched by the company, to help those affected by natural calamities such as floods, drought and earthquakes.

South Africa GKN Sinter Metals' plant in Cape Town actively supports the Joan Cousins HIV/AIDS Mission with counselling, school and business education, home care and support for people affected by AIDS. In 2002 GKN plc provided the Mission with a motor vehicle to deliver food parcels.

UK GKN's charitable fund in the UK made contributions to organisations primarily focused on education and the community. In addition, individual businesses and their employees, such as AgustaWestland in Yeovil, Somerset and OffHighway and AutoComponents in Telford, Shropshire, operate their own charity and community support programmes. In Yeovil, a group of apprentices have helped a local inventor to demonstrate the feasibility of a unique system to produce electrical energy from the pressure generated by vehicles on the road surface leading into the plant. At the GKN Corporate Centre in Redditch external maintenance is carried out in partnership with a national charity which assists people with learning and social difficulties to gain experience and confidence in a working environment.

Employee numbers
as at 31 December 2002



Automotive
- ☐ Subsidiaries **29,800**
- ☐ Joint ventures **3,500**

Aerospace
- ☐ Subsidiaries **5,900**
- ☐ Joint ventures **9,400**

Employee numbers
as at 31 December 2002



- ☐ UK **10,900**
- ☐ Continental Europe **20,400**
- ☐ Americas **12,900**
- ☐ Rest of the World **4,400**

(including subsidiaries and joint ventures)

How GKN manages health and safety
Management of health and safety is an integral part of the Group's loss prevention policy. Primary responsibility for health and safety rests with operational management supported by functional specialists. Employees and their representatives are also actively involved in the development and implementation of safe systems of work. The GKN occupational safety and health management system is based on key enablers which are used to assess the current position and set targets to achieve and maintain performance improvement.

Businesses submit health and safety performance data every six months which is reported to the GKN Executive Committee and the Board. Feedback allows them to benchmark performance and identify good practice. Particular attention is also paid to enablers, such as leadership and training, which are reported and reviewed at least annually at Executive Committee level and more frequently at divisional and plant level.

Each business is required to have safety improvement objectives. Whilst some objectives are established at Group level, most are set at divisional or plant level to reflect the particular needs, risks, priorities and opportunities within individual business operations. Where performance does not meet acceptable standards, managers have to present improvement plans to the GKN Executive Committee or divisional committees.

Safety review visits involving senior executives at corporate, divisional and business level continue to provide visible leadership and involvement from the top. Feedback discussions which include employee representatives identify strengths and weaknesses together with practical and sustainable improvement processes. A second phase to the process comprises an improvement workshop to develop the learning points and improvement opportunities in more detail.

The determination to continue to improve safety performance and maintain a proper consideration of all stakeholder interests provided the basis for a major case study at the GKN International Leadership Conference in October 2002. Senior executives from all GKN businesses had to consider a hypothetical new GKN acquisition in terms of what was needed to achieve improvement in safety systems and performance and also had to deal with a mock serious accident including face to face meetings with key stakeholders both internal and external. The direct experiences – some uncomfortable – and lessons learned have provided a more informed leadership with additional insights to help drive improvement.

Safety performance
Key performance indicators are established for safety, the most significant of which – accident frequency rate and accident severity rate – are shown below. Additional measures are used at corporate, divisional and plant level to drive other elements of our occupational safety and health management system and improvement process.

The chart below left shows the accident frequency rate (i.e. the number of incidents resulting in an individual being unable to work for one day or more per 1,000 employees per annum). The chart below right shows the accident severity rate (i.e. the number of days lost due to accidents per 1,000 employees per annum). Over the past five years the Group has improved its performance by 55% for AFR and 30% for ASR. This reflects increasing management attention, a proactive approach to risk reduction and prevention and thorough investigation of accidents to prevent recurrence.

In 2002, the incidence of serious injuries, including those that involved an employee being absent from work for four weeks or more, was 2.2 per 1,000 employees – a 39% improvement over the last five years.

GKN was deeply saddened by the deaths of two independent contractors in 2002 as a result of accidents on GKN premises, both at plants in India. One involved an electrician and the other a delivery driver. Both events were the subject of detailed internal and external investigation and although safeguards were in place, further improvement measures have been implemented. It is also with regret that we report the death of a flight test engineer at AgustaWestland, our joint venture helicopter company, when a development AB139 helicopter crashed during pre-certification flight testing at Rimini, Italy.

In 2002, 15 enforcement actions at plants in the UK, USA, Australia and Brazil included two prohibition notices related to specific pieces of equipment, five improvement notices and other mainly minor actions with fines totalling £14,000.

Although the safety improvement trend has continued, the Executive Committee has maintained a particular focus on serious accidents and has continued actively to drive improvement in the application of prevention techniques.

In a keynote article for *GKN Management News*, Marcus Beresford, the then Chief Executive wrote:

"Our most recent results show that while we may be having fewer accidents those which do occur are of the more serious kind. It may be easy for us to express regret but we should never forget that for the individual and their family the effects can be devastating." ...

"It is the task of all of us, but especially everyone in management and leadership roles, to give meaning to the GKN values and drive through improvements in equipment, systems and behaviour."

Accident Frequency Rate (AFR)
per 1,000 employees


02
13.4
01
19.7
00
21.4
99
24.8
98
29.8

Accident Severity Rate (ASR)
per 1,000 employees


02
297
01
350
00
359
99
372
98
426

Occupational health
GKN's concern goes beyond the employee's physical safety and the prevention of accidents at work to focus heavily on the avoidance of work related ill health. Occupational health (OH) practitioners work closely with safety and environmental advisers to create a working environment which minimises the risk to employee health.

The efficiency of work equipment, and the use of chemicals and physical agents are important considerations. We utilise risk assessment and safe working systems analysis to define how the job will be done without causing harm. Surveillance programmes enable the detection of any ill effects at the earliest stage so action can be taken to prevent continuing exposure. OH issues are reviewed centrally and regularly discussed, along with safety matters, by the Executive Committee.

GKN Safety Awards
More than 100 people representing GKN's worldwide operations gathered in Paris in October 2002. Many were there to receive awards on behalf of their businesses for outstanding achievement in the areas of health and safety and the environment. Others, from the senior management team, were there to honour those achievements.

The GKN Safety Award winners were GKN Automotive in the US, GKN OffHighway Systems and GKN AutoComponents at Telford in the UK, GKN Sinter Metals Emporium, Pennsylvania, USA, GKN FAD SpA, Italy, GKN Sinter Metals Wisconsin, USA, and GKN Aerospace Chem-tronics in California, USA. GKN FAD SpA, which was also the overall winner receiving the Chief Executive's Shield, embarked on a major safety improvement programme following its acquisition in 2000 and over two years reduced its ASR by 85% and its AFR by 87%.

Environmental

How GKN manages environmental issues
Environmental management forms an integral part of the Group's loss prevention policy. The primary responsibility for environmental management, as with health and safety, rests with operational management. Support is provided by environmental specialists within the businesses and at the Corporate Centre.

The Group environmental management system (EMS) is part of the integrated loss prevention approach and is broadly based on the international EMS standard, ISO 14001. The core element of GKN's EMS is a requirement for continuous improvement driven by the measurement and evaluation of performance, the identification and implementation of action plans, the measurement of results and then beginning the whole cycle again with re-evaluation of performance. GKN's EMS covers a number of key elements including general environmental management systems, hazardous materials management, air pollution control, water, waste, soil and groundwater management and noise and energy management.

50 sites have been accredited to ISO 14001, an increase of 30 from 2001, and three to the European EMAS standard. We are currently investigating the possibility of co-ordinating the efforts of companies, and their certifying bodies, to use ISO 14001 certification as a more effective means of demonstrating compliance to a common environmental management and reporting system.

The increasing concern about climate change led GKN in 2000 to set an internal target of a 5% reduction relative to sales in carbon dioxide emissions by 2005 starting from a 1999 baseline. This target is intended to ensure that GKN's reduction in emissions is broadly in line with the targets set in the Kyoto Protocol.

Review and auditing
Group businesses continue to make annual self assessments of environmental risk, management and performance. In 2002 a system of quarterly reporting was introduced to ensure early notification of trends. Company financial controllers are required to confirm the processes by which data is collected within their company. In addition, as part of the certification to ISO 14001 by Group companies, external independent certifying bodies will assess the suitability of systems that are in place to gather and report data.

As part of its obligations as a member of the UK Emission Trading Scheme, GKN has employed external verifiers to check the accuracy of emission data collected during 1998–2000, the baseline years of this scheme. This activity will continue during the five-year life of the scheme.

Performance
We continue to concentrate on four key performance indicators, energy use and associated carbon dioxide emissions, waste generation, water use and volatile organic compound (VOC) consumption. As described on page 27 (Scope of the review), the data in respect of these suffers from some distortion as a result of the differing profiles of the various manufacturing businesses and in particular by the relatively high energy consumption of the US metal powder manufacturer, Hoeganaes, acquired in 1999. Performance data for Hoeganaes in 1998 is not available and therefore is not included in the charts below.

Group performance: Energy
index is normalised to £1,000 sales with 1998 as 100


02
121
01
119
00
128
99
124
98
100

Group performance: Waste
index is normalised to £1,000 sales with 1998 as 100


02
119
01
107
00
121
99
119
98
100

Energy consumption The relative energy usage in 2002 has increased from 2001 due principally to increased production levels at Hoeganaes, where sales increased by 21%. Although Hoeganaes' total sales represent only 4% of Group sales, its energy consumption accounts for over 17% of the Group total. The consumption of energy and the associated emissions of carbon dioxide will continue to be a key focus in the coming years. As a founder member of the UK Emission Trading Scheme, GKN has committed itself to reducing carbon dioxide emissions in the UK by 10,000 tonnes during the lifetime of the scheme. This represents an ambitious target of around 10% in our absolute emissions over a five-year period. In the first year of the scheme GKN exceeded its targets. The income from incentive payments made by the UK Government under the scheme and the sale of surplus allowances will be redistributed to Group companies to support further energy saving projects.

Waste generation Following a significant fall in waste generation as a percentage of sales in 2001, 2002 saw an increase. Most of GKN's waste (63%) is metal scrap which is recycled. In 2002 there was a significant amount of reorganisation in some companies which will increase the efficiency of their operation in the future but in the short term resulted in redundant plant and machinery which had to be disposed of as scrap. The increased production levels achieved at the Hoeganaes facility at Gallatin inevitably resulted in an increase in waste slag at that plant. However, it should be noted that all raw material used in the production of metal powder at Gallatin is itself scrap metal.

Water consumption Water consumption rose in 2002 after a number of years of successive falls. Whilst this increase was in part due to increased production levels, the overall level of water usage will be a key focus of attention over the ensuing year.

Volatile Organic Compounds (VOC) GKN, although not a major user of volatile organic compounds, recognises their environmental impact and closely monitors their use. The principal uses of these materials are as constituents in paint systems and in cleaning solvents used in paint plants. In recent years the introduction of high solids (i.e. low solvent) paints has resulted in a steady reduction in the amounts of these substances used by the Group and the significant reduction from 1999 to 2000 is part of that pattern. This programme is now complete and significant future reductions are not expected. The level of VOC use, and hence VOC emissions, is expected to reflect production levels in future years unless significant changes in painting technology, such as the introduction of powder coatings, take place. As a result we will cease to report VOC usage on a separate basis in future although we will continue internally to monitor their use.

In 2002, there were no instances in which action by regulatory authorities disrupted production. However, two fines totalling $165,000 were paid for violation of air permit and air quality requirements relating to practices which pre-dated the acquisition of the businesses concerned. Two other fines were imposed for exceeding the permitted zinc concentration in a waste water discharge ($450) and the late submission of an oil remediation plan ($8,500).

GKN Green Scheme Awards
The GKN Green Scheme recognises and rewards Group companies which have developed innovative ways of reducing their environmental impact. The GKN Green Scheme Award winners in 2002 were GKN Indugasa and GKN Forjas de Precision de Legazpia in Spain, GKN Aerospace Chem-tronics in the US, GKN Sinter Metals – Radevormwald in Germany, GKN Sheepbridge Stokes based in Chesterfield in the UK and GKN Gelenkwellenwerk Kiel in Germany. Each of these businesses developed products or processes which resulted in significant reductions in, for example, raw materials, carbon dioxide emissions, water usage or waste. The overall winner was GKN Aerospace Chem-tronics for the development of a process to convert hazardous waste into a non-hazardous product for use in the production and refinement of alloys and for the development of a re-usable packaging system for the transport of jet engine components.

Conclusion

In preparing this review we have, as indicated previously, followed best practice and reported within the framework recommended by the Global Reporting Initiative. Each element covered in the review represents an integral part of the way in which we conduct our business. Our aim is to continue to develop all aspects of our corporate social responsibility agenda and to progress towards long-term sustainability in all of our products and processes. We will continue to work together with all of our stakeholders towards the achievement of this goal.

Group performance: Water
index is normalised to £1,000 sales with 1998 as 100


02
88
01
85
00
88
99
94
98
100

Group performance: VOC
index is normalised to £1,000 sales with 1998 as 100


02
59
01
66
00
59
99
81
98
100

01 Sir David Lees (Age 66)
Non-executive Chairman. Joined GKN in 1970 as an accountant becoming Group Finance Director in 1982. Appointed Group Managing Director in 1987 and Chairman and Chief Executive in 1988 before becoming non-executive Chairman in 1997. Member of the National Defence Industries Council and the Panel on Takeovers and Mergers. Non-executive Chairman of Tate & Lyle plc, non-executive joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited and non-executive Director of Royal Opera House, Covent Garden Ltd. Former non-executive Director of the Bank of England and non-executive Chairman of Courtaulds plc. Fellow of the Institute of Chartered Accountants in England and Wales. [B, C, E]

02 Kevin Smith CBE (Age 48)
Chief Executive. Joined GKN in 1999 as Managing Director Aerospace and appointed Chief Executive on 1 January 2003. Chairman of AgustaWestland. Prior to GKN, held various positions in BAE Systems over a 20 year period latterly as Group Managing Director – New Business. Fellow of the Royal Aeronautical Society. Degree (BA) in Business Studies from the University of Central Lancashire. [A, B, E]

03 Roy Brown (Age 56)
Non-executive Director. Appointed in 1996. Non-executive Chairman of Thus plc, non-executive Deputy Chairman of HMV Group plc and non-executive Director of Brambles Industries plc, Brambles Industries Limited, The British United Provident Association Ltd (BUPA) and the Franchise Board of Lloyd's of London. Former executive Director of Unilever plc and Unilever NV. Fellow of the Institution of Mechanical Engineers and Fellow of the Institution of Electrical Engineers. Degree (BSc) in Mechanical Engineering from University College London and MBA from Harvard University. [B, C, D, E]

04 Richard Clowes (Age 52)
Managing Director Powder Metallurgy, OffHighway and AutoComponents. Joined GKN in 1991 and appointed Chief Executive OffHighway Systems and AutoComponents in 1993. Appointed to the Board in November 2001. Prior to GKN, held various positions with TI Group plc. Chartered Engineer and Member of the Institution of Mechanical Engineers. Degree (BSc) in Mechanical Engineering from Birmingham University. [A]

05 Dick Etches (Age 57)
Human Resources Director. Joined GKN in 1997. Formerly Senior Vice-President, Human Resources, of Grand Metropolitan plc's food sector in the US. Degrees in Psychology (BSc) from Edinburgh University and Management Studies (MSc) from Durham University. [A]

06 Sir Ian Gibson CBE (Age 56)
Non-executive Director. Appointed 1 June 2002. Chairman of the DTI Automotive Innovation/Growth Team and Member of Court of the Bank of England, non-executive Director of Northern Rock plc, BPB plc and Chelys Ltd. Formerly President of Nissan Europe and Senior Vice President of Nissan Motor Co. Japan and former Deputy Chairman of ASDA Group plc. Fellow of the Institute of Physics. Degree (BSc) in Applied Physics from Manchester University. [B, C, D, E]

07 Ian Griffiths (Age 52)
Managing Director GKN Driveline. Joined GKN in 1975. Appointed Chief Executive Automotive Driveline Division in November 2000 and to the Board in January 2001. Responsible for the Group's worldwide operations manufacturing driveline components and systems. Has been a member of the GKN senior driveline management team since 1990 during which time has been responsible for operations in the US and for global marketing and engineering. Degree (BSc) in Mechanical, Electrical and Production Engineering from Coventry University. [A]

08 Baroness Hogg (Age 56)
Non-executive Director. Appointed in 1996. Chairman of 3i Group plc and Frontier Economics Ltd, and non-executive Director of P&O Princess Cruises plc. A Governor of the BBC and former Head of the Prime Minister's Policy Unit. Degree (MA) in Politics, Philosophy and Economics from Oxford University. [B, C, D, E]

09 Neal Keating (Age 48)
Managing Director Aerospace Services. Joined GKN on 19 August 2002 on appointment to the Board and became Managing Director Aerospace Services on 1 January 2003. Prior to GKN, was Executive Vice President and Chief Operating Officer, Commercial Aerospace Systems of Rockwell Collins in the US. Spent 24 years with Rockwell International, latterly as Vice President and General Manager, Air Transport Systems and Vice President and General Manager, Passenger Systems. Degree (BS) in Electrical Engineering from University of Illinois and MBA from University of Chicago. [A]

10 Dr Klaus Murmann (Age 71)
Non-executive Director. Appointed in 1995. Chairman of Sauer-Danfoss Inc, formed following the merger of Sauer-Sundstrand Group with Danfoss Fluid Power. Founded Sauer Getriebe AG in 1969 and, following a merger with Sundstrand in 1987, developed it into the leading global supplier of hydrostatic transmissions. Chairman of Gothaer Versicherungsbank and non-executive Director of Bankgesellschaft Berlin AG and EON Energie AG. Degree (BA) in Political Science and Dr. Juris. [B, D, E]

11 Nigel Stein (Age 47)
Finance Director. Joined GKN in 1994 and appointed to the Board as Finance Director in August 2001. Has held a range of commercial, general management and finance roles within the Group, most recently Senior Vice-President, Finance and Chief Financial Officer of GKN Sinter Metals. Prior to GKN, had extensive experience in the commercial vehicle and manufacturing sector. Member of the Institute of Chartered Accountants in Scotland. Degree (BSc) in Engineering Science from Edinburgh University. [A]

12 Sir Peter Williams (Age 57)
Non-executive Director. Appointed in June 2001. Chairman of the Engineering and Technology Board and the Japan Business Network of Trade Partners UK. Formerly Master of St. Catherine's College Oxford, prior to which Chairman and previously Chief Executive of Oxford Instruments plc. Non-executive Director of Advent VCT plc, Advent 2 VCT plc and NPL Management Ltd. Fellow of the Royal Society and of the Royal Academy of Engineering and President of the British Association for the Advancement of Science. Degree (MA) in Natural Sciences and PhD from Cambridge University. [B, C, D, E]

13 Grey Denham (Age 54)
Company Secretary. Joined GKN in 1980 and was head of the Group Legal function for nine years before being appointed Company Secretary in 1996. Holds various positions on Industry and City bodies and currently Chairman of the Primary Markets Group of the London Stock Exchange. Law Degree (LL.B) from London University and a barrister.

A Member of Executive Committee
B Member of Chairman's Committee
C Member of Audit Committee
D Member of Remuneration Committee
E Member of Nominations Committee
The responsibilities of the Committees are described on page 78.


01

02

03

04

08

09

10

11

GKN Driveline
Karmelo Ayesta
Director, Materials Management

Richard Best
MD Operations – Americas

Arthur Connelly
Operational Systems Director

Maureen Constantine
Director, Human Resources

Al Deane
Director, Engineering

Simon Pryce
Director, Finance & Controlling

Andy Reynolds Smith
MD Operations – Europe

Ted Rodewig
Director, Marketing

Walter Rohregger
MD Operations – Asia Pacific

Tom Stone
MD Torque Systems Group

Powder Metallurgy
Sinter Metals
Dr Volker Arnhold
V-P, Innovation & Development

Dr Harald Neubert
V-P, Product Management and European Sales

Art Rogers
Senior V-P, Human Resources

Andrew Rooke
V-P, Finance

Ken Sparks
Senior V-P, Manufacturing

Don Spence
President

Dr Manfred Weber
Senior V-P, Technology

Hoeganaes
Bob Fulton
Director & President – Hoeganaes Corporation

OffHighway Systems/AutoComponents
Rob Allen
Financial Controller – GKN AutoComponents

Manfred Arntz
MD – GKN Walterscheid GmbH

Will Hoy
Financial Controller – GKN OffHighway Systems

Brian Montgomery
General Manager – Cab Systems

Jochen Müller
MD – GKN Walterscheid GmbH

Brian Newman
MD – GKN Wheels

David Short
Director, Human Resources

Tim Smith
MD – GKN AutoComponents

Martyn Vaughan
CEO – GKN OffHighway Systems

Aerospace Services
Tom Battaglia
Executive V-P – GKN Aerospace North America Inc

Marcus Bryson
President & CEO – Europe

Graham Chisnall
Group Director Sales, Marketing & Engineering

Paul Cocker
Senior Vice President – Commercial

Graham Cole
Director, Government Affairs

Richard Deakin
Senior Vice President – Programmes

Jay Fitzsimmons
President & CEO – North America, East

Jimmy Johnston
Senior Vice President, Human Resources

Jim Legler
President & CEO – North America, West & Acting CFO

Corporate Centre
Peter Baillie
Director, Corporate Communications

Derek Butler
Head of Treasury

David Clarke
Head of Corporate Audit

Bill Currai
Group Financial Controller

Guy Eastaugh
Head of Corporate Finance

John Hughes
Deputy Finance Director

Rufus Ogilvie Smals
Head of Group Legal Department

Andrew Moss
Head of Employment & Development

David Pulling
Head of Strategic Planning

David Rood
Head of Investor Relations & External Reporting

Mike Shaw
Head of Taxation

Stephen Smith
General Counsel – GKN North America


05


06


07


12


13

Background image: It is the established practice of the GKN Board to visit two Group locations each year. This provides an opportunity to see operations at first hand and to meet business unit management and employees. During 2002 the GKN Board visited GKN Birfield SpA and GKN Sinter Metals SpA in Brunico, Italy and GKN Aerospace Services' plant in St Louis, Missouri, USA. The background image above shows Directors at St Louis. Left to right: Neal Keating with Jay Fitzsimmons, President & CEO – North America, East, GKN Aerospace Services; Sir David Lees, Kevin Smith, Baroness Hogg and Ian Griffiths.

Basis of review

In August 2001 the Group demerged its Industrial Services businesses. This transaction was fully described in last year's report and accounts and pro forma financial information was presented for the continuing businesses in order to provide comparability of results of those businesses. For 2002, separate financial statements with pro forma 2001 comparatives are shown on pages 40 to 45 and this review discusses the figures in those statements. The full financial statements including the 2001 results of the Industrial Services businesses up to the date of the demerger are set out on pages 46 to 74.

In this review and elsewhere in the annual report, in addition to the statutory measures of earnings, we have included references to profit before goodwill amortisation and exceptional items since we believe this shows most clearly the underlying trend in performance.

Accounting policies

The only change in accounting policy during the year arose from the implementation of FRS 19 'Deferred Tax' which requires deferred tax to be recognised on most types of timing difference. The financial impact on the results was not material and is discussed in the tax section of this review. Prior year figures have been restated accordingly.

Sales and operating profit

Sales and operating profit both before and after goodwill amortisation and exceptional items are discussed by business in the Operating Review on pages 22 to 25.

Total sales were £4,452 million compared with £4,337 million last year, an increase of £115 million (2.7%). The impact of currency, acquisitions, divestments and changes in status was not material and the underlying increase was 3.0%.



Nigel Stein, Finance Director (left), with Mike Shaw, Head of Taxation.

Automotive sales of £2,950 million were £106 million (3.7%) above last year with an underlying increase of 4.2%. As described in the Operating Review, 2002 was a year of uncertain market conditions, with lower demand in European markets contrasting with unexpectedly resilient demand in North America.

Aerospace sales of £1,502 million were much in line with last year, with increases in military sales being offset by reduced civil demand.

Operating profit after goodwill amortisation and exceptional items was £230 million (2001 – £161 million), a 43% increase.

Operating profit before goodwill amortisation and exceptional items of £315 million was £9 million (2.9%) above 2001 with an underlying increase of 2.6%. Automotive operating profit on this basis increased by £10 million (5.3%) to £197 million while Aerospace showed a marginal reduction from £119 million to £118 million. This was after charging an £11 million share of redundancy and reorganisation costs in AgustaWestland in the first half of the year.

Notwithstanding this charge, AgustaWestland performed well, achieving operating profits above last year's underlying level, adjusted for a non-recurring charge from Aerospace subsidiaries to Helicopters of £8 million in 2001.

Our Aerospace subsidiaries had a mixed year with good performances by the military, largely US, businesses being negated by difficult conditions in the European plants which predominantly serve the civil market. Adjusting for the non-recurring £8 million income from Helicopters in 2001, Aerospace subsidiaries' operating profits of £23 million were slightly down from £24 million in the previous year.

Exceptional items
Exceptional costs charged to operating profit in the period totalled £37 million. They related to restructuring actions announced in October 2001 but only implemented in 2002 and arose in both Automotive and Aerospace businesses. The cash cost of operating exceptional charges in the period was £52 million due mainly to the timing of severance payments in connection with restructuring announced in 2001.

Exceptional losses arising on the sale or closure of businesses totalled £2 million. The main elements were a combination of cost and asset write-downs of £7 million on the closure of the OffHighway Systems cabs business, partially offset by a profit of £5 million on the sale of the Group's shareholding in GKN Ayra Cardan SA to Dana Corporation in return for their shareholding in GKN Driveshafts Ltd.

Goodwill amortisation
Amortisation of goodwill was £48 million (2001 – £43 million) which includes an £11 million accelerated write-down in respect of a Sinter Metals plant acquired in January 2001 and therefore in its first year of review for impairment. Given the difficulties in Sinter Metals North America over the intervening period, the goodwill on the purchase of this plant has been written down substantially. No other goodwill impairments have arisen during the year.

Interest
Net interest payable by subsidiaries was £47 million (2001 – £59 million). £10 million of the reduction arose from the benefits of lower foreign currency interest rates, as the Group hedges its balance sheet, effectively switching its borrowings into the currency in which its assets are held. This allowed it to benefit from low US dollar interest rates, the largest such currency. This benefit cannot be assumed to recur as the Group has reduced its level of foreign currency asset hedging, although some compensation may be gained from recent reductions in sterling interest rates.

Interest was covered 6.6 times (2001 – 5.0 times) by operating profit before goodwill amortisation and exceptional items.

Profit before tax
Profit before tax, goodwill amortisation and exceptional items was £267 million compared with £245 million in 2001, an increase of 9%.

After goodwill amortisation and exceptional items, profit before tax was £180 million. This compared with the 2001 figure of £107 million.

Taxation
Taxation increased to £77 million from £64 million in 2001. The rate of tax expressed as a percentage of profit before goodwill amortisation and exceptional items for the year was 30.0% compared with a 2001 figure of 27.4%, the increase being largely attributable to a reduction in credits arising from settlement of prior year tax liabilities. As noted above, FRS 19 'Deferred Tax' was implemented during the year and, as a result, has contributed an additional 1.5% to the 2002 tax rate.

The underlying rate in 2003 and beyond is expected to show a modest, progressive increase as a result of future changes in the geographical mix of profits. There may, however, be some favourable impact from the satisfactory resolution of outstanding tax issues.

Tax relief on exceptional items was £3 million (2001 – £3 million).

The effective tax rate based on profits after goodwill amortisation and exceptional items was 42.8% (2001 – 59.8%).

The impact of FRS 19 on the prior year balance sheet was to increase the net deferred tax provision by £50 million.

Earnings
Earnings per share before goodwill amortisation and exceptional items increased by 5.0% to 25.2p (after these items – 13.7p; 2001 – 5.3p).

Dividend
A final dividend of 7.6p per share is proposed. Together with the interim dividend of 3.7p the total dividend for the year will be 11.3p, an increase of 2.7% over the equivalent figure for last year. The total dividend is covered 2.2 times by earnings before goodwill amortisation and exceptional items (2001 – 2.2 times).

Cash flow
Operating cash flow, which GKN defines as cash inflow from operating activities adjusted for capital expenditure and proceeds from the disposal of fixed assets, was again very strong. This year's figure of £174 million is somewhat ahead of last year's pro forma amount of £210 million, allowing for the one-off receipt in 2001 of £49 million of customer advances and the £52 million cash cost of exceptional operating costs in 2002 (pro forma 2001 – £27 million).

Tight management control led to a reduction of £29 million in working capital and capital expenditure was reduced to £213 million (pro forma 2001 – £246 million). This represented 120% of depreciation, a reduction from the 149% of the previous year, as a number of major investments were completed.

Dividends from joint ventures and associates were £45 million (2001 – £49 million) with the major receipt being from AgustaWestland which has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders.

The net impact of acquisitions and divestments on cash flow was an outflow of £75 million (2001 – £136 million) leaving a net cash inflow for the year of £72 million (pro forma 2001 – £29 million).

Treasury management
GKN co-ordinates all treasury activities through a central function whose purpose is to manage the financial risks of the Group as described below and to secure short- and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted, and none has occurred during the year.

The central treasury function prepares a formal report biannually to the Board, and prepares formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to an annual internal and annual external review of controls.

Funding and liquidity
The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital market borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial 'arm's length' terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility, through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of committed multi-currency bilateral revolving credit facilities with a group of relationship banks, and with a range of maturities from 364 days to five years. Borrowings under these facilities are unsecured and were denominated in sterling, euro and Japanese yen at 31 December 2002.

During the year the Group's debt maturity profile was improved by tapping the existing £300 million 6.75% bond maturing in 2019 for a further £50 million and issuing, in two tranches, a new £325 million 7% bond maturing in 2012.

At the year end the Group had committed borrowing facilities of £1,490 million, of which £873 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 11.3 years.

This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets. None of the Group's borrowing facilities are linked to specific credit ratings ascribed by rating agencies.

The Group also has access to substantial lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

Risk management
The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk
The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk
The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). As reported previously, it is the Group's policy to keep the parameters governing interest rate fixing under review from time to time to take account of movements in the interest rate environment and also changes in the disposition and nature of the Group's operating assets. The Group's current policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12-month horizon, reducing on a tapering basis to a minimum of nil fixing for debt maturities extending beyond three years on a rolling basis.

At 31 December 2002, 75% of the Group's gross financial liabilities were at fixed rates of interest due to the timing of the bond issue. This has since been reduced to below the 70% ceiling during the first few weeks of 2003. The weighted average period in respect of which interest has been fixed was 12.9 years.

Currency risk
The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currencies. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts.

The level of hedges may be varied from time to time as the volume of underlying trading also varies. Differences arising on such variations are taken to the profit and loss account either as a credit or a charge. The Group has a significant investment in overseas operations, particularly in continental Europe, and the Americas. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly (in either the local domestic or eurocurrency markets), or indirectly through the use of rolling annual forward foreign exchange contracts. Borrowings created through the use of such contracts amounted to £656 million at 31 December 2002 and were denominated in US dollars (64%) and euro (36%).

Recognising the risk to the Group's overall level of borrowings if there were to be sudden swings in exchange rates, in 2003 the Group has reduced its level of hedging in some currencies to a lower level than in 2002.

Goodwill
At the year end the balance sheet showed goodwill of £470 million in relation to subsidiaries and a further £114 million within the equity value of joint ventures and associates.

Net borrowings
At the end of the year the Group had net borrowings of £834 million (2001 – £885 million). These included the benefit of customer advances of £42 million (2001 – £50 million), which are shown in short-term creditors in the balance sheet. There were no net borrowings in joint ventures, which held substantial cash balances at 31 December 2002.

The reduction in net debt seen in the year was encouraging and arose from the strong performance in operating cash flow. The net cost of acquisitions and divestments was £75 million. A one-off benefit of £66 million arose as a consequence of our balance sheet hedging policy.

Shareholders' equity
Shareholders' equity was £950 million at the end of the year compared with £970 million as restated for the impact of FRS 19 at the end of 2001. Retained profits were £17 million which were more than offset by £43 million adverse impact of currency.

Pensions and post-retirement benefits
Pension and post-retirement costs in these accounts have been accounted for on an SSAP 24 basis. The total charge to Group profit in respect of defined benefit schemes was £49 million (2001 – £42 million).

The progressive implementation of FRS 17 'Accounting for Retirement Benefits', has been accompanied by considerable debate about its suitability as a measure of present and future pension liabilities. In line with the latest guidance from the Accounting Standards Board, the Group has not adopted FRS 17 in these accounts, but is disclosing fully the effects had it done so. These are shown in note 26 to the accounts on pages 68 to 71 which covers both the balance sheet and profit and loss account impacts.

UK pensions
Much of the external focus is on the Group's UK pension scheme which has approximately 60,000 members of whom only 10% are currently in service with the remainder either deferred or current pensioners. As a UK defined benefit scheme this is run on a funded basis with funds set aside in trust to cover future liabilities to members. The scheme was in surplus on both an SSAP 24 and FRS 17 basis at 31 December 2000. Due to substantial falls in world stock markets and declines in interest rates used to calculate the net present value of liabilities, the FRS 17 figures now show a significant deterioration to a gross deficit of £551 million. After taking account of deferred taxation, this reduces to £415 million.

Recognising that in the short term at least, some of this deficit is unlikely to be made up simply through the recovery in asset values, the Group has already been making higher payments into this fund. In addition to the regular £15 million cost of current service entitlements, in 2002 the Group increased its discretionary contributions to £18 million (2001 – £8 million) bringing total annual company contributions to the fund in the year to £33 million.

The next formal actuarial valuation of the scheme on an SSAP 24 basis will take place in April 2003 and it is therefore not possible to give precise guidance on the likely contribution rate for 2003 and beyond. However, the Group's plans for 2003 assume a further increase in contributions of up to £20 million bringing the total annual cash cost to over £53 million. This increase is well within the cash flow and balance sheet capability of the Group.

Under SSAP 24 the charge to profit for the UK scheme was £17 million (2001 – £14 million). The charge in 2003, which will not be known until after the valuation in April, is estimated to rise by approximately £15 million.

Overseas pensions
FRS 17 also values post-retirement benefits in other parts of the Group, including those countries where schemes are unfunded and it is already the practice to provide for the liability in the balance sheet.

The principal regions involved are the US and continental Europe and the detailed assumptions underlying the FRS 17 additional net liabilities in those territories of £36 million and £18 million respectively, are set out in the note to the accounts.

Summary
In total, at 31 December 2002 on the FRS 17 basis, there would have been an overall additional liability on all pension/post-retirement obligations of £527 million (2001 – £169 million). This is after allowance for the net £157 million (2001 – £144 million) already included in net liabilities on the balance sheet and a deferred tax credit of £202 million (2001 – £87 million) which, it should be noted, has been restricted by the forecast availability of UK taxable profits.

The impact on the profit and loss account of adopting FRS 17 would have been insignificant. GKN has not benefited from abnormally low pension charges nor taken a pension contribution holiday in recent years.

Joint ventures
The equity value of joint ventures will also be affected by the implementation of FRS 17 and the adjustment at the end of 2002 would have reduced shareholders' funds by £58 million.

Share options
Both the UK Accounting Standards Board and the International Accounting Standards Board published exposure drafts during the year which will require the value of all share options granted after 7 November 2002 to be charged to the profit and loss account. These are likely to become standard for accounting periods commencing after 1 January 2004. On the basis that existing option arrangements continue but with a reduced level of discount on the all-employee sharesave scheme, the future annualised cost of all current schemes, including the long-term incentive plan, is estimated to be in the region of £3 million in 2003 rising incrementally to some £8 million in 2005.

Financial resources and going concern
At 31 December 2002 the Group had available, but undrawn, committed borrowing facilities totalling £617 million.

Having assessed the future funding requirements of the Group, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

CONSOLIDATED PROFIT AND LOSS ACCOUNT WITH PRO FORMA COMPARATIVES
FOR THE YEAR ENDED 31 DECEMBER 2002

	Pro forma notes	Acquisitions in year £m	Other companies £m	Total 2002 £m	Restated (note 1) Total 2001 £m
Sales					
Subsidiaries		31	3,274	3,305	3,317
Share of joint ventures		–	1,051	1,051	963
Share of associates		43	53	96	57
		74	4,378	4,452	4,337
Operating profit					
Subsidiaries:					
Before goodwill amortisation and exceptional items		4	192	196	193
Goodwill amortisation		–	(42)	(42)	(38)
Exceptional items	2	–	(37)	(37)	(102)
Total subsidiaries		4	113	117	53
Share of joint ventures:					
Before goodwill amortisation		–	116	116	110
Goodwill amortisation		–	(6)	(6)	(5)
Total share of joint ventures		–	110	110	105
Share of associates		1	2	3	3
Total operating profit		5	225	230	161
Exceptional items					
Profits less losses on sale or closure of businesses:					
Subsidiaries	2	–	(2)	(2)	2
Share of associates	2	–	–	–	5
Profit before interest and taxation		5	223	228	168
Net interest payable:					
Subsidiaries				(47)	(59)
Share of joint ventures and associates				(1)	(2)
Profit on ordinary activities before taxation				180	107
Taxation				(77)	(64)
Profit on ordinary activities after taxation				103	43
Minority interests – equity				(3)	(5)
Earnings of the year				100	38
Dividends				(83)	(80)
Transfer to/(from) reserves				17	(42)
Earnings per share – p	3			13.7	5.3
Diluted earnings per share – p	3			13.6	5.2

Results before goodwill amortisation and exceptional items			
Operating profit – £m		315	306
Profit before tax – £m		267	245
Earnings per share – p	3	25.2	24.0

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2002

	2002 £m	Restated (note 1) 2001 £m
Fixed assets		
Intangible assets – goodwill	470	525
Tangible assets	1,374	1,399
	1,844	1,924
Investments		
Joint ventures:		
Share of gross assets	1,198	1,070
Share of gross liabilities	(972)	(874)
	226	196
Associates	39	9
Other investments	17	21
	282	226
Total fixed assets	2,126	2,150
Current assets		
Stocks	488	503
Debtors	561	556
Cash at bank and in hand	105	167
	1,154	1,226
Creditors: amounts falling due within one year		
Short-term borrowings	(43)	(295)
Creditors	(772)	(730)
Taxation payable	(182)	(190)
Dividend payable	(56)	(53)
	(1,053)	(1,268)
Net current assets/(liabilities)	101	(42)
Total assets less current liabilities	2,227	2,108
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	(894)	(754)
Provisions for liabilities and charges	(373)	(362)
Net assets	960	992
Capital and reserves		
Called up share capital	366	364
Share premium account	13	3
Revaluation reserve	45	45
Other reserves	(81)	(84)
Profit and loss account	607	642
Equity interest	950	970
Minority interest – equity	10	22
	960	992

CASH INFLOW FROM OPERATING ACTIVITIES WITH PRO FORMA COMPARATIVES
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
Operating profit from continuing businesses	117	53
Depreciation	177	165
Goodwill amortisation	31	31
Impairment of goodwill	11	7
(Profit)/loss on sale of tangible fixed assets	(6)	1
Impairment of tangible fixed assets	4	19
(Increase)/decrease in stocks	(5)	44
(Increase)/decrease in debtors	(10)	71
Increase in creditors	44	3
Increase in provisions	8	9
(Decrease)/increase in customer advances	(4)	49
Net cash inflow from operating activities	367	452

SUMMARISED CONSOLIDATED CASH FLOW STATEMENT WITH PRO FORMA COMPARATIVES
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
Net cash inflow from operating activities (see above)	367	452
Dividends from joint ventures and associates	45	49
Returns on investments and servicing of finance		
Net interest paid	(34)	(58)
Dividends paid to minority interests	(1)	(1)
	(35)	(59)
Taxation	(38)	(33)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(213)	(246)
Other	21	2
	(192)	(244)
Acquisitions and disposals		
Purchase of subsidiaries, joint ventures and associates	(84)	(137)
Sale of subsidiaries and joint ventures	9	1
	(75)	(136)
Cash inflow from continuing businesses	72	29

MOVEMENT IN NET DEBT WITH PRO FORMA COMPARATIVES
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
Cash inflow from continuing businesses (see above)	72	29
Currency variations	66	(6)
Proceeds of Ordinary Share issues	9	15
Dividends	(80)	(148)
Formation of AgustaWestland	–	(144)
Subsidiaries acquired and sold	(10)	–
Continuing businesses total inflow/(outflow)	57	(254)
Cash outflow from discontinued businesses	(6)	(30)
Net borrowings at 1 January	(885)	(601)
Net borrowings at 31 December	(834)	(885)

SEGMENTAL ANALYSIS WITH PRO FORMA COMPARATIVES
FOR THE YEAR ENDED 31 DECEMBER 2002

	Sales		Operating profit		Net operating assets	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
By business						
Automotive:						
Subsidiaries	2,746	2,687	173	161	1,290	1,392
Joint ventures	161	157	23	26	85	91
Associates	43	–	1	–	41	–
	2,950	2,844	197	187	1,416	1,483
Aerospace:						
Subsidiaries	559	630	23	32	353	328
Joint ventures	890	806	93	84	243	106
Associates	53	57	2	3	(6)	4
	1,502	1,493	118	119	590	438
	4,452	4,337	315	306	2,006	1,921
Goodwill amortisation	–	–	(48)	(43)	–	–
Exceptional items	–	–	(37)	(102)	–	–
Total	4,452	4,337	230	161	2,006	1,921
By region of origin						
Europe:						
Subsidiaries	1,687	1,715	123	122	837	842
Joint ventures	933	851	99	93	272	127
Associates	53	57	2	3	(6)	4
	2,673	2,623	224	218	1,103	973
Americas:						
Subsidiaries	1,349	1,340	54	53	724	801
Joint ventures	62	68	10	11	32	42
	1,411	1,408	64	64	756	843
Rest of the World:						
Subsidiaries	269	262	19	18	82	77
Joint ventures	56	44	7	6	24	28
Associates	43	–	1	–	41	–
	368	306	27	24	147	105
Total	4,452	4,337	315	306	2,006	1,921

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £139 million (2001 – £129 million) and Aerospace £91 million (2001 – £32 million) and by region of origin as follows: Europe £186 million (2001 – £125 million), Americas £19 million (2001 – £14 million) and Rest of the World £25 million (2001 – £22 million).

4 Net operating assets are analysed as follows:

	2002 £m	2001 £m
Tangible fixed assets	1,374	1,399
Stocks	488	503
Debtors	551	545
Creditors – short-term	(770)	(727)
Total subsidiaries	1,643	1,720
Net operating assets of joint ventures and associates	363	201
	2,006	1,921

FINANCIAL INFORMATION PRO FORMA COMPARATIVES

Notes:

1 Basis of preparation

The current year financial information comprises consolidated profit and loss account, consolidated balance sheet and summarised consolidated cash flow statement and notes thereto which have been extracted from the audited financial statements set out on pages 46 to 74. The unaudited pro forma comparative figures for the continuing GKN Group which appear on pages 40 to 45 have been prepared as if the Industrial Services businesses (which were demerged from the former GKN Group in August 2001) had been demerged on 1 January 2001 and exclude the costs of the transaction itself. They are based on the audited consolidated accounts of the GKN Group for the year ended 31 December 2001 from which the results of the Industrial Services businesses have been eliminated. The pro forma dividend for 2001 is based on 11.0p per share as noted in last year's annual report.

Comparative figures have been restated to reflect the first time adoption of FRS 19 'Deferred Tax'. The standard requires deferred tax liabilities or assets to be recognised in respect of transactions and events which have occurred by the balance sheet date. At the end of 2001 the net deferred tax liability was £52 million in subsidiaries, an increase of £50 million over the previous basis. Within joint ventures, the share of the deferred tax liability has increased by £13 million and goodwill arising on the formation of AgustaWestland in 2001 has reduced by £3 million. Consequently, shareholders' equity at the end of 2001 was reduced by £66 million. The impact on the profit and loss account was an increase in the tax charge of £3 million in 2002 and £4 million in 2001.

2 Exceptional items

	2002 £m	2001 £m
a) Operating exceptional items		
Asset impairments	**(14)**	(70)
Redundancy costs	**(15)**	(23)
Other	**(8)**	(9)
	(37)	(102)

Following the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels, which were apparent in the second half of 2001, the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace assets. This resulted in a charge to operating profit of £102 million in 2001 with a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued in the 2001 accounts. The cash outflow from these and earlier actions was £52 million in 2002 and £27 million in 2001.

	2002 £m	2001 £m
b) Non-operating exceptional items		
Profits less losses on sale or closure of businesses		
Subsidiaries:		
GKN Aerospace Services sale of business	**–**	9
Goodwill previously written off to reserves	**–**	(2)
	–	7
GKN Driveline sale and closure of businesses	**5**	–
GKN OffHighway Systems closure of business	**(7)**	–
Other	**–**	(5)
Total subsidiaries	**(2)**	2
Share of associates:		
Alvis plc – sale of shares in Avimo Group Ltd	**–**	5

There was no goodwill previously written off to reserves on the businesses sold or closed during the year.

3 Earnings per share

Earnings per share for 2002 are based on earnings of the year of £100 million (2001 – £38 million) and calculated on the weighted average number of 729.2 million shares in issue and ranking for dividend (2001 – 720.1 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 734.6 million (2001 – 727.6 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2002 £m	Restated (note1) 2001 £m	2002 p	Restated (note1) 2001 p
Earnings of the year	100	38	13.7	5.3
Included in operating profit:				
Goodwill amortisation	48	43	6.5	6.0
Exceptional items	37	102	5.1	14.2
Non-operating exceptional items	2	(7)	0.3	(1.0)
Taxation attributable to exceptional items	(3)	(3)	(0.4)	(0.5)
Earnings before goodwill amortisation and exceptional items	184	173	25.2	24.0

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	Continuing operations Acquisitions in year £m	Continuing operations Other companies £m	Continuing operations Total 2002 £m	Restated (note 1) Total 2001 £m
Sales					
Subsidiaries	2	31	3,274	3,305	3,432
Share of joint ventures		–	1,051	1,051	1,463
Share of associates		43	53	96	57
	2	74	4,378	4,452	4,952
Operating profit					
Subsidiaries:					
Before goodwill amortisation and exceptional items		4	192	196	203
Goodwill amortisation		–	(42)	(42)	(40)
Exceptional items	4	–	(37)	(37)	(106)
Total subsidiaries	3	4	113	117	57
Share of joint ventures:					
Before goodwill amortisation		–	116	116	180
Goodwill amortisation		–	(6)	(6)	(9)
Total share of joint ventures		–	110	110	171
Share of associates		1	2	3	3
Total operating profit		5	225	230	231
Exceptional items					
Profits less losses on sale or closure of businesses:					
Subsidiaries	4	–	(2)	(2)	(1)
Share of associates	4	–	–	–	5
Demerger costs	4	–	–	–	(20)
Profit before interest and taxation		5	223	228	215
Net interest payable:					
Subsidiaries	5			(47)	(59)
Share of joint ventures and associates	5			(1)	(21)
Profit on ordinary activities before taxation				180	135
Taxation	6			(77)	(110)
Profit on ordinary activities after taxation				103	25
Minority interests – equity				(3)	(5)
Earnings of the year				100	20
Dividends	7			(83)	(108)
Transfer to/(from) reserves				17	(88)
Earnings per share – p	8			13.7	2.8
Diluted earnings per share – p	8			13.6	2.7

	Notes	2002	2001
Results before goodwill amortisation and exceptional items			
Operating profit – £m		315	386
Profit before tax – £m		267	306
Earnings per share – p	8	25.2	28.9

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2002

	Notes	2002 £m	Restated (note 1) 2001 £m
Fixed assets			
Intangible assets – goodwill	10	470	525
Tangible assets	11	1,374	1,399
		1,844	1,924
Investments			
Joint ventures:			
Share of gross assets		1,198	1,070
Share of gross liabilities		(972)	(874)
		226	196
Associates		39	9
Other investments		17	21
	12	282	226
Total fixed assets		2,126	2,150
Current assets			
Stocks	13	488	503
Debtors	14	561	556
Cash at bank and in hand	15	105	167
		1,154	1,226
Creditors: amounts falling due within one year			
Short-term borrowings	16	(43)	(295)
Creditors	17	(772)	(730)
Taxation payable	18	(182)	(190)
Dividend payable		(56)	(53)
		(1,053)	(1,268)
Net current assets/(liabilities)		101	(42)
Total assets less current liabilities		2,227	2,108
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	19	(894)	(754)
Provisions for liabilities and charges	22	(373)	(362)
Net assets		960	992
Capital and reserves			
Called up share capital	23	366	364
Share premium account	24	13	3
Revaluation reserve	24	45	45
Other reserves	24	(81)	(84)
Profit and loss account	24	607	642
Equity interest		950	970
Minority interest – equity		10	22
		960	992

The accounts were approved by the Board of Directors on 28 February 2003 and were signed by:
Sir David Lees, Kevin Smith, Nigel Stein, Directors

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
Earnings of the year		
Subsidiaries	26	(83)
Share of joint ventures	71	97
Share of associates	3	6
	100	20
Currency variations	(43)	(21)
Other reserve movements	(4)	(3)
Total recognised gains and losses of the year	53	(4)
Prior year adjustment (note 1)	(66)	–
Total gains and losses recognised since last annual report	(13)	(4)

Earnings of the year on an historical cost basis are not materially different from those reported above.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	Restated (note 1) 2001 £m
Total recognised gains and losses of the year	53	(4)
Dividends	(83)	(108)
Demerger of Industrial Services	–	(402)
Issue of Ordinary Shares net of costs	12	15
Formation of AgustaWestland	(2)	110
Goodwill on businesses sold and closed	–	2
Total decrease	(20)	(387)
Shareholders' equity at 1 January (note 1)	970	1,357
Shareholders' equity at 31 December	950	970

MOVEMENT IN NET DEBT
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
(Decrease)/increase in cash	(74)	47
Increase/(decrease) in liquid resources and financing	60	(196)
Cash outflow before use of liquid resources and financing	(14)	(149)
Currency variations	66	(6)
Net proceeds of Ordinary Share issues	9	15
Formation of AgustaWestland	–	(144)
Subsidiaries acquired and sold	(10)	–
Total decrease/(increase)	51	(284)
Net borrowings at 1 January	(885)	(601)
Net borrowings at 31 December	(834)	(885)

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

	Notes	2002 £m	2001 £m
Net cash inflow from operating activities	a	361	439
Dividends from joint ventures and associates		45	75
Returns on investments and servicing of finance			
Interest received		22	16
Interest paid		(56)	(75)
Dividends paid to minority interests		(1)	(1)
		(35)	(60)
Taxation			
United Kingdom		–	15
Overseas		(38)	(51)
		(38)	(36)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(213)	(258)
Sale of tangible fixed assets		20	6
Investment loans and capital contributions		1	(30)
Other financial investments		–	(1)
		(192)	(283)
Acquisitions and disposals			
Purchase of subsidiaries	b	(47)	(137)
Purchase of joint ventures and associates		(37)	(9)
Sale of subsidiaries	b	9	10
		(75)	(136)
Equity dividends paid		(80)	(148)
Cash outflow before use of liquid resources and financing		(14)	(149)
Management of liquid resources			
Increase in short-term loans and deposits		(61)	(10)
Decrease in short-term loans and deposits		53	9
	c	(8)	(1)
Financing			
Net proceeds of Ordinary Share issues		9	15
Proceeds of other term borrowings		1,402	728
Repayment of other term borrowings		(1,460)	(538)
Finance leases		(3)	(8)
	c	(52)	197
(Decrease)/increase in cash	c	(74)	47

NOTES ON THE CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

	2002 £m	2001 £m
a) Net cash inflow from operating activities		
Operating profit	117	57
Depreciation	177	171
Goodwill amortisation	31	31
Impairment of goodwill	11	7
Profit on sale of tangible fixed assets	(6)	–
Impairment of tangible fixed assets	4	23
(Increase)/decrease in stocks	(5)	43
(Increase)/decrease in debtors	(10)	75
Increase/(decrease) in creditors	44	(11)
Increase in provisions	8	8
(Decrease)/increase in customer advances	(4)	49
Exceptional items (note 4)	(6)	(14)
Net cash inflow from operating activities (note i)	361	439

	Acquisitions		Sales	
	2002 £m	2001 £m	2002 £m	2001 £m
b) Purchase and sale of subsidiaries				
Tangible fixed assets	(17)	(66)	6	1
Working capital and provisions	(9)	(40)	4	3
Taxation payable	–	–	(1)	–
Cash	(2)	–	5	–
Loans and finance leases	10	3	–	(3)
Minority interests	(8)	–	(5)	–
	(26)	(103)	9	1
Change from joint venture status	5	–	–	–
Surplus on sales	–	–	5	7
Goodwill	(29)	(29)	–	2
Total consideration	(50)	(132)	14	10
Deferred consideration	1	(5)	–	–
Consideration (paid)/received	(49)	(137)	14	10
Less: cash	2	–	(5)	–
Net cash (outflow)/inflow	(47)	(137)	9	10

	Net borrowings at end of year		Change in 2002		
	2002 £m	2001 £m	Cash (note ii) £m	Liquid resources (note iii) £m	Financing £m
c) Analysis of movements in net debt					
Bank balances and cash	69	141	(72)	–	–
Short-term loans and deposits	36	26	–	10	–
Bank overdrafts	(26)	(21)	(5)	–	–
Other short-term borrowings	(17)	(274)	–	–	257
Term loans	(877)	(745)	–	–	(132)
Finance leases:					
Due within one year	(2)	(3)	–	–	1
Due in more than one year	(17)	(9)	–	–	(8)
	(834)	(885)	(77)	10	118
Net proceeds of Ordinary Share issues			–	–	(9)
Subsidiaries acquired and sold			–	(1)	11
Currency variations			3	(1)	(68)
Net cash (outflow)/inflow			(74)	8	52

Notes:
i Included in cash inflow from operating activities is expenditure of £52 million (2001 – £27 million) in respect of operating exceptional items.

ii Cash consists of cash in hand and bank balances and overdrafts repayable on demand as defined by FRS 1 (revised).

iii Liquid resources consist of short-term investments, loans and deposits excluding cash.

NOTES ON THE ACCOUNTS

1 Accounting policies

Basis of accounting

These accounts are prepared under the historical cost convention, as modified by the revaluation of land and buildings, and comply with UK applicable accounting standards. The Directors have conducted a review of the Group's accounting policies and have confirmed that they are the most appropriate for the purposes of giving a true and fair view of the Group's results and that there have been no changes from last year.

One new standard, FRS 19 'Deferred Tax', was applied in the period. The standard requires deferred tax liabilities or assets to be recognised in respect of transactions and events which have occurred by the balance sheet date. At the end of 2001 the net deferred tax liability was £52 million in subsidiaries, an increase of £50 million over the previous basis. Within joint ventures, the share of the deferred tax liability has increased by £13 million and goodwill arising on the formation of AgustaWestland in 2001 has reduced by £3 million. Consequently, shareholders' equity at the end of 2001 was reduced by £66 million. The impact on the profit and loss account was an increase in the tax charge of £3 million in 2002 and £15 million in 2001. Comparative figures have been restated accordingly.

Basis of consolidation

The group accounts consolidate the accounts for the year to 31 December 2002 of the Company and its subsidiaries.

The results of subsidiaries acquired or sold during the year are included in the consolidated profit and loss account from the date of acquisition or to the date of disposal. In the case of acquisitions during the year the acquisition method of accounting is used.

Where material, profits or losses are analysed as discontinued operations where businesses are sold or closed by the date on which the accounts are approved. Where businesses are treated as sold or closed in the current year, the prior year's analyses are restated to reflect those businesses as discontinued.

Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=euro	£1=US$
2002 average	**1.59**	**1.50**
2001 average	1.61	1.44
2002 year-end	**1.53**	**1.61**
2001 year-end	1.64	1.45

Financial instruments

The Group's accounting policy for derivatives is to recognise in the group profit and loss account gains and losses on hedges of revenues or operating payments only as they crystallise.

The Group uses forward foreign exchange contracts to manage its exposure to foreign exchange risks and hedge a proportion of its investment in overseas subsidiaries and investments denominated in foreign currencies, where such hedging can be carried out on an economically acceptable basis. Such financial instruments are treated as hedges against the underlying assets or liabilities, with matching accounting treatments and cash flows. All gains or losses are taken to the statement of total recognised gains and losses until the instrument and the underlying hedged investment are sold, when the profit or loss arising is recognised in the profit and loss account. Interest differentials resulting from the use of financial instruments to hedge these exposures are dealt with in the group profit and loss account.

Any instruments no longer designated as hedges are restated at market value and any gains or losses are taken directly to the profit and loss account.

The book values of short-term debtors and creditors are the same as their fair values and have been excluded from the financial instrument disclosures other than those on currency exposures.

Sales

Sales shown in the profit and loss account exclude value added taxes and, except in the case of long-term contracts in the AgustaWestland joint venture, represent the invoiced value of goods and services charged to external customers. Invoices are raised when goods are despatched to the customer unless other terms have been specifically agreed. On long-term contracts in AgustaWestland, sales are based on the estimated sales value of work done at the achievement of predetermined milestones.

NOTES ON THE ACCOUNTS CONTINUED

1 Accounting policies continued

Research and development costs

Except as noted below, revenue expenditure on research and development is written off as incurred.

On major aerospace contracts that demonstrably have a life of more than ten years, net non-recurring initial costs (consisting of design, development and tooling) are categorised as stocks and are amortised over a maximum period of ten years from the start of serial production. On other contracts, design and development costs are written off as incurred and tooling over three years.

Reorganisation costs

Costs of reorganisation and redundancy, which are not part of a fundamental restructuring, are charged against operating profit in the period when the announcement is made.

Intangible assets – goodwill

Goodwill arising on consolidation consists of the excess of the purchase price over the fair value of the net assets of businesses acquired. Goodwill arising on acquisitions completed prior to 31 December 1997 has been eliminated against reserves. Goodwill arising on acquisitions after that date is capitalised as a fixed asset and amortised on a straight line basis over its estimated useful life up to a maximum of 20 years. Where an acquired business is sold and goodwill has been previously deducted from reserves, the goodwill is taken into account in calculating the profit or loss on sale.

Tangible fixed assets

Cost

Tangible fixed assets are valued at cost or valuation less accumulated depreciation. Cost comprises the purchase price plus costs directly incurred in bringing the asset into use but excludes interest.

Where freehold and long leasehold properties were carried at a valuation at 23 March 2000, the date of implementation of FRS 15, these values have been retained as book values in accordance with the transitional arrangements of that standard.

Where assets are in the course of construction at the balance sheet date they are classified as capital work in progress. Transfers are made to other asset categories when they are available for use.

Depreciation

Depreciation is not provided on freehold land or assets in the course of construction. In the case of buildings, computers and contract specific plant, depreciation is provided on valuation or original cost. For all other categories of asset, depreciation is provided on the written down value at the beginning of the financial year.

Depreciation is applied to specific classes of asset so as to reduce them to their residual values over their estimated useful lives.

The range of main rates of depreciation used are:

	Straight line %	Reducing balance %
Freehold buildings	2	–
General plant, machinery, fixtures, fittings and equipment	10 to 20	10 to 35
Computers and major software	20 to 33⅓	–
Commercial vehicles and cars	–	40 to 45

Leasehold properties are amortised by equal annual instalments over the period of the lease or 50 years, whichever is the shorter.

Leased assets

Where fixed assets are financed by leasing arrangements which give rights approximating to ownership, the assets are treated as if they had been purchased and the capital element of the leasing commitment is shown as obligations under finance leases. The rentals payable are apportioned between interest, which is charged to the profit and loss account, and capital which reduces the outstanding obligation. Operating lease rentals are charged to the profit and loss account as incurred over the lease term.

Joint ventures and associated companies

Joint ventures, although not subsidiaries, are those businesses in which the Group has a long-term interest and is able to share control with its partners under a contractual arrangement. Associates are those businesses in which the Group has a long-term interest and is able to exercise significant influence through its representation on the Board of Directors.

Joint ventures and associates are accounted for in accordance with FRS 9 whereby the profit and loss account includes, at the appropriate line, the Group's share of their sales, operating profit, exceptional items, interest and taxation. They are stated in the balance sheet at the Group's share of their equity. Where the size criteria of FRS 9 are met additional information is given by way of note to the accounts.

Stocks

Stocks are valued at the lower of cost and estimated net realisable value, due allowance being made for obsolete or slow-moving items. Cost includes the relevant proportion of works overheads assuming normal levels of activity.

Taxation

Following the introduction of FRS 19 provision is made for deferred tax in so far as a liability or asset arises as a result of transactions that have occurred by the balance sheet date and give rise to an obligation to pay more tax in future, or a right to pay less tax in future. A deferred tax asset is only recognised to the extent that it may be regarded as recoverable. Deferred tax assets and liabilities recognised are not discounted.

No provision is made for any additional taxation which might arise on remittance of retained profits of overseas subsidiaries, joint ventures and associates except where distribution of such profits is planned.

Pensions and post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK and in certain overseas companies pension arrangements are made through externally funded defined benefit schemes, the contributions to which are based on the advice of independent actuaries or in accordance with the rules of the schemes. In other overseas companies funds are retained within the business to provide for retirement obligations.

The amount charged to the profit and loss account is calculated, in accordance with SSAP 24, by independent actuaries as being the expected cost of providing pensions on a systematic and rational basis over the period during which the Group expects to derive benefit from the employees' services. Additionally, certain amounts are charged in accordance with the rules of defined contribution pension plans.

The impact on the balance sheet, profit and loss account and statement of total recognised gains and losses of the adoption of FRS 17, together with the assumptions made in computing that impact, are shown by way of note.

2 Sales

The geographical markets supplied by subsidiaries, joint ventures and associates are as follows:

	Geographical markets supplied				
	United Kingdom £m	Continental Europe £m	Americas £m	Rest of the World £m	Total £m
Sales by subsidiaries					
By business:					
Automotive	306	1,104	1,010	326	2,746
Aerospace	89	76	388	6	559
Total 2002	**395**	**1,180**	**1,398**	**332**	**3,305**
By region of origin:					
United Kingdom	315	126	57	7	505
Continental Europe	57	1,038	32	55	1,182
Americas	23	16	1,302	8	1,349
Rest of the World	–	–	7	262	269
Total 2002	**395**	**1,180**	**1,398**	**332**	**3,305**
Total continuing operations 2001	374	1,241	1,389	313	3,317
Discontinued operations – Industrial Services	–	–	100	15	115
Total 2001	374	1,241	1,489	328	3,432
Group share of sales by joint ventures and associates					
Total 2002	**556**	**292**	**115**	**184**	**1,147**
Continuing operations	503	293	137	87	1,020
Discontinued operations – Industrial Services	175	174	150	1	500
Total 2001	678	467	287	88	1,520

Analyses of sales, operating profit and net operating assets of subsidiaries, joint ventures and associates by business and by region of origin are shown on page 74.

NOTES ON THE ACCOUNTS CONTINUED

3 Operating profit

	Continuing operations 2002			2001		
	Acquisitions in year £m	Other companies £m	Total £m	Continuing operations £m	Discontinued operations £m	Total £m
Sales by subsidiaries	**31**	**3,274**	**3,305**	3,317	115	3,432
Change in stocks of finished goods and work in progress	**1**	**6**	**7**	(54)	–	(54)
Raw materials and consumables	**(10)**	**(1,013)**	**(1,023)**	(1,010)	(46)	(1,056)
Staff costs (note 9)	**(10)**	**(1,055)**	**(1,065)**	(1,069)	(30)	(1,099)
Redundancy and reorganisation costs:						
Exceptional (note 4)	**–**	**(23)**	**(23)**	(32)	–	(32)
Other	**–**	**(5)**	**(5)**	(10)	–	(10)
Depreciation written off tangible fixed assets (including £3 million in respect of assets under finance leases, 2001 – £3 million)	**(1)**	**(176)**	**(177)**	(165)	(4)	(169)
Amortisation and impairment of goodwill	**–**	**(42)**	**(42)**	(38)	(2)	(40)
Exceptional charge for asset impairments (note 4)	**–**	**(14)**	**(14)**	(70)	(4)	(74)
Other external charges	**(7)**	**(839)**	**(846)**	(816)	(25)	(841)
	(27)	**(3,161)**	**(3,188)**	(3,264)	(111)	(3,375)
Operating profit	**4**	**113**	**117**	53	4	57

Details of companies acquired and sold are given in the review of operations on pages 22 to 25 and note 25.

Other external charges include rental for hire of equipment £17 million (2001 – £15 million) and rental for leased property £15 million (2001 – £17 million). Auditors' remuneration, including expenses, was £2.9 million (2001 – £2.6 million). Non-audit fees payable to PricewaterhouseCoopers are subject to review by the Audit Committee and the policy for using auditors for non-audit work is set out in the Corporate Governance Report on page 80. The total payable to PricewaterhouseCoopers worldwide in respect of such fees is analysed below:

	2002 £m	2001 £m
Fees in connection with the demerger of the Industrial Services businesses	**–**	2.5
Tax compliance and advice fees	**0.9**	0.8
Other	**0.5**	0.5
	1.4	3.8

In accordance with the provisions of UITF 17 (revised 2000), no charge to profit has been made in respect of employee share options issued under Inland Revenue approved share save schemes.

Research and development costs in continuing subsidiaries totalled £85 million (2001 – £82 million) after including £3 million of expenditure refunded by customers and other parties for development work carried out on their behalf and capital expenditure of £5 million. In addition, GKN's share of research and development in AgustaWestland in the year totalled £149 million (2001 – £115 million) after including £141 million (2001 – £103 million) of expenditure refunded by customers and other parties for development work carried out on their behalf.

4 Exceptional items

	2002 £m	2001 £m
a) Operating exceptional items		
Asset impairments	**(14)**	(74)
Redundancy costs	**(15)**	(23)
Other	**(8)**	(9)
	(37)	(106)

Operating exceptional items arose from:

i) the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, as a result of which the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace assets; and

ii) in 2001, the demerger of the Industrial Services businesses, which, together with the formation of the AgustaWestland joint venture at the beginning of the year, resulted in a number of investments not appropriate to the engineering activities of the Group being written off and a reduction in the level of central overheads.

These actions resulted in a charge to operating profit of £106 million in 2001 and a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued. The cash outflow from these and earlier actions was £52 million in 2002 and £27 million in 2001.

	2002 £m	2001 £m
b) Non-operating exceptional items		
i) Profits less losses on sale or closure of businesses		
Subsidiaries:		
GKN Aerospace Services sale of business	**–**	9
Goodwill previously written off to reserves	**–**	(2)
	–	7
GKN Driveline sale and closure of businesses	**5**	–
GKN OffHighway Systems closure of business	**(7)**	–
Other:		
Continuing operations	**–**	(5)
Discontinued operations	**–**	(3)
	–	(8)
Total subsidiaries	**(2)**	(1)
Share of associates:		
Alvis plc – sale of shares in Avimo Group Ltd	**–**	5

There was no goodwill previously written off to reserves on the businesses sold or closed during the year.

ii) Costs arising from the demerger of the Industrial Services businesses	**–**	(20)

Demerger costs – 2001
On 7 August 2001 the Group completed the demerger of its Industrial Services businesses to Brambles Industries plc and the merger of those businesses with Brambles Industries Limited of Australia. The direct costs of this transaction were £20 million with cash of £14 million spent in 2001 and a further £6 million in 2002.

NOTES ON THE ACCOUNTS CONTINUED

5 Net interest payable

	2002 £m	2001 £m
Subsidiaries		
Loans to joint ventures and associates	**2**	4
Short-term investments, loans and deposits	**20**	11
	22	15
Loans from joint ventures	**(5)**	(9)
Short-term borrowings (including bank interest £21 million (2001 – £34 million))	**(23)**	(38)
Loans repayable within five years (including bank interest nil (2001 – £1 million))	**(1)**	(1)
Loans repayable after five years	**(37)**	(24)
Finance leases	**(3)**	(2)
	(47)	(59)
Share of joint ventures and associates		
Interest receivable	**8**	11
Interest payable	**(9)**	(32)
	(1)	(21)

6 Taxation

Tax charge for the year

	2002 £m	Restated (note 1) 2001 £m
United Kingdom		
Corporation Tax at 30%	**41**	40
Deferred tax	**(8)**	(7)
Adjustments in respect of prior years	**(12)**	(15)
	21	18
Double tax relief	**(40)**	(46)
	(19)	(28)
Overseas		
Continuing operations:		
Corporation taxes	**51**	50
Deferred tax	**11**	13
Adjustments in respect of prior years	**(4)**	(8)
	58	55
Discontinued operations	**–**	30
	58	85
Share of joint ventures and associates		
Continuing businesses	**38**	37
Discontinued businesses	**–**	16
	38	53
	77	110

Tax on exceptional items, included in the above, is: UK – nil (2001 – nil), Overseas – £3 million credit (2001 – £16 million charge), share of joint ventures and associates nil (2001 – £1 million charge).

Included in the 2001 figures is a £20 million exceptional charge arising in relation to the demerger of the Industrial Services businesses.

Tax reconciliation

	2002 £m	2001 £m
Profit before tax	180	135
Profit before tax – discontinued businesses	–	(28)
Goodwill amortisation and exceptional items	87	171
Goodwill amortisation and exceptional items – discontinued businesses	–	(33)
Continuing businesses profit before tax (pre-goodwill amortisation and exceptional items)	267	245
Tax calculated at 30% standard UK Corporation Tax rate	80	74
Differences between UK and non-UK corporate tax rates	20	16
Non-deductible and non-taxable items	(10)	(7)
Deferred taxation – origination and reversal of timing differences	–	(3)
Differences attributable to joint ventures and associates	2	3
Current year corporate tax charge on ordinary activities	92	83
Deferred taxation on ordinary activities	4	7
Adjustments in respect of prior years	(16)	(23)
Taxation in respect of exceptional items – continuing businesses	(3)	(3)
Taxation in respect of discontinued businesses (non-exceptional)	–	26
Taxation in respect of discontinued businesses (exceptional)	–	20
Total tax charge for the year	77	110

7 Dividends

	2002 £m	2001 £m
Equity dividends		
Interim (paid 30 September 2002) 3.7p per share (2001 – 7.6p per share)	27	55
Final 7.6p per share (2001 – 7.3p per share)	56	53
	83	108

The 2001 interim dividend was in respect of the larger group, pre demerger of the Industrial Services businesses.

8 Earnings per share

Earnings per share for 2002 are based on earnings of the year of £100 million (2001 – £20 million) and calculated on the weighted average number of 729.2 million shares in issue and ranking for dividend (2001 – 720.1 million shares).

Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 734.6 million (2001 – 727.6 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2002 £m	Restated (note1) 2001 £m	2002 p	Restated (note1) 2001 p
Earnings of the year	100	20	13.7	2.8
Included in operating profit:				
Goodwill amortisation	48	49	6.5	6.8
Exceptional items	37	106	5.1	14.7
Non-operating exceptional items	2	16	0.3	2.2
Taxation attributable to exceptional items	(3)	17	(0.4)	2.4
Earnings before goodwill amortisation and exceptional items	184	208	25.2	28.9

NOTES ON THE ACCOUNTS CONTINUED

9 Staff costs and Directors' remuneration

	2002 £m	2001 £m
Wages and salaries	**880**	925
Social security costs	**133**	128
Other pension costs	**52**	46
	1,065	1,099

The average numbers employed by subsidiaries during the year were:

	2002	2001
United Kingdom	**6,805**	8,111
Continental Europe	**14,927**	15,720
Americas	**11,775**	13,396
Rest of the World	**2,541**	2,787
	36,048	40,014

Full details of the Directors' remuneration, which form part of these accounts, are contained in the auditable part of the Report on Directors' Remuneration on pages 86 to 88.

10 Goodwill

	Subsidiaries £m	Joint ventures £m	Associates £m	Total £m
Cost				
At 1 January 2002	608	117	–	725
Prior year adjustment (note 1)	–	(3)	–	(3)
	608	114	–	722
Formation of AgustaWestland (note29)	–	(7)	–	(7)
Additions in year	29	4	9	42
Currency variations	(51)	6	–	(45)
At 31 December 2002	**586**	**117**	**9**	**712**
Accumulated amortisation				
At 1 January 2002	83	5	–	88
Charge for year	31	6	–	37
Impairment	11	–	–	11
Currency variations	(9)	1	–	(8)
At 31 December 2002	**116**	**12**	**–**	**128**
Net book value at 31 December 2002	**470**	**105**	**9**	**584**
Net book value at 31 December 2001 (restated)	525	109	–	634

The impairment charge has been calculated based on a value in use assessment in accordance with FRS 11. The discount rate applied to pre-tax cash flows was 11.0%.

Joint venture and associate goodwill in the above table is included in the Group's share of net assets of joint ventures and associates shown in note 12.

11 Tangible assets

	Land and buildings £m	Other tangible fixed assets £m	Capital work in progress £m	Total £m
Cost or valuation				
At 1 January 2002	460	2,087	89	2,636
Subsidiaries acquired and sold	9	6	1	16
Capital expenditure	10	95	105	210
Disposals	(13)	(82)	–	(95)
Transfers	9	94	(103)	–
Currency variations	(12)	(56)	(6)	(74)
At 31 December 2002	**463**	**2,144**	**86**	**2,693**
Accumulated depreciation				
At 1 January 2002	55	1,182	–	1,237
Subsidiaries acquired and sold	2	3	–	5
Charge for the year	12	165	–	177
Disposals	(4)	(77)	–	(81)
Impairment (note 4)	1	3	–	4
Currency variations	–	(23)	–	(23)
At 31 December 2002	**66**	**1,253**	**–**	**1,319**
Net book value at 31 December 2002	**397**	**891**	**86**	**1,374**
Owned assets	383	877	86	1,346
Assets under finance leases	14	14	–	28
	397	**891**	**86**	**1,374**
Net book value at 31 December 2001	405	905	89	1,399

	Cost or valuation £m	Accumulated depreciation £m	Net book value 2002 £m	Net book value 2001 £m
Analysis of land and buildings:				
Freehold land	91	–	**91**	88
Freehold buildings	334	(50)	**284**	295
Long leases	1	(1)	**–**	–
Short leases (expiring on or before 31 December 2052)	37	(15)	**22**	22
	463	(66)	**397**	405

	£m
Cost or valuation of land and buildings at 31 December 2002 includes:	
1996 valuation	**182**
Earlier years' valuations	**11**
At cost or fair value on acquisition	**270**
	463

Major freehold and long leasehold properties in the UK, US, Germany and France were valued at 31 December 1996 by DTZ Debenham Thorpe and King Sturge & Co, Chartered Surveyors. Properties were valued, in accordance with the Appraisal and Valuation Manual of the Royal Institution of Chartered Surveyors, on the basis of open market value and existing use value except for specialised properties which were valued on a depreciated replacement cost basis. In accordance with the transitional arrangements of FRS 15 these values have been retained as book values.

The original cost of land and buildings at 31 December 2002 was £437 million; the notional net book value on the original cost basis would have been £345 million.

NOTES ON THE ACCOUNTS CONTINUED

12 Investments

	2002 £m	Restated (notes 1 & 29) 2001 £m
Joint ventures:		
Goodwill (note 10)	**105**	109
Other fixed assets	**159**	159
Current assets	**934**	802
Liabilities due within one year	**(655)**	(689)
Liabilities due beyond one year	**(317)**	(185)
Group's share of net assets	**226**	196
Associates	**39**	9
Loans to joint ventures and associates	**17**	21
Interest in own shares	**–**	–
Other investments	**–**	–
	282	226

The movement in book value of investments is as follows:

	2002 £m	2001 £m
At 1 January	**226**	437
Prior year adjustment (note 1)	**–**	(10)
	226	427
Demerger of Industrial Services	**–**	(354)
Formation of AgustaWestland	**(2)**	95
Profit retained by joint ventures and associates	**29**	34
Additions	**39**	32
Disposals and change in status	**(8)**	–
Other movements	**–**	(7)
Currency variations	**(2)**	(1)
At 31 December	**282**	226

The Group's share of net assets of joint ventures includes net funds of £66 million (2001 – net debt £58 million). Further details of the contribution to Group results by AgustaWestland are shown at note 29.

Interest in own shares represents the cost, less amounts written off, of 1,219,238 50p Ordinary Shares acquired by the GKN Employee Benefit Trust in the open market in connection with the GKN long-term incentive plan. At 31 December 2002 the shares, on which dividend rights have been waived, had a market value of £2.4 million.

Other investments include 686,694 shares of 5p each in Brambles Industries plc which were issued to the GKN Employee Benefit Trust and the GKN Qualifying Employee Share Ownership Trust (QUEST) as a consequence of the demerger of the Industrial Services businesses in August 2001. At 31 December 2002 these shares had a market value of £1.0 million.

The market values of investments in shares of associated companies at 31 December 2002 were Alvis plc £48.9 million (2001 – £39.9 million), Tochigi Fuji Sangyo (acquired March 2002) £13.8 million. Because these are both listed companies, the Group's share of equity and results is determined from their most recently published financial statements dated 30 June 2002 and 30 September 2002 respectively.

13 Stocks

	2002 £m	2001 £m
Raw materials and consumables	**201**	195
Work in progress	**191**	210
Finished goods and goods for resale	**96**	98
	488	503

Work in progress includes £45 million (2001 – £41 million) in respect of non-recurring costs (consisting of design, development and tooling) on major aerospace contracts.

The replacement cost of stocks is not materially different from the historical cost value.

14 Debtors

	2002 £m	Restated 2001 £m
Due within one year:		
Trade debtors	**394**	388
Amounts owed by joint ventures and associates	**13**	18
Advance corporation tax recoverable	**1**	1
Other debtors	**32**	37
Prepayments and accrued income	**28**	28
	468	472
Due in more than one year:		
SSAP 24 prepayment	**72**	59
Deferred tax asset (note 22)	**9**	10
Other debtors	**12**	15
	561	556

15 Cash at bank and in hand

	2002 £m	2001 £m
Bank balances and cash	**69**	141
Short-term loans and deposits	**36**	26
	105	167

16 Short-term borrowings

	2002 £m	2001 £m
Bank overdrafts (note 20)	**26**	21
Short-term loans (note 20):		
AgustaWestland	**7**	72
Other	**10**	202
	43	295

17 Creditors

	2002 £m	2001 £m
Trade creditors	**334**	295
Bills payable	**10**	10
Customer advances	**42**	50
Amounts owed to joint ventures and associates	**8**	4
Indirect and payroll taxes	**30**	31
Obligations under finance leases (note 20)	**2**	3
Other creditors	**130**	121
Accruals and deferred income	**216**	216
	772	730

18 Taxation payable

	2002 £m	2001 £m
United Kingdom taxation	**44**	56
Overseas taxation	**138**	134
	182	190

NOTES ON THE ACCOUNTS CONTINUED

19 Creditors: amounts falling due beyond one year

	2002 £m	2001 £m
Term loans (note 20)	**877**	745
Obligations under finance leases (note 20)	**17**	9
	894	754

Term loans include:

› Bank borrowings.

› Unsecured £350 million (2001 – £300 million) 6.75% bonds maturing in 2019 less issue costs of £5 million and £325 million (2001 – nil) 7% bonds maturing 2012 less net issue costs of £1 million.

› Secured term loans of £48 million (2001 – £33 million). These include £30 million debenture stocks of Westland Group plc, which are secured by a floating charge on the undertaking and assets of that company and certain of its subsidiaries and guaranteed by GKN Holdings plc, and £16 million secured by way of a fixed and floating charge on certain Aerospace assets.

20 Analysis of financial liabilities

The disclosures made in notes 20 and 21 should be read in conjunction with the discussion of the Group's objectives, policies and strategies with regard to financial instruments in the Financial Review on pages 36 to 39. Short-term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures other than those on currency exposures.

After taking into account the various interest rate and forward foreign exchange contracts entered into by the Group, the effective currency and interest rate exposure of the Group's borrowings were as follows:

				Fixed rate borrowings	
	Floating rate borrowings £m	Fixed rate borrowings £m	Total borrowings £m	Weighted average interest rate %	Weighted average time for which rate is fixed Years
At 31 December 2002					
Sterling	22	702	724	7.0	12.9
US dollar	43	1	44	5.1	9.4
Euro	68	1	69	0.3	7.7
Other	101	1	102	–	3.5
	234	**705**	**939**	**6.9**	**12.9**
At 31 December 2001					
Sterling	644	330	974	7.1	16.7
US dollar	11	1	12	5.2	10.3
Euro	21	1	22	0.2	6.3
Other	43	1	44	1.3	4.2
	719	333	1,052	7.1	16.6

The interest rates on floating rate borrowings are determined by reference to applicable LIBORs.

The maturity of the Group's borrowings at 31 December 2002 was as follows:

	2002 £m	2001 £m
Bank loans, overdrafts and other borrowings repayable as follows:		
Within one year	**43**	295
One to two years	**10**	329
Two to five years	**149**	86
After five years	**718**	330
	920	1,040
Finance leases repayable as follows:		
Within one year	**2**	3
One to two years	**1**	3
Two to five years	**3**	3
After five years	**13**	3
	19	12
Total borrowings	**939**	1,052

At 31 December 2002 the Group had the following undrawn committed borrowing facilities:

	2002 £m	2001 £m
Expiring within one year	**57**	137
Expiring in more than one year but not more than two years	**–**	137
Expiring in more than two years	**560**	215
	617	489

21 Financial instruments

a) Financial assets

	Bank and cash balances		Short-term loans and deposits	
	2002 £m	2001 £m	2002 £m	2001 £m
Sterling	**–**	17	**20**	19
US dollar	**30**	62	**–**	–
Euro	**16**	38	**3**	–
Other	**23**	24	**13**	7
	69	141	**36**	26

The bank and cash balances comprise £26 million (2001 – £67 million) in respect of short-term balances earning interest and £43 million (2001 – £74 million) in respect of balances which are non-interest earning. The weighted average interest rate at year-end on the interest earning cash balances, which was all floating and set by reference to relevant LIBORs, was 3.5% (2001 – 2.2%). Surplus cash is deposited for short-term periods typically with a maturity of less than three months. The weighted average interest rate on the deposit account balances is 3.2% (2001 – 3.1%).

b) Currency exposures

As explained in the Financial Review on page 38, the Group's objective in managing the translational currency exposures arising from its overseas investments is to ensure that changes in the sterling equivalent of assets and liabilities caused by currency movements do not have a material impact on the sterling value of shareholders' equity. At 31 December 2002, there were £656 million of indirect borrowings created through the use of forward foreign exchange contracts to hedge such exposures denominated in euro (36%) and US dollars (64%) mirrored by indirectly created sterling deposits. Net gains and losses arising from these translational currency exposures are recognised in the statement of total recognised gains and losses. Interest differentials resulting from the use of financial instruments to hedge those exposures are dealt with through the group profit and loss account.

After taking into account the effects of forward foreign exchange contracts, at 31 December 2002 there were no material currency exposures that give rise to gains or losses recognised in the profit and loss account.

NOTES ON THE ACCOUNTS CONTINUED

21 Financial instruments continued

c) Fair values of financial assets and liabilities

The comparison of fair and book values of all the Group's financial assets and liabilities at 31 December 2002 is set out below:

	2002		2001	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations				
Bank and cash balances	**69**	**69**	141	141
Short-term loans and deposits	**36**	**36**	26	26
Short-term borrowings and current portion of long-term borrowings	**(43)**	**(43)**	(295)	(295)
Long-term borrowings	**(877)**	**(901)**	(745)	(741)
Finance leases	**(19)**	**(19)**	(12)	(12)
Financial instruments held to manage interest rate and currency exposures				
Interest rate swaps and similar instruments	**–**	**2**	(4)	(1)
Forward foreign exchange contracts	**–**	**5**	–	5
Financial instruments held to hedge currency exposures on expected future trading transactions				
Forward foreign exchange contracts	**–**	**–**	–	(17)
At 31 December	**(834)**	**(851)**	(889)	(894)

In addition to the above, the Group has a loan to joint ventures and associates, shown within investments, with a book value of £15 million and fair value of £17 million. The following methods and assumptions were used in estimating fair values for financial instruments:

› Short-term borrowings, cash and deposits approximate to book value due to their short maturities.

› Long-term borrowings: Bank and other loans carrying fixed rates of interest – the repayments which the Group is committed to make have been discounted at the relevant interest rates applicable at 31 December 2002. Bonds – quoted closing market value.

› Interest rate instruments – discounted cash flow analysis based on interest rates derived from market yield curves.

› Forward exchange contracts and currency swaps – marked-to-market.

d) Hedges

As explained in the Financial Review on page 38, the Group's policy is to hedge the exposures summarised below. Translational currency exposures are hedged where the costs and results of such hedging are economically acceptable.

› Interest rate risk – using interest rate swaps, swaptions and forward rate agreements.

› Transactional and translational currency exposures – using forward foreign exchange contracts and currency swaps.

Gains or losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains or losses on instruments used for hedging both transactional and translational currency exposures and the movements therein, are as follows:

	Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and losses on hedges at 31 December 2001	40	(49)	(9)
Gains and losses from previous years recognised in 2002	(24)	22	(2)
Gains and losses arising before 1 January 2002 that were not recognised in 2002	16	(27)	(11)
Gains and losses arising in 2002 that were not recognised in that year	23	(5)	18
Unrecognised gains and losses on hedges at 31 December 2002	**39**	**(32)**	**7**
Expected to be recognised in 2003	28	(18)	10
Expected to be recognised after 2003	11	(14)	(3)
	39	**(32)**	**7**

Of the net gains and losses from previous years recognised in 2002, a profit of £5 million was recognised in reserves and matched with offsetting movements on translational foreign exchange variances. The remainder was recognised in the profit and loss account. Similarly, of the net unrecognised gains and losses on hedges shown at 31 December 2002, a profit of £5 million will be dealt with through reserves and matched with offsetting movements on translational foreign exchange variances. The balance will be accounted for in the profit and loss account together with the profits arising on the ultimate realisation of the underlying hedged transactions.

22 Provisions for liabilities and charges

	Deferred taxation £m	Post-retirement £m	Other £m	Total £m
At 1 January 2002 (restated – note 1)	62	213	87	362
Charge for the year	2	32	4	38
Paid or accrued during the year	–	(20)	(8)	(28)
Currency variations	–	5	(4)	1
At 31 December 2002	**64**	**230**	**79**	**373**

Deferred taxation

	2002 £m	Restated (note 1) 2001 £m
Accelerated tax allowances on fixed assets	**139**	123
Other timing differences	**(50)**	(62)
Tax losses	**(34)**	(9)
Net deferred tax liability	**55**	52
Deferred tax liability	**64**	62
Deferred tax asset	**(9)**	(10)
Net deferred tax liability	**55**	52

The movements in the net deferred tax balance were:

	2002 £m	Restated (note 1) 2001 £m
Net deferred tax liability at beginning of year	**52**	90
Charged to profit and loss account	**3**	14
Subsidiaries acquired and sold	**–**	(53)
Currency variations	**–**	1
Net deferred tax liability at end of year	**55**	52

There are other deferred tax assets in relation to tax losses totalling £63 million (2001 – £65 million) that have not been recognised on the basis that their future economic benefit is uncertain.

No provision has been made for deferred taxation in relation to gains recognised on revaluing assets to their market value or on the sale of assets where potentially taxable gains have been rolled over into the cost of replacement assets. Such tax would only become payable if assets were sold without it being possible to roll over any resultant gains. The total amount unprovided for is £9 million (2001 – £7 million). It is not anticipated that any such tax will become payable in the foreseeable future.

No provision has been made for deferred taxation which might arise on the remittance of retained profits of overseas subsidiaries, joint ventures and associates except where the distribution of such profits is planned.

Post-retirement
Post-retirement includes provisions relating to pension benefits of £175 million (2001 – £159 million) and provisions for other post-retirement benefits of £55 million (2001 – £54 million).

Other
Other provisions comprise mainly legal and other claims, environmental and warranty provisions, the timing of which is inherently uncertain. They are established based on historical information or professional assessment.

NOTES ON THE ACCOUNTS CONTINUED

23 Share capital

	Authorised		Allotted, called up and fully paid	
	2002 £m	2001 £m	2002 £m	2001 £m
Ordinary Shares of 50p each	**450**	450	**366**	364

	Number ('000)	Number ('000)	Number ('000)	Number ('000)
Ordinary Shares of 50p each	**900,000**	900,000	**732,894**	727,052

The authorised and issued share capital of GKN plc includes one Special Share of 50p. The Special Share carries a fixed dividend of 2p payable on 31 January in each year and carries no voting rights.

The options held by Group employees over GKN plc shares were as follows:

	SAYE scheme Number ('000)	UK and overseas executive schemes Number ('000)
At 1 January 2002	29,091	5,941
Granted	5,336	3,714
Exercised	(5,359)	(483)
Lapsed	(4,275)	(91)
At 31 December 2002	**24,793**	**9,081**
Option price per share	99.16p–330.83p	120p–320p
Exercisable at dates extending to	2010	2012

Participants holding options over GKN Holdings plc Ordinary Shares granted under the SAYE or Executive share option schemes prior to the demerger of the Industrial Services businesses could elect, by 29 January 2002, to exchange these options for options over GKN plc Ordinary Shares in the ratio of 2.4 GKN plc shares for every GKN Holdings plc share under option (with a corresponding adjustment to the option price). Participants not electing to exchange their options had to exercise them by 29 January 2002 or they would lapse. Any GKN Holdings plc shares issued as a result of such exercises were automatically exchanged for GKN plc shares in the above ratio. For the purposes of this note, all outstanding options over GKN Holdings plc Ordinary Shares held at 1 January 2002 have been converted into options over GKN plc Ordinary Shares in the ratio stated above and options over GKN Holdings plc Ordinary Shares exercised or lapsed during the period 1 January to 29 January 2002 are treated as options over GKN plc Ordinary Shares in the ratio stated above.

All options granted in 2002 were over GKN plc Ordinary Shares (under the GKN SAYE Share Option Scheme 2001 at 230p per share exercisable between 2005 and 2010, and under the GKN Executive Share Option Scheme 2001 at 308p–320p per share exercisable between 2005 and 2012).

The consideration received by GKN plc in 2002 in connection with the exercise of options was £11.9 million. Employees paid £8.5 million to the Group for the issue of these shares and the balance of £3.4 million comprised contributions to the QUEST from subsidiaries.

24 Reserves

	Share premium account £m	Revaluation reserve £m	Other reserves £m	Profit and loss account £m	Total £m
Group					
At 1 January 2002	3	45	(84)	708	672
Prior year adjustment (note 1)	–	–	–	(66)	(66)
	3	45	(84)	642	606
Arising from Ordinary Share issues	10	–	–	–	10
Transfer from profit and loss account	–	–	–	17	17
Reversal of revaluation	–	(1)	–	–	(1)
Currency variations:					
Overseas net assets	–	1	1	(111)	(109)
Foreign currency borrowings	–	–	–	66	66
Transfers between reserves	–	–	2	(2)	–
Other movements	–	–	–	(5)	(5)
At 31 December 2002	**13**	**45**	**(81)**	**607**	**584**
Parent company and subsidiaries	13	45	(107)	570	521
Joint ventures and associates	–	–	26	37	63
	13	**45**	**(81)**	**607**	**584**
Company					
At 1 January 2002	3	–	–	840	843
Arising from Ordinary Share issues	10	–	–	–	10
Profit and loss account	–	–	–	(83)	(83)
At 31 December 2002	**13**	**–**	**–**	**757**	**770**

Cumulative goodwill eliminated directly against reserves amounted to £665 million (2001 – £691 million).

25 Acquisitions

	Date	Additional direct shareholding %	Group shareholding at 31 December 2002 %
Subsidiaries			
Boeing's Kent, Washington Thermal Joining Center operation (USA)	January	100	100
UPF (UK) Ltd's Thompson Chassis business (UK)	March	100	100
GKN Driveshafts (India) Ltd (India)	April	45.4	96.4
ASTECH Inc (USA)	May	100	100
Mahindra Sintered Products Ltd (India)	July	51	100
GKN Driveshafts Ltd (UK)	August	49	100
Joint ventures			
Taiway Ltd (Taiwan)	January	16.25	36.25
Associated companies			
Tochigi Fuji Sangyo KK (Japan)	March	33.3	33.3

NOTES ON THE ACCOUNTS CONTINUED

25 Acquisitions continued

The book and fair value of net assets acquired and total consideration payable for subsidiary acquisitions are analysed below:

	Book value prior to acquisition £m	Revaluations £m	Accounting policy alignment £m	Fair value to the Group £m
Tangible fixed assets	18	(1)	–	17
Stocks	9	(2)	–	7
Debtors	7	–	–	7
Creditors	(4)	(1)	–	(5)
Cash	2	–	–	2
Loans and finance leases	(10)	–	–	(10)
Net assets acquired	22	(4)	–	18
Less already owned as a joint venture				(5)
Minority interests				8
				21
Goodwill				29
Consideration including costs				50

The post-acquisition contribution of subsidiary acquisitions to Group cash flow was a net cash inflow of £9 million from operating activities, payments of £1 million in respect of interest, payments of nil in respect of taxation and payments of £1 million in respect of capital expenditure and financial investment.

26 Post-retirement benefits

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK, pension arrangements are made through externally funded defined benefit schemes. Independent actuarial valuations of the three main schemes were last carried out as at April 2000 using the projected unit method. The market value related basis assumed a yield pre-retirement of 6.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 2.5% (GKN Group Pension Scheme and the Westland Staff Pension Scheme) and 2% (Executive and Senior Staff Pension Scheme) with a yield post-retirement of 5.0% per annum, which exceeded pension increases by 2.5%. The aggregate market value of the assets at the valuation date was £2,046 million and the aggregate funding level on an ongoing basis was 101%.

With effect from 1 July 2002, a new pension scheme was established for the joint venture company AgustaWestland, with current AgustaWestland employees transferring to the new scheme. Remaining members of the Westland Staff Pension Scheme and the GKN Executive and Senior Staff Pension Scheme, including pensioners and deferred pensioners are being transferred into the GKN Group Pension Scheme. Assets to the value of £237 million at 1 July 2002 were agreed to be transferred to the new AgustaWestland Scheme, the amount eventually transferred being indexed to the payment date. The remaining assets and liabilities of the GKN UK schemes were estimated to be £1,454 million and £1,820 million respectively as at 1 July 2002, based on market conditions at that date.

Company contributions in the year totalled £33 million (2001 – £24 million) compared with the regular cost in accordance with the application of SSAP 24 of £11 million (2001 – £15 million). The total charge to operating profit was £17 million (2001 – £14 million). In addition, £3 million curtailment costs were charged against exceptional items in respect of closure of businesses. A cumulative advance payment of £72 million is included in other long-term debtors (2001 – £59 million).

In certain overseas companies funds are retained within the business to provide for retirement obligations. The annual charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £31 million (2001 – £27 million).

The Group operates a number of retirement plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in post-retirement and other provisions disclosed in note 22. The principal actuarial assumptions for the main UK plan as at December 2000, the date of the last review, were that the discount rate would be 7% per annum and that medical costs would initially increase by 8% per annum for three years falling to 4.5% over the next five years.

The following information is provided in accordance with the transitional arrangements of FRS 17

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the profit and loss account in the period was £4 million. There were no outstanding or prepaid contributions at the balance sheet date.

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 31 December 2002.

The major assumptions used were:

	2002			2001		
	UK %	USA %	Europe %	UK %	USA %	Europe %
Rate of increase in salaries	**3.9**	**3.5**	**3.0**	4.0	3.5	3.0
Rate of increase in pensions in payment	**2.4**	**2.5**	**2.0**	2.5	2.5	2.0
Discount rate	**5.5**	**6.5**	**5.5**	6.0	7.25	6.0
Inflation assumption	**2.4**	**2.4**	**2.0**	2.5	2.5	2.0
Rate of increases in medical costs: initial/long-term	**8.0/3.9**	**8.5/5.0**	**n/a**	8.0/4.5	9.0/5.0	n/a

The fair value of the assets in the schemes and the expected rates of return were:

	UK		USA		Europe	
	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m	Long-term rate of return expected %	Value £m
At 31 December 2002						
Equities	7.5	794	8.5	67	–	–
Bonds	4.6	414	5.0	32	–	–
Property	7.0	59	–	–	–	–
Cash	4.0	37	3.5	4	–	–
Other assets	5.4	33	–	–	6.0	7
		1,337		**103**		**7**
At 31 December 2001						
Equities	7.5	951	8.5	92	–	–
Bonds	5.2	390	6.4	31	–	–
Property	7.0	54	–	–	–	–
Cash	4.0	27	4.2	4	–	–
Other assets	5.9	40	5.9	3	7.0	4
		1,462		130		4

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions disclosed in note 22 is:

	31 December 2002				31 December 2001
	UK £m	USA £m	Europe £m	Total £m	£m
Total market value of assets	**1,337**	**103**	**7**	**1,447**	1,596
Present value of post-retirement liabilities	**(1,888)**	**(235)**	**(210)**	**(2,333)**	(1,996)
Gross deficit	**(551)**	**(132)**	**(203)**	**(886)**	(400)
Related deferred tax credit	**136**	**45**	**21**	**202**	87
Net post-retirement liability	**(415)**	**(87)**	**(182)**	**(684)**	(313)
Post-retirement liability already included in balance sheet	**14**	**51**	**164**	**229**	203
SSAP24 prepayment	**(72)**	**–**	**–**	**(72)**	(59)
Additional liability	**(473)**	**(36)**	**(18)**	**(527)**	(169)

NOTES ON THE ACCOUNTS CONTINUED

26 Post-retirement benefits continued

If the net post-retirement liability of £527 million set out above were to be recognised in the financial statements, together with deferred tax on an FRS 19 basis, net assets and profit and loss reserve would be as follows:

	31 December 2002 £m	31 December 2001 £m
Net assets per balance sheet	960	992*
Post-retirement liability already included in balance sheet	157	144
Net assets excluding post-retirement liability	1,117	1,136
Post-retirement liability under FRS 17	(684)	(313)
Net assets including post-retirement liability	433	823
Profit and loss reserve	607	642*
Additional post-retirement liability	(527)	(169)
Profit and loss reserve including post-retirement liability	80	473

*Restated (note 1)

Analysis of the amounts that would be charged to operating profit of subsidiaries

	2002 £m
Current service cost	(30)
Past service cost	–
Total operating charge	(30)

Analysis of the amounts that would be (charged)/credited to other finance income of subsidiaries

	2002 £m
Expected return on pension scheme assets	105
Interest on pension scheme liabilities	(121)
Net charge	(16)
Total net charge to profit before tax under FRS 17	(46)
Actual charge to profit before tax for the year	(48)
Difference	2

History of experience gains and losses that would be recognised in statement of total recognised gains and losses

	UK	USA	Europe
Difference between the expected and the actual return on scheme assets			
Amount – £m	(251)	(28)	–
Percentage of scheme assets	(18.8%)	(27.2%)	–
Experience gains and losses arising on scheme liabilities			
Amount – £m	(89)	(8)	–
Percentage of the present value of scheme liabilities	(4.7%)	(3.4%)	–
Effect of changes in assumptions underlying the present value of scheme liabilities			
Amount – £m	(80)	(24)	(5)
Percentage of the present value of scheme liabilities	(4.2%)	(10.2%)	(2.4%)
Total amount which would have been recognised in the statement of total recognised gains and losses			
Amount – £m	(420)	(60)	(5)
Percentage of the present value of scheme liabilities	(22.2%)	(25.5%)	(2.4%)

Movement in scheme gross deficits during year

	UK £m	USA £m	Europe £m	Total £m
Gross deficit at 1 January 2002	(151)	(74)	(175)	(400)
Current service cost	(14)	(9)	(7)	(30)
Contributions	33	8	10	51
Other income/(expense)	1	(6)	(11)	(16)
Actuarial loss	(420)	(60)	(5)	(485)
Currency variations	–	9	(15)	(6)
Gross deficit at 31 December 2002	**(551)**	**(132)**	**(203)**	**(886)**

27 Commitments and contingent liabilities

Contingent liabilities

At 31 December 2002 the Group had contingent liabilities in respect of bank and other guarantees amounting to nil (2001 – nil). In the case of certain joint venture companies engaged in long-term contracts, performance bonds and customer finance obligations have been entered into in the normal course of business.

Capital expenditure

Contracts placed against capital expenditure sanctioned at 31 December 2002 so far as not provided for by subsidiaries amounted to £31 million (2001 – £52 million) and the Group's share not provided for by joint ventures and associates amounted to £4 million (2001 – £2 million).

Operating leases

The minimum payments which the Group is committed to make in 2003 under operating leases are as follows:

	2002		2001	
	Land and buildings £m	**Equipment £m**	Land and buildings £m	Equipment £m
Leases which expire:				
Within one year	**1**	**2**	2	3
Two to five years	**7**	**8**	5	10
After five years	**3**	**–**	5	–
	11	**10**	12	13

28 Related party transactions

In the ordinary course of business, sales and purchases of goods and services take place between subsidiaries, joint ventures and associates priced on an 'arm's length' basis. These transactions are not significant except for amounts charged to the AgustaWestland group of companies totalling £5 million in respect of property rentals and £32 million for production materials supplied. In 2001, £13 million was charged in respect of management fees and commissions.

In addition, interest of £5 million (2001 – £9 million), accruing at a daily rate of base rate less 0.5 percentage points, was charged to the GKN Group in respect of a current account between the two groups.

There are no other related party transactions requiring disclosure under FRS 8 'Related Party Disclosures'.

NOTES ON THE ACCOUNTS CONTINUED

29 AgustaWestland

At the beginning of 2001 the Group and Finmeccanica SpA each contributed the assets of their helicopter businesses, 'Westland' and 'Agusta' respectively to a new joint venture company AgustaWestland NV, the shares in which are held equally by the two parties.

The transaction was accounted for so as to reflect its substance, whereby the Group exchanged 50% of its interest in the net liabilities of Westland for a 50% interest in the fair value of the tangible net assets of Agusta. The provisional goodwill at the end of 2001 was £110 million. Further review during the hindsight period, together with the first time application of FRS 19, has resulted in a revision to goodwill of £10 million.

The Group's share of the AgustaWestland profit and net assets is as follows:

	2002 £m	Restated 2001 £m
Sales	**865**	784
Operating profit before goodwill amortisation and exceptional items	**93**	82
Goodwill amortisation	**(5)**	(5)
Operating profit	**88**	77
Interest	**(2)**	(1)
Profit before tax	**86**	76
Taxation	**(29)**	(27)
Profit after tax	**57**	49
Fixed assets	**186**	188
Current assets	**861**	732
	1,047	920
Liabilities due within one year	**(602)**	(649)
Liabilities due after one year	**(305)**	(167)
	140	104

BALANCE SHEET OF GKN PLC
AT 31 DECEMBER 2002

	Notes	2002 £m	2001 £m
Fixed assets			
Investments in subsidiaries at cost		**3,550**	3,548
Current assets			
Cash at bank and in hand		**–**	3
Creditors: amounts falling due within one year			
Amounts owed to subsidiaries		**(2,358)**	(2,291)
Dividend payable		**(56)**	(53)
		(2,414)	(2,344)
Net current liabilities		**(2,414)**	(2,341)
Total assets less current liabilities		**1,136**	1,207
Net assets		**1,136**	1,207
Capital and reserves			
Called up share capital	23	**366**	364
Share premium account	24	**13**	3
Profit and loss account	24	**757**	840
Equity interest		**1,136**	1,207

The accounts were approved by the Board of Directors on 28 February 2003 and were signed by:
Sir David Lees, Kevin Smith, Nigel Stein, Directors

As permitted by the Companies Act 1985 a separate profit and loss account for the parent company has not been presented.

Information on the principal divisions, subsidiaries, joint ventures and associates is shown on pages 90 and 91.

SEGMENTAL ANALYSIS

	Sales		Operating profit		Net operating assets	
	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m
By business						
Automotive:						
Subsidiaries	**2,746**	2,687	**173**	161	**1,290**	1,392
Joint ventures	**161**	157	**23**	26	**85**	91
Associates	**43**	–	**1**	–	**41**	–
	2,950	2,844	**197**	187	**1,416**	1,483
Aerospace:						
Subsidiaries	**559**	630	**23**	32	**353**	328
Joint ventures	**890**	806	**93**	84	**243**	106
Associates	**53**	57	**2**	3	**(6)**	4
	1,502	1,493	**118**	119	**590**	438
Total continuing operations	**4,452**	4,337	**315**	306	**2,006**	1,921
Goodwill amortisation	**–**	–	**(48)**	(43)	**–**	–
Exceptional items	**–**	–	**(37)**	(102)	**–**	–
	4,452	4,337	**230**	161	**2,006**	1,921
Industrial Services:						
Subsidiaries	**–**	115	**–**	10	**–**	–
Joint ventures	**–**	500	**–**	70	**–**	–
	–	615	**–**	80	**–**	–
Goodwill amortisation	**–**	–	**–**	(6)	**–**	–
Exceptional items	**–**	–	**–**	(4)	**–**	–
	–	615	**–**	70	**–**	–
Group total	**4,452**	4,952	**230**	231	**2,006**	1,921
Continuing operations by region of origin						
Europe:						
Subsidiaries	**1,687**	1,715	**123**	122	**837**	842
Joint ventures	**933**	851	**99**	93	**272**	127
Associates	**53**	57	**2**	3	**(6)**	4
	2,673	2,623	**224**	218	**1,103**	973
Americas:						
Subsidiaries	**1,349**	1,340	**54**	53	**724**	801
Joint ventures	**62**	68	**10**	11	**32**	42
	1,411	1,408	**64**	64	**756**	843
Rest of the World:						
Subsidiaries	**269**	262	**19**	18	**82**	77
Joint ventures	**56**	44	**7**	6	**24**	28
Associates	**43**	–	**1**	–	**41**	–
	368	306	**27**	24	**147**	105
Total continuing operations	**4,452**	4,337	**315**	306	**2,006**	1,921

Notes:
1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £139 million (2001 – £129 million) and Aerospace £91 million (2001 – £32 million) and by region of origin as follows: Europe £186 million (2001 – £125 million), Americas £19 million (2001 – £14 million) and Rest of the World £25 million (2001 – £22 million).

4 Net operating assets for continuing operations are analysed as follows:

	2002 £m	2001 £m
Tangible fixed assets	**1,374**	1,399
Stocks	**488**	503
Debtors	**551**	545
Creditors – short-term	**(770)**	(727)
Total subsidiaries	**1,643**	1,720
Net operating assets of joint ventures and associates	**363**	201
	2,006	1,921

GROUP FIVE YEAR FINANCIAL RECORD

	Continuing businesses			As reported (including Industrial Services)			
	2002 £m	Pro forma Restated 2001 £m	Pro forma 2000 £m	Restated 2001 £m	2000 £m	1999 £m	1998 £m
Consolidated profit and loss accounts							
Sales							
Subsidiaries	**3,305**	3,317	3,892	3,432	4,124	3,708	2,972
Share of joint ventures and associates	**1,147**	1,020	242	1,520	972	935	734
	4,452	4,337	4,134	4,952	5,096	4,643	3,706
Operating profit before goodwill amortisation and exceptional items							
Subsidiaries	**196**	193	389	203	421	396	331
Share of joint ventures and associates	**119**	113	35	183	172	162	132
	315	306	424	386	593	558	463
Interest (payable)/receivable							
Subsidiaries	**(47)**	(59)	(34)	(59)	(31)	(21)	20
Share of joint ventures and associates	**(1)**	(2)	(4)	(21)	(34)	(24)	(21)
Profit before tax, goodwill amortisation and exceptional items	**267**	245	386	306	528	513	462
Goodwill amortisation	**(48)**	(43)	(28)	(49)	(35)	(21)	(3)
Exceptional profits/(losses):							
Subsidiaries	**(39)**	(100)	(18)	(127)	(18)	11	248
Share of joint ventures and associates	**–**	5	6	5	6	(2)	–
Profit on ordinary activities before taxation	**180**	107	346	135	481	501	707
Taxation	**(77)**	(64)	(125)	(110)	(157)	(139)	(137)
Minority interests	**(3)**	(5)	(5)	(5)	(5)	(4)	(3)
Earnings of the year	**100**	38	216	20	319	358	567
Earnings per share – p	**13.7**	5.3	30.2	2.8	44.6	50.4	80.2
Earnings per share before goodwill amortisation and exceptional items – p	**25.2**	24.0	39.1	28.9	54.5	52.4	46.0
Consolidated balance sheets							
Tangible fixed assets	**1,374**	1,399	1,341	1,399	1,391	1,214	976
Stocks	**488**	503	595	503	602	527	430
Creditors less debtors	**(219)**	(182)	(341)	(182)	(346)	(433)	(477)
Net operating assets	**1,643**	1,720	1,595	1,720	1,647	1,308	929
Net (borrowings)/funds	**(834)**	(885)	(601)	(885)	(601)	(281)	139
Intangible assets – goodwill	**470**	525	535	525	579	402	39
Fixed asset investments	**282**	226	128	236	437	345	300
Taxation and dividend payable	**(237)**	(242)	(295)	(242)	(295)	(135)	(154)
Provisions for liabilities and charges	**(364)**	(352)	(291)	(352)	(291)	(272)	(236)
Net assets	**960**	992	1,071	1,002	1,476	1,367	1,017

Notes:
1 2001 results have been restated to reflect the adoption of FRS 19 – 'Deferred Tax'.

2 The exceptional profit of £248 million in 1998 arose from the release of the balance of a provision made in 1996 in relation to the Meineke litigation.

3 Earnings per share are shown as restated to reflect the two for one share split in May 1998.

4 Net operating assets are defined in note 4 on page 74.

DIRECTORS' REPORT

Business review
The principal businesses of the Group are described on pages 2 and 3 and in the Operating Review on pages 22 to 25. A review of the development of those businesses in 2002, events affecting the Group since the end of the year and likely future developments are referred to in the Chief Executive's review on pages 9 to 11 and in the Operating Review. Reference should also be made to the Financial Review on pages 36 to 39.

Share capital
During 2002, 5,841,627 GKN plc Ordinary Shares of 50p each were issued in connection with the exercise of options under SAYE and Executive share option schemes. The issued share capital at the end of the year was 732,894,028 Ordinary Shares of 50p each and one Special Share of 50p.

The Company has been informed of the following notifiable interests in the issued voting capital of the Company at 28 February 2003:

	% of issued capital
Legal & General Investment Management	3.4%
Franklin Resources Inc	3.3%

Annual General Meeting
The notice of the Annual General Meeting to be held on 15 May 2003, together with an explanation of the resolutions to be considered at the meeting, is contained in the AGM circular enclosed with this annual report.

Dividend
The Directors recommend a final dividend of 7.6p per 50p Ordinary Share for the year ended 31 December 2002 payable on 16 May 2003 to shareholders on the register at the close of business on 14 March 2003. This, together with the interim dividend of 3.7p paid in September 2002, brings the total dividend for the year to 11.3p per share.

Key dates for the dividend reinvestment plan as it will operate in respect of the proposed 2002 final dividend are given on page 93.

Directors
The constitution of the Board and of its Committees, together with biographical notes on the Directors, are shown on page 34.

On 16 May 2002, Sir John Parker, non-executive Director, retired from the Board. On 31 December 2002, Marcus Beresford retired as Chief Executive, having reached his normal retirement date. The Directors wish to record their appreciation of the considerable contribution that each has made to the Group over the years.

On 1 June 2002, Sir Ian Gibson was appointed a non-executive Director. On 19 August 2002, Neal Keating joined the Board as an executive Director. On 1 January 2003, Kevin Smith (previously Managing Director Aerospace) was appointed Chief Executive and Neal Keating became Managing Director Aerospace Services.

As Directors appointed during the year, Sir Ian Gibson and Neal Keating retire at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with the provisions for retirement by rotation in the articles of association, Sir David Lees, Chairman, Kevin Smith, Chief Executive, and Baroness Hogg, non-executive Director, retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

Details of the executive Directors' service agreements are given on page 84. The non-executive Directors do not have service agreements.

Directors' interests in GKN shares are shown on pages 87 to 89.

Life President
The death in July 2002, at the age of 93, of Lord Brookes, Life President and former Chairman of GKN, is sadly recorded. He was a Director of GKN from 1953, was appointed Managing Director in 1964, became Chairman and Managing Director in 1965 and was Chairman and Chief Executive from 1968 until his retirement in 1974. He was appointed Life President upon his retirement.

Honours
The Directors record their great pleasure at the award of OBE to Timothy Brookman, Marketing Executive, AgustaWestland, in the 2002 Queen's Birthday Honours; and of MBE to Vera Corbett, PA to Richard Clowes (Main Board Director), Denis Evans, Key Account Manager, GKN AutoStructures, Jeremy Tracy, Chief Test Pilot, Westland Helicopters, and of OBE to Roger James, former Head of Region, Westland Helicopters, in the 2003 New Year Honours.

Donations
In 2002, donations made by the Group to registered charities in the UK amounted to £353,000. Further details of contributions made by the Group worldwide are given in the Social Responsibility Review on page 30.

While it is the policy of the Group not to make donations to political organisations, the Group's US aerospace business does have a Political Action Committee (PAC) which is funded entirely by employees and their spouses. No funds are provided to the PAC by GKN and any administrative services provided to the PAC by the US aerospace business are fully charged to and paid for by the PAC, and the Company does not therefore consider these political donations. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. Under US law, an employee-funded PAC must bear the name of the employing company.

Payments to suppliers
It is Group policy to abide by the payment terms agreed with suppliers, provided that the supplier has performed its obligations under the contract. Given the nature and diversity of the Group's international purchasing arrangements and contracts, it is not Group policy to follow any code or standard in relation to payment practice.

GKN plc, as a holding company, did not have any amounts owing to trade creditors at 31 December 2002.

Corporate governance
The Board's statement on corporate governance matters is given on pages 78 to 80, and its report on Directors' remuneration is set out on pages 81 to 89.

Directors' responsibility for the accounts
At the end of each financial year the Directors are required by the Companies Act 1985 to prepare accounts which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that year. In preparing the accounts for the year ended 31 December 2002, the most appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been used consistently and UK applicable accounting standards have been followed. The Directors are responsible for ensuring that the Group keeps proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and which enable them to ensure that the accounts comply with the Companies Act 1985. In addition, the Directors are responsible for ensuring that an appropriate system of internal control is in operation to provide them with reasonable assurance that the assets of the Group are properly safeguarded and to ensure that reasonable steps are taken to prevent or detect fraud and other irregularities.

Auditors
Following a change in the legal status of the auditors to a Limited Liability Partnership (LLP), in January 2003 PricewaterhouseCoopers resigned as auditors of the Company and the Directors appointed PricewaterhouseCoopers LLP in their place. In accordance with the Companies Act 1985, special notice has been received of the resolution to reappoint PricewaterhouseCoopers LLP to be proposed at the Annual General Meeting. A resolution will also be proposed at the meeting to authorise the Directors to fix the remuneration of the auditors.

On behalf of the Board

Grey Denham
Secretary
28 February 2003

CORPORATE GOVERNANCE

The Combined Code on Corporate Governance contains 14 Principles of Good Governance applicable to listed companies. The paragraphs below together with the report on Directors' remuneration set out on pages 81 to 89 describe how these Principles are applied within GKN.

The Board and its Committees

The GKN Board currently comprises six executive and six non-executive Directors and reflects a blend of different ages, experience and backgrounds. The roles of Chairman (which is a non-executive position) and Chief Executive have been split since 1997 and there is a clear division of responsibility between the two. In the opinion of the Board, all the non-executive Directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

Upon appointment, Directors receive induction training and, thereafter, individual training is available as required. Directors also have direct access to the advice and services of the Company Secretary who is tasked with ensuring that Board procedures are followed. In addition, Directors may, in furtherance of their duties, take independent professional advice, if necessary, at the Company's expense.

The Board normally meets ten times a year, two of which are on the sites of subsidiary or joint venture companies. Comprehensive briefing papers on items for consideration are circulated to each Director one week prior to a Board Meeting. During 2002, the Directors' overall rate of attendance at Board Meetings was 95.5%.

During 2002, the Board carried out an evaluation of Board and Board Committee effectiveness covering, inter alia, composition, arrangements for and content of meetings, Committee terms of reference, Director training and visits to operating sites, access to information and administrative procedures. The results of the evaluation were considered by the Board and certain recommendations were implemented.

Under the Company's articles of association, each of the Directors is required to retire by rotation at least once every three years. Details of the Directors retiring and seeking re-election at an Annual General Meeting are given to shareholders in the Notice of Meeting.

Specific responsibilities have been delegated to the following Board Committees:

Executive Committee

Comprises the executive Directors under the chairmanship of the Chief Executive. The Committee, which normally meets monthly, oversees the activities of the Group, decides how the various risks facing the Group are to be managed and approves major human resource policy issues including management development and training.

Chairman's Committee

Comprises the non-executive Directors and the Chief Executive under the chairmanship of the Chairman. It normally meets before Board Meetings and is a forum for the Chairman and the Chief Executive to brief the non-executive Directors.

Audit Committee

Comprises the non-executive Directors (except Dr Klaus Murmann) under the chairmanship of Roy Brown. It meets three times a year and more frequently if required. The Committee examines the process of financial reporting within the Group and reviews changes in Group accounting policies. It also reviews annually the Group's system of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the scope and results of the audit with the external auditors and the terms of reference and results of the work of the internal audit department. It is also responsible for ensuring that an appropriate relationship between GKN and the external auditors is maintained, including reviewing non-audit services and fees (see 'Independence of external auditors' on page 80).

Remuneration Committee

Comprises the non-executive Directors (except Sir David Lees) under the chairmanship of Baroness Hogg. It meets periodically as required. The Committee is responsible for approving the terms of service and setting the remuneration of the executive Directors and the Company Secretary in accordance with a remuneration policy which is approved annually by the Board.

Nominations Committee

Comprises the non-executive Directors and the Chief Executive under the chairmanship of the Chairman. It meets periodically as required. The Committee assesses and recommends to the Board candidates for appointment as executive and non-executive Directors of the Company and as Company Secretary. It makes recommendations to the Board on its composition and balance and as to the appropriate processes for the appointment of executive Directors, non-executive Directors, the Chairman of the Board and the chairmen of Board Committees. It also reviews proposals for changes in responsibilities of Directors.

Shareholder communications

Meetings between Directors, senior management and major institutional shareholders are held periodically in accordance with GKN's investor relations programme and when required in relation to particular issues. All Directors normally attend the Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received and, following each vote on a show of hands, the percentage of proxy votes for and against each resolution is announced.

In its annual and interim reports, trading statements, results presentations and City announcements generally, GKN endeavours to present an accurate, objective and balanced picture in a style and format which is appropriate for the intended audience. The Company's website (www.gknplc.com) provides financial and business information about the Group including copies of annual and interim reports and presentations made to institutional investors.

Internal control

The Board attaches considerable importance to the Group's systems of internal control and risk management. It acknowledges its responsibility for them and for the regular review of their effectiveness.

The Board's policy is to have systems in place which optimise the Group's ability to manage risk in an effective and appropriate manner. The Board has delegated to the Executive Committee responsibility for identifying, evaluating and monitoring the risks facing the Group and for deciding how these are to be managed. There is a standing agenda item at every Executive Committee meeting to enable members of the Committee to advise if any material internal control issues have arisen or any significant new risks have been identified.

Continuing processes are in place for all parts of the Group to assess the major strategic, commercial and financial risks to which their operations are exposed, the social responsibilities relating to such operations and the way in which such risks and responsibilities are monitored, managed and controlled. ('Social responsibilities' concern the responsibilities of the Group to various stakeholders including its employees, the communities in which it operates, its business partners and the environment including behaving ethically and with regard to human rights. The Group's Social Responsibility Review is on pages 26 to 33.) These processes are summarised in a 'risk map' reviewed annually by the Audit Committee.

Each year all Group businesses are required formally to review their business risks and to report on whether there has been any material breakdown in their internal controls. Companies also have to confirm annually their adherence to statutory and regulatory obligations as well as with internal policies on matters such as competition law, employment law, ethics, document management, data protection and employee disclosure. Risk profiling is undertaken across all subsidiaries to identify accidental risks and highlight action required to mitigate such risks.

In implementing its policy on managing accidental risk, the Group pursues a systematic integrated loss prevention approach to safeguard people's health, the environment, an uninterrupted supply to its customers, its assets and its earnings, under the auspices of a Group Loss Prevention Council. The Council formulates and recommends Group loss prevention policies and acts as a steering group for loss prevention activities across Group operations.

The Group has one major 50:50 joint venture, AgustaWestland, which was formed in 2001 when GKN and Finmeccanica merged their respective helicopter manufacturing businesses. The AgustaWestland Audit Committee is responsible for the overview of the corporate governance systems adopted by AgustaWestland that are appropriate to the business and comply with the requirements of both shareholders.

The Group's systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, recognising that any system can only provide reasonable and not absolute assurance against material misstatement or loss.

The review process

The Board reviews the effectiveness of the systems of internal control and risk management on an ongoing basis by:

› considering the strategy of the Group at both Group and divisional level and, within the framework of this, approving an annual budget and medium-term projections. Central to this exercise is a review of the risks and opportunities facing each business and the steps being taken to manage these;

› reviewing on a regular basis operational performance and updated forecasts for the current year. Comparisons are made with budget and the prior year and appropriate action plans put in place to optimise operational and financial performance;

› retaining primary responsibility for acquisition and divestment policy, and the approval of major capital expenditure and financing arrangements. Below Board level there are clearly defined management authorities for the approval of capital expenditure, major contracts, acquisitions, investments and divestments, together with an established framework for their appraisal, which includes a risk analysis and post-implementation plan and, where appropriate, a post-acquisition review;

› receiving regular reports on the Group's treasury activities, having approved the operating policies and controls for this function;

› performing an annual review of the Group's pension fund arrangements and insurance and risk management programmes;

CORPORATE GOVERNANCE CONTINUED

› receiving annual reports, following their review by the Executive Committee, on environmental, health and safety matters as they relate to the Group's operations. The Executive Committee also reviews interim reports on health and safety performance;

› reviewing annually management development and succession plans. The Executive Committee also reviews management development issues twice a year; and

› receiving regular reports from the Audit Committee on whether the systems of internal control and risk management are operating effectively.

The Audit Committee, which has independent access to the external auditors and to the internal audit function, is responsible for reviewing the ongoing control processes. It achieves this by:

› reviewing and approving the terms of reference and major findings of the internal audit department. This department has a risk-based work programme which is reviewed by the Audit Committee, and its purpose is to review and test the systems, controls, processes, procedures and practices across the Group. Its head, who reports directly to the Group Chief Executive, has access to, and regular reviews with, the Chairman of the Audit Committee. There is an established process to review the implementation of the recommendations of the department and all its reports are seen by the relevant members of the Executive Committee;

› reviewing reports from management and external and internal auditors on the effectiveness of the systems of internal control and risk management. In particular, in advance of the announcement of the Group's results for each year, it reviews a summary of the annual detailed divisional reports on their business risks and internal control processes; and

› discussing with management the resolution of control issues raised by Board members or in reports reviewed by it.

The Board has reviewed the effectiveness of the Group's systems of internal control and risk management during the period covered by this annual report. It confirms that the processes described above, which accord with the guidance on internal control published in September 1999 by the Institute of Chartered Accountants in England & Wales, have been in place throughout that period and up to the date of approval of the annual report.

Independence of external auditors
The external auditors have in place processes to ensure their independence is maintained and have written to the Audit Committee confirming that, in their opinion, they are independent.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the auditors in order to ensure that objectivity and independence are maintained. Whilst the Audit Committee has no reason to doubt the independence or objectivity of the auditors, as a matter of policy, the auditors are excluded from invitations to undertake assignments of a consultancy nature, except where their detailed knowledge of the Group in comparison to other professional services firms is considered by the Committee to represent a tangible advantage to the Group and its shareholders.

Guidelines for the operation of the policy, including the special circumstances in which the auditors can be used for non-audit work, have been agreed by the Audit Committee and issued by the Finance Director to all Group companies.

Compliance with the Combined Code
In addition to the 14 Principles of Good Governance, the Combined Code also contains a Code of Best Practice with 45 detailed provisions. Other than with regard to two of these provisions, GKN was in compliance with the Code of Best Practice throughout 2002, the two exceptions being:

Recognised senior non-executive Director
The Board does not consider it necessary to identify a single senior non-executive Director, in addition to the Chairman, to whom shareholders' concerns can be conveyed. The chairmen of the Audit and Remuneration Committees, whose names are given on page 78, are both senior non-executive Directors and either may be approached in circumstances where investors feel it inappropriate to contact the Chairman or the Chief Executive.

Notice periods
Although not in compliance during 2002, the Board's current policy is that, unless local employment practice requires otherwise, the notice period in the service agreements of executive Directors shall be one year. The service agreements of those executive Directors who previously were entitled to two years' notice of termination have been amended to accord with this policy with effect from 1 January 2003.

The auditors' responsibilities with regard to their review of the Company's compliance with the specified provisions of the Code of Best Practice and in relation to the annual report generally are set out on page 92.

REPORT ON DIRECTORS' REMUNERATION

Role of the Remuneration Committee
The Board's Remuneration Committee is responsible for formulating the Group's policy for the remuneration of the executive Directors of GKN plc. The Committee reviews the policy annually and recommends any changes to the Board as a whole for formal approval.

Within the framework of the agreed policy, the Committee determines the detailed terms of service of the executive Directors, including basic salary, incentives and benefits, and the terms upon which their service may be terminated.

The Committee consists solely of the Company's non-executive Directors excluding Sir David Lees. Details of the current members of the Committee are given on page 34. Sir John Parker was Chairman of the Committee during 2002 until his retirement from the Board on 16 May and Sir David Lees was a member of the Committee throughout 2002 and until 27 February 2003.

The Committee receives input from the Group's Chief Executive and Human Resources Director when considering the remuneration of the other executive Directors. The Committee may also appoint external independent consultants to advise on executive remuneration matters and in this regard the Committee received advice during 2002 from Towers Perrin on executive Director salary levels. From time to time, GKN's management inputs data into a senior executive salary survey administered by Towers Perrin, the results of which GKN finds useful in determining executive salary levels below Board level. During 2002, Towers Perrin also provided advice to divisional management on certain senior executive retirement and management development matters outside the UK. Towers Perrin did not provide any other advice on executive compensation direct to the Company during the year. The Remuneration Committee adopted a policy during 2002 under which, going forward, an individual external consultant appointed by it to advise on the determination of the level of executive Director remuneration shall not also act as consultant to any company in the GKN Group.

Remuneration policy
This section describes GKN's policy for the remuneration of its executive and non-executive Directors as at the date of this report and for the foreseeable future.

GKN's remuneration policy for executive Directors is designed to attract, retain and motivate executives of the high calibre required to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, an internationally competitive package of incentives and rewards linked to performance is provided. In setting remuneration levels the Remuneration Committee takes into consideration the remuneration practices found in other UK multinational companies of similar size and also ensures that the remuneration arrangements for executive Directors are compatible with those for executives throughout the Group. The fees of the non-executive Directors are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other leading UK listed companies.

The remuneration of the executive Directors comprises basic salary and benefits in kind set at competitive levels, short-term variable remuneration dependent upon the achievement of performance targets, and longer-term rewards including retirement benefits and performance-related long-term incentives. Further details of each of these elements are given in the following paragraphs. On the basis of the expected value of long-term incentives and achievement of on-target performance for the purposes of the short-term variable remuneration scheme, the total annual remuneration of an executive Director under the Group's remuneration policy is weighted approximately 60% performance-related and 40% non performance-related, valued as at the time of award of long-term incentives. The Remuneration Committee believes that these proportions represent an appropriate balance between certainty of income and incentive-based remuneration linked to the achievement of GKN's operational and strategic objectives.

Basic salary
This is based on a number of factors including market rates together with the individual Director's experience, responsibilities and performance. The Remuneration Committee's objective is to maintain salaries at around the median level of the relevant employment market and in this connection it reviews annually data drawn from an analysis of senior executive salary levels in approximately 100 major UK companies. Individual salaries of Directors are normally reviewed annually by the Committee with any increase usually being effective from 1 July.

Benefits in kind
These comprise principally car benefits and membership of the Group's healthcare insurance scheme. The level of benefits provided to executive Directors is consistent with that provided by other major companies. These benefits do not form part of pensionable earnings.

Performance-related short-term variable remuneration
Payments may be made annually under arrangements which link remuneration to the achievement of short-term operational targets relevant to GKN's long-term strategic objectives. These targets will

REPORT ON DIRECTORS' REMUNERATION CONTINUED

typically relate to a combination of corporate and, where appropriate, individual portfolio profit and cash flow performance. Achievement of on-target performance will result in payments of approximately 50% of an executive Director's salary. Each year the Remuneration Committee considers in advance whether it is appropriate to place a cap on the maximum amount that could be paid to Directors under that year's arrangements taking into account the nature of the targets. Details of the targets for 2002, under which a cap operated, are given below in the section 'Directors' remuneration 2002'.

The Remuneration Committee has absolute discretion to alter targets to reflect changed circumstances such as material changes in accounting standards or changes in the structure of the Group. It may also make discretionary payments in respect of exceptional performance. Payments generally are based upon a percentage of year-end basic salary and do not form part of pensionable earnings under any of the Directors' pension arrangements.

Long-term incentive arrangements

The Remuneration Committee believes that performance-related long-term incentives which closely align executive rewards with shareholders' interests are an important component of overall executive remuneration arrangements. In 2001, shareholders approved both elements of GKN's current long-term incentive arrangements for executive Directors and other senior executives – the GKN Long Term Incentive Plan 2001 and the GKN Executive Share Option Scheme 2001. The Committee believes it appropriate to operate these two elements in parallel as they each reflect differing shareholder preferences for measuring investment performance, namely the preference for relative shareholder return as a measure of comparative performance and the preference for earnings per share as a measure of absolute growth in earnings. Award levels under each element are set such that the combined rewards available to an individual Director, assuming full vesting, are no greater than they would have been had the Group's long-term incentive arrangements comprised only a single element.

GKN Long Term Incentive Plan 2001 (the 'LTIP')

In summary, under the LTIP as it currently operates, each executive Director may be awarded annually a conditional right to acquire a number of GKN plc Ordinary Shares equal in value up to a maximum of 100% of annual basic salary and calculated by reference to the average of the daily closing prices of GKN plc Ordinary Shares during the preceding year. (For awards made in 2001 and 2002, the preceding year's share price is adjusted to reflect the demerger of GKN's Industrial Services businesses to Brambles Industries plc ('Brambles') in August 2001 (the 'Demerger').) The number of these shares that the Director will ultimately receive will depend on the Group's performance during the three years commencing on 1 January in the year of award and on satisfaction of a personal shareholding requirement (see page 85).

Performance is measured by comparing the Total Shareholder Return (growth in share value assuming reinvestment of gross dividends), or 'TSR', from GKN shares with the return on shares of other companies chosen by the Remuneration Committee as an appropriate comparator group. The Committee considers TSR to be an appropriate performance criterion as it represents the investment return received by GKN's shareholders over the measurement period compared to the return investors could have received by investing in a basket of alternative stocks over the same period. This incentive arrangement is therefore less affected by changes in economic conditions and short-term stock market sentiment than plans based on certain other measures. For awards made in 2001 and 2002, the comparator group is the companies constituting the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. The Committee believes it appropriate to base the comparison on the FTSE 100 Index as the peer group of leading companies to which GKN aspires but to strip out certain non-manufacturing sectors, some of which have in recent years contributed significantly to the volatility of the FTSE 100 Index.

If, at the end of the measurement period, GKN ranks in the upper quartile of the comparator group, the executive Director will receive all of the shares conditionally awarded. If the ranking is at the median level, 50% of the shares will be received, with no shares being received for below median. For intermediate rankings between upper quartile and median, the executive Director will receive a proportionate number of shares reducing on a straight-line basis. GKN obtains the required TSR data and ranking information from an external consultant which ensures that the comparative performance is independently verified.

At the end of the three-year measurement period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the Director for at least a further two years other than in the specific circumstances set out in the rules of the LTIP. Irrespective of GKN's TSR, before any shares become eligible for release the Remuneration Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

Prior to the introduction of the LTIP, GKN operated a long-term incentive plan (the 'old LTIP') which was similar to the LTIP except that the TSR comparator group was the companies constituting the entire FTSE 100 Index at the start of the measurement period and there was no shareholding requirement. During 2001, shareholders approved an amendment to the old LTIP in connection with the Demerger whereby existing conditional rights became rights to acquire equal numbers of GKN and Brambles shares, with a TSR comparison of a bundle of GKN and Brambles shares. No rights granted under the old LTIP now remain outstanding.

GKN Executive Share Option Scheme 2001 (the 'ESOS')
In summary, under the ESOS each executive Director may be awarded annually an option to subscribe for a number of GKN plc Ordinary Shares. The Remuneration Committee decides the level of awards in each year – for awards made in 2001 and 2002, the value of the shares granted under option to an executive Director was 1.5 times basic salary. A higher level may be applied in future where required specifically to recruit or retain an executive. Marcus Beresford, who retired as Chief Executive on 31 December 2002, was prohibited from being granted options under the rules of the ESOS as he was within two years of his normal retirement date at the time the scheme was launched.

The number of shares that a Director can ultimately acquire upon exercise of the option is dependent upon satisfaction of a performance condition and a personal shareholding requirement (see page 85), set by the Remuneration Committee before an option is granted. For options granted in 2001 and 2002, the performance condition is linked initially to the increase in GKN's earnings per share ('eps') (calculated in accordance with UK Financial Reporting Standard 14, adjusted to exclude goodwill amortisation together with any exceptional items as disclosed in the Group's financial statements and the tax thereon) over the three years commencing on 1 January in the year of grant. 50% of the shares can be acquired if the increase over this period is not less than the increase in the Retail Prices Index ('RPI') plus 9%. The remaining 50% can only be acquired in full if such increase is RPI plus 15% (with a straight-line sliding scale for increases between RPI plus 9% and RPI plus 15%). If the performance condition is not satisfied in full after the first three-year period, so that less than 100% of the shares under option can be acquired, the performance condition will be reassessed each year up to six years from the date of grant (the RPI plus 9% will be increased by 3% for each year beyond the third year, and the RPI plus 15% will be increased by 5% for each year beyond the third year). At the end of the six-year period, any unvested options will lapse.

The Remuneration Committee believes that eps, as a true measure of the underlying profitability of a company, is a prime factor that investors take into account when assessing their investment decisions and that real growth in eps of between 9% and 15% is a stretching target of direct relevance to shareholders. The Committee therefore considers it an appropriate means of linking executive rewards with shareholders' interests. The RPI data used to assess the extent to which an option is capable of being exercised is obtained from public sources and GKN's eps amount is extracted from the Group's audited financial statements.

GKN previously operated executive share option schemes until the introduction of the old LTIP in 1996. These schemes were not performance-related and had no personal shareholding requirement in common with most other companies' schemes in operation at the time.

Options granted under the ESOS together with options outstanding under the earlier executive share option schemes are normally exercisable between the third and tenth anniversary of the date of grant (between the fifth and tenth anniversary for options granted in 1995 and 1996). The exercise price is fixed at the market price of GKN's shares at the time of grant.

Retirement benefits
For executive Directors subject to the UK restrictions on pensionable earnings in the Finance Act 1989 (the 'earnings cap'), retirement provision is secured by the Company by a combination of amounts paid to individual 'money-purchase' schemes and supplementary allowances paid to each Director. In certain cases, dependent in part upon the individual's salary level at commencement of employment, retirement benefits are also provided through membership of the Executive section of the GKN Group Pension Scheme, which is a defined benefit scheme. The retirement provisions are made in order to assist each Director towards securing overall retirement benefits compatible in value with those available under the pension scheme had it not been for the operation of the earnings cap.

GKN's pension scheme provides Directors with a pension of up to two-thirds of basic annual salary (up to the earnings cap) on retirement at age 60 after 20 or more years' service and proportionately less for shorter service or for retirement before pension age. An employee contribution of 5% is required under the scheme, except in the case of members who joined it prior to 1991 when such contributions were introduced.

Executive Directors employed outside the UK typically receive retirement benefits consistent with local practice.

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Service agreements

The service agreements of executive Directors employed in the UK are with GKN Holdings plc, the parent company of the GKN Group prior to the Demerger and now a wholly-owned subsidiary of GKN plc. Executive Directors employed overseas have their service agreements with an appropriate overseas subsidiary. The non-executive Directors do not have service agreements.

GKN's current policy is that, unless local employment practice requires otherwise, the service agreements of its executive Directors will be terminable by the employing company on one year's notice. The service agreements of Kevin Smith, Dick Etches and Ian Griffiths were amended to align with this policy with effect from 1 January 2003, having previously required two years' notice. The service agreements of Richard Clowes and Nigel Stein have contained one year notice provisions since their inception in 2001. Neal Keating has a US-style service agreement with GKN North America Services Inc which can be terminated by GKN without notice, although for termination without cause an amount approximately equal to one year's basic salary and benefits would be payable to him. The agreements terminate in any event at the end of the year in which the Director attains the age of 60.

If termination of an executive Director's service agreement occurs on less than due notice within 12 months following a change in control of GKN plc, the Director has the right to claim one year's basic salary plus an amount equal to 75% of basic salary in lieu of one year's pension contributions, benefits in kind and loss of entitlements under short-term performance-related remuneration arrangements. In all other circumstances there is no contractual provision for pre-determined compensation payable upon early termination of a Director's service agreement although in such an event the principles of the severance policy adopted by the Board will be applied by the Remuneration Committee.

Under the severance policy, which may be varied in individual cases, an immediate lump sum severance payment will be made to the Director equivalent to one year's basic salary plus one year's pension contributions. Consideration would also be given to the inclusion in the severance payment of additional elements relating to short-term variable remuneration and major benefits in kind. However, such additional elements will not normally be included where the termination is as a result of underperformance and in such cases consideration will also be given to paying the severance payment in four equal instalments which will only be paid to the extent that the Director has not been able to mitigate his or her loss by the date of the relevant payment.

An enhancement to the pension rights of an executive Director upon early retirement will only be considered in exceptional cases and a full costing would be provided to the Remuneration Committee at the time of its deliberations. In any event, such enhancement would not be considered unless objectives set for the Director had been met or it was otherwise merited.

It is also the Board's policy that, at the time of consideration of a proposed appointment of an executive Director, the Remuneration Committee will take into account the likely cost of severance in determining the appropriateness of the proposed terms of appointment.

External appointments

The Board recognises the benefit which GKN can obtain if executive Directors of GKN serve as non-executive Directors of other companies. Subject to review in each case, the Remuneration Committee's general policy is that each executive Director may accept one non-executive directorship with another company from which the Director may retain the fees.

Terms of appointment of Chairman and non-executive Directors

Sir David Lees' term of appointment as non-executive Chairman was extended in 2001 by mutual agreement until the conclusion of the Company's Annual General Meeting in 2004. His fees, which are determined by the Board, were increased for the remainder of his tenure as Chairman from £250,000 to £280,000 per annum with effect from 1 January 2002. He is not eligible to participate in GKN's short-term variable remuneration arrangements or long-term incentive plans. Sir David is in receipt of a pension from the GKN pension scheme (having retired from executive service within GKN at his normal pensionable age) and has the use of a car, the running and associated costs of which are borne partially by GKN.

The fees received by each of the remaining non-executive Directors are determined by the Board. The basic fee was increased from £30,000 to £35,000 per annum from 1 April 2002, the previous increase having been in July 1999. The chairmen of the Audit and Remuneration Committees receive an additional fee of 12.5% of the basic fee to reflect the significant extra responsibilities attached to these positions. The non-executive Directors do not participate in the Group's short-term variable remuneration or long-term incentive arrangements or in its pension scheme, nor do they receive benefits in kind. The current policy is for non-executive Directors to serve on the Board for a total of nine years with interim renewals, subject to mutual agreement and performance reviews by the Nominations Committee of the Board, after three and six years.

Shareholding requirement
In order to reinforce the alignment of their interests with those of shareholders generally, all Directors are subject to a shareholding requirement.

Under a policy adopted by the Remuneration Committee, executive Directors are required to establish and maintain an investment in GKN plc Ordinary Shares equivalent to at least 100% of their basic salary. The receipt of any shares by a Director from an award made under the LTIP and ESOS is conditional upon the shareholding requirement being met on the third anniversary of the grant of the award. For these purposes any deferred rights under the LTIP will be counted as shares.

In respect of awards made in 2001 and 2002, if insufficient shares vest from an award to enable an executive Director to satisfy the shareholding requirement, the requirement is deemed to be satisfied for the purpose of that award. However, once the requirement is met in respect of a particular award the Director is expected to retain sufficient of the shares ultimately received from that award towards the satisfaction of the requirement for future awards.

For awards made in or after 2003, each executive Director must acquire the minimum required shareholding by adding to any existing shareholding using performance-related rewards which may be received under the GKN short-term variable remuneration and long-term incentive arrangements. Until the required shareholding level is reached, an executive Director must apply, in the purchase of GKN shares, 30% of that amount of the gross (i.e. before tax) payment under the short-term (annual) variable remuneration scheme which exceeds 50% of the Director's gross basic salary at that time, and must retain such number of shares received under the LTIP and ESOS as represents at least 30% of the gross gain which the Director would have realised on the exercise of such an award had the shares been sold on the day of exercise.

The Board has also recently adopted a policy under which non-executive Directors will normally be expected to acquire a holding of GKN plc Ordinary Shares of a value equivalent to 30% of one year's basic fee within three years of appointment. Directors have been prohibited from dealing in GKN shares since this policy was adopted and certain non-executive Directors have not therefore yet had an opportunity to acquire the necessary shares.

Total Shareholder Return performance
The chart below (*left*) illustrates the TSR performance (based on an initial investment of £100) of GKN plc Ordinary Shares over the period from the Demerger until the end of 2002 compared to the TSR that would have been obtained over the same period from a hypothetical investment in the companies constituting the FTSE 100 Index. The interim points show the cumulative TSR at each calendar quarter end date. (As GKN plc was incorporated during the course of 2001, the Directors' Remuneration Report Regulations 2002 (the 'disclosure regulations') only require the comparative TSR performance of the Company's shares to be shown since 1 August 2001 when the Company became the listed parent company of the GKN Group just prior to the Demerger.)

The Committee chose the FTSE 100 Index against which to represent GKN's TSR performance for the purpose of the chart as it is a readily available broad equity market index (as required by the disclosure regulations) of which the Company is a constituent.

The TSR information presented in the chart in accordance with the disclosure regulations differs from the TSR data computed for the purposes of the GKN Long Term Incentive Plans both in terms of the constituent companies involved (see page 82) and the TSR calculation methodology. Given these differences, presented below is GKN's TSR and rank against the TSR of the relevant comparator group, together with the percentage of the conditional award converted into a deferred award, for completed measurement periods as computed under the terms of the Plans. The chart below (*right*) illustrates GKN's TSR compared to the average TSR of the relevant comparator group for such periods.

Period	TSR %	FTSE 100 ranking	Deferred award conversion %
Jan 1996 – Dec 1998	33.19	17	100
Jan 1997 – Dec 1999	28.30	24	100
Jan 1998 – Dec 2000	16.48	32	86
Jan 1999 – Dec 2001[(a)]	0.67	54	0
Jan 2000 – Dec 2002[(a)]	(14.97)	77	0

(a) Comparative TSR performance for these awards post-Demerger was based on a bundle of GKN and Brambles Ordinary Shares.

Total Shareholder Return GKN and FTSE 100 Index 2001 to 2002


2001
2002
£120
£110
£100
£90
£80
£70
£60
1/8
30/9
31/12
31/3
30/6
30/9
31/12
GKN TSR
FTSE 100 Index TSR

Total Shareholder Return % GKN and average for LTIP comparator group for completed three-year measurement periods under the GKN LTIP


GKN TSR
LTIP Comparator Group TSR
00-02
(14.97)
(7.51)
99-01
0.67
3.58
98-00
16.48
10.74
97-99
28.30
16.82
96-98
33.19
19.29

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Directors' remuneration 2002

With the exception of the dates of the executive Directors' service agreements, the information set out on pages 86 to 88 represents the auditable disclosures required by Part 3 of Schedule 7A to the Companies Act 1985.

The remuneration of the executive Directors in 2002, excluding pension benefits and long-term incentives, was as follows:

	Date of service agreement	Salary £000	Performance-related £000	Benefits £000	Total 2002 £000	Total 2001[a] £000
M Beresford[b]	19.3.96	544	660	22	**1,226[c]**	500
R J Clowes[d]	14.11.01	294	160	12	**466[c]**	76
R W Etches	24.1.03	257	292	12	**561[c]**	286
I R Griffiths[e]	24.1.03	345	396	15	**756[c]**	351
C J Keating[f]	19.8.02	114	72	33[g]	**219**	–
K Smith	24.1.03	345	234	23	**602[c]**	661
N M Stein[h]	22.8.01	307	363	56[g]	**726[c]**	160
		2,206	2,177	173	**4,556**	2,034

The 2002 performance-related payments were triggered by the achievement of a number of operational targets. For all executive Directors, a proportion of such payments was dependent upon the achieved level of GKN's 2002 earnings before tax, goodwill amortisation and exceptional items. The outturn for the year was some 21% above the target level which was set at the beginning of 2002 and which was in line with market expectations at that time. For those Directors with responsibility for business operations, payments were also dependent upon the achieved level of operating profit of their respective portfolio in 2002. Profit performance equal to target would have resulted in payments of 40% of salary. The maximum amount that an individual could receive under the profit element was 100% of salary. In addition, cash flow targets were set for the Group as a whole and, where appropriate, the cash flow performance of the Director's portfolio for each half of the year. A total of 10% of salary was payable on achievement of all cash flow targets, all of which were met in full. Actual total payments to executive Directors under the 2002 short-term variable remuneration scheme varied between 50% and 110% of year-end salary (other than Neal Keating whose payment was pro-rated to reflect his period of service during the year). Each of the current executive Directors has agreed voluntarily to increase their investment in GKN plc Ordinary Shares by utilising at least 20% of the gross amount of their entitlement under the 2002 scheme.

The remuneration of the non-executive Directors in 2002 was as follows:

	Fees £000	Benefits £000	Total 2002 £000	Total 2001 £000
Sir David Lees	280	19	**299**	267
R D Brown[i]	38	–	**38**	34
Sir Ian Gibson[j]	20	–	**20**	–
Baroness Hogg	36	–	**36**	30
Dr K H Murmann	34	–	**34**	30
Sir Peter Williams[k]	34	–	**34**	17
Sir John Parker[l]	15	–	**15**	34
	457	19	**476**	412

Directors' aggregate emoluments for 2002 amounted to £5.4 million (2001 – £4.1 million).

(a) In connection with the Demerger, GKN plc became the parent company of the former GKN plc which changed its name to GKN Holdings plc. The comparative remuneration figures for 2001 in this report include the remuneration paid to the Directors of GKN Holdings plc until 31 July 2001 and to the Directors of GKN plc from 1 August 2001.

(b) Appointed Chief Executive with effect from 7 August 2001 having previously been Managing Director Industrial Services. Retired 31 December 2002.

(c) Payments of supplementary allowances to certain executive Directors to assist them towards securing retirement benefits are included in the money-purchase contributions and allowances for pension benefit purposes disclosed in the second table on page 88. The allowances, detailed below, have therefore been excluded from the total remuneration shown in the table above although they are part of the Directors' aggregate emoluments for the purpose of disclosure under the Companies Act 1985:
Mr M Beresford – nil (2001 – £26,000);
Mr R J Clowes – £79,000 (2001 – £13,000);
Mr R W Etches – £70,000 (2001 – £70,000);
Mr I R Griffiths – £103,000 (2001 – £83,000);
Mr K Smith – £45,000 (2001 – £43,000);
Mr N M Stein – £85,000 (2001 – £29,000).

(d) Appointed 1 November 2001.

(e) Appointed 19 January 2001.

(f) Appointed 19 August 2002. Mr Keating is paid in US$ – for the purpose of this report his emoluments have been translated at US$1.50/£1.

(g) Includes relocation expenses.

(h) Appointed 7 August 2001.

(i) Mr Brown's fees were, until 30 June 2001, paid to his former employer, Unilever plc.

(j) Appointed 1 June 2002.

(k) Appointed 1 June 2001.

(l) Retired 16 May 2002.

Options over GKN plc Ordinary Shares granted under the Executive and Save As You Earn (SAYE) share option schemes and held by the executive Directors at 31 December 2002 and 1 January 2002 (or, if later, on appointment to the Board) were as follows:

	Scheme	Exercisable(a) From	Exercisable(a) To	Shares under option 31 December 2002	Exercise price	2002 Granted	2002 Exercised	2002 Lapsed	Shares under option 1 January 2002
M Beresford	Executive	–	–	–	–	–	–	–	–
	SAYE	1.7.02	31.12.02	–	–	–	–	2,928	2,928
R J Clowes	Executive(b)	8.4.97	8.4.04	**120,000**	120p	–	–	–	120,000
	Executive(b)	6.4.00	6.4.05	**33,600**	132.29p	–	–	–	33,600
	Executive	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	Executive	15.3.05	14.3.12	**138,798**	308p	138,798	–	–	–
	SAYE	1.2.09	31.7.09	**8,283**	217p	–	–	–	8,283
R W Etches	Executive	21.9.04	20.9.11	**156,952**	242.75p	–	–	–	156,952
	Executive	15.3.05	14.3.12	**123,701**	308p	123,701	–	–	–
	SAYE	1.2.05	31.7.05	**4,377**	217p	–	–	–	4,377
I R Griffiths	Executive(b)	6.4.00	6.4.05	**28,800**	132.29p	–	–	–	28,800
	Executive	21.9.04	20.9.11	**197,734**	242.75p	–	–	–	197,734
	Executive	15.3.05	14.3.12	**165,584**	308p	165,584	–	–	–
	SAYE	1.7.02	31.12.02	–	99.16p	–	4,718	–	4,718
	SAYE	1.7.05	31.12.05	**1,468**	275.41p	–	–	–	1,468
C J Keating	Executive	–	–	–	–	–	–	–	–
	SAYE	–	–	–	–	–	–	–	–
K Smith	Executive	21.9.04	20.9.11	**210,093**	242.75p	–	–	–	210,093
	Executive	15.3.05	14.3.12	**165,584**	308p	165,584	–	–	–
	SAYE	–	–	–	–	–	–	–	–
N M Stein	Executive(b)	6.4.00	6.4.05	**67,200**	132.29p	–	–	–	67,200
	Executive	21.9.04	20.9.11	**169,928**	242.75p	–	–	–	169,928
	Executive	15.3.05	14.3.12	**146,103**	308p	146,103	–	–	–
	SAYE	1.7.03	31.12.03	**3,516**	275.41p	–	–	–	3,516

Details of the options over GKN plc Ordinary Shares exercised by Directors during 2002 are shown below.

	Shares issued on exercise	Date of grant	Exercise price per share	Price on date of exercise(c)	Shares retained on exercise
I R Griffiths	4,718(d)	7.12.01	99.16p	292.25p	4,718

(a) Represents the earliest exercise date (assuming satisfaction of relevant performance criteria and personal shareholding requirements) and latest expiry date of options held by the Director during the year.

(b) Non performance-related Executive share options.

(c) The closing mid-market price per share on date of exercise.

(d) Option granted under the 1995 SAYE Share Option Scheme.

(e) The SAYE share option scheme is open to all UK employees with six months' service or more. Participants save a regular monthly sum of up to £250 for three or five years and can use these savings and any bonus payable under the scheme to exercise the options. As permitted by the Finance Act 1989, the exercise price has been set at 20% below the market price before the start of the savings period.

(f) The closing mid-market price of GKN plc Ordinary Shares on the London Stock Exchange on 31 December 2002 was 200.75p and the price range during the year was 198.25p to 350p.

(g) The aggregate of the total theoretical gains on options exercised by Directors during 2002 amounted to £9,000 (2001 – £11,000). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

REPORT ON DIRECTORS' REMUNERATION CONTINUED

Conditional and deferred rights to GKN plc Ordinary Shares under the GKN Long Term Incentive Plans held by the executive Directors at 31 December 2002 and 1 January 2002 (or, if later, on appointment to the Board), together with awards made and lapsed during the year, were as follows:

	Awards held 31 December 2002		Conditional awards made[(a)]	Conditional awards lapsed	Awards held 1 January 2002	
	Conditional	Deferred			Conditional	Deferred
M Beresford[(b)]	**117,363**	–	–	32,350	194,470	–
R J Clowes	**174,440**	–	86,700	16,150	103,890	–
R W Etches	**165,410**	–	77,250	28,600	116,760	–
I R Griffiths	**205,840**	–	103,400	15,700	118,140	–
C J Keating[(c)]	**89,059**	–	89,059	–	–	–
K Smith	**221,310**	–	103,400	–	117,910	–
N M Stein	**161,580**	–	91,250	–	70,330	–

In addition Kevin Smith, in respect of the measurement period 1999 to 2001, had a long-term incentive arrangement to be satisfied in cash which in all other respects was equivalent to an award over 26,950 shares made pursuant to the old LTIP. This was to compensate him partly for the loss of benefits under his former employer's long-term incentive plan on joining GKN. The entitlement could not be given in the form of shares due to the timing of his joining. The award lapsed during the year. Nigel Stein has an award from an historical long-term incentive plan operated by GKN Sinter Metals Inc (of which he was Chief Financial Officer prior to his appointment to the Board) under which participants could receive payments based on the increase in value of the GKN Sinter Metals division over the five-year period to 31 December 2002. The award lapsed at the end of the year without any payment being made under it.

The first table below shows the amount paid as money-purchase contributions and allowances to executive Directors under the Group's pension arrangements. The second table below shows pension amounts for those Directors whose pension arrangements were either wholly or partly of the defined benefit type.

	Money-purchase contributions and allowances for pension benefit purposes 2002 £000	2001 £000
M Beresford	**222**	176
R J Clowes[(f)]	**80**	13
R W Etches	**104**	100
I R Griffiths[(g)]	**106**	84
C J Keating[(h)]	**13**	–
K Smith	**141**	134
N M Stein[(i)]	**87**	30

	Accrued annual pension at 31 December 2002[(j)] £000	Accrued annual pension at 1 January 2002 £000	Transfer value of accrued annual pension at 31 December 2002 £000	Transfer value of accrued annual pension at 1 January 2002 £000	Change in transfer value in 2002[(k)] £000	Increase in annual pension in 2002[(l)] £000	Transfer value at 31 December 2002 of increase in annual pension in 2002 £000
R J Clowes	**36**	32	**473**	390	78	3	**38**
I R Griffiths	**40**	36	**527**	441	86	3	**36**
N M Stein	**26**	23	**264**	218	42	3	**28**

(a) The closing mid-market price on the date of award of the shares comprising the conditional awards made during the year was 308p per share (247.5p per share in respect of Mr Keating's award). The measurement period relating to these awards ends on 31 December 2004.

(b) Retired on 31 December 2002. Under the rules of the LTIP, the shares which are the subject of Mr Beresford's conditional awards are eligible for release at the end of the relevant measurement period. The number of shares the subject of Mr Beresford's 2001 award has been reduced pursuant to the rules of the LTIP to reflect his retirement during the course of the relevant measurement period.

(c) Appointed 19 August 2002.

(d) Since 31 December 2002, the following conditional rights to GKN and Brambles Ordinary Shares in respect of awards granted in relation to the measurement period 2000 to 2002 have lapsed:
Mr M Beresford – 27,850 shares;
Mr R J Clowes – 14,850 shares;
Mr R W Etches – 23,200 shares;
Mr I R Griffiths – 20,600 shares;
Mr K Smith – 30,950 shares.

(e) During 2002, no conditional rights were converted into deferred awards, no awards vested and no shares were released to Directors. The aggregate money value (before tax) of the shares released to the Directors in 2001 amounted to £3.8 million.

(f) From 1 November 2001.

(g) From 19 January 2001.

(h) From 19 August 2002.

(i) From 7 August 2001.

(j) The accrued annual pension includes entitlements earned as an employee prior to becoming a Director as well as for qualifying services after becoming a Director.

(k) Change in transfer value over the year less any contributions made by the Director.

(l) Increase over the year in accrued pension in excess of inflation to which each Director would have been entitled on leaving service.

(m) A transfer value represents the present value of accrued benefits. It does not represent an amount of money which the individual is entitled to receive. The change in transfer value over the year reflects the additional pension but also the effect of changes in stock market conditions during the year. Transfer values have been calculated in accordance with version 1.5 of Guidance Note 11 prepared by the Institute/Faculty of Actuaries.

Share interests

The beneficial interests of the Directors, including family interests, in the Ordinary Shares of GKN plc at 31 December 2002 and 1 January 2002 (or, if later, on appointment to the Board) were as follows:

	31 December 2002	1 January 2002
Sir David Lees	**206,118**	206,034
M Beresford	**128,666**	128,666
R D Brown	**2,018**	2,018
R J Clowes	**39,090**	37,892
R W Etches	**28,382**	27,384
Sir Ian Gibson[(a)]	**10,000**	–
I R Griffiths	**44,954**	41,136
Baroness Hogg	**893**	893
C J Keating[(b)]	**–**	–
Dr K H Murmann	**80,197**	80,197
K Smith	**3,000**	3,000
N M Stein	**6,250**	1,250
Sir Peter Williams	**5,000**	5,000

The executive Directors (other than Neal Keating), as potential beneficiaries, are deemed to have an interest in the Ordinary Shares of GKN plc held from time to time by certain discretionary trusts established to facilitate the operation of the GKN long-term incentive arrangements. At 31 December 2002 and 28 February 2003 these trusts held 1,219,238 GKN plc Ordinary Shares (2001 – 1,219,238 shares).

As potential beneficiaries under the discretionary trust established to facilitate the operation of the GKN SAYE share option schemes, the executive Directors are deemed to have an interest in the Ordinary Shares of GKN plc held by the trust from time to time. At 31 December 2002 and 28 February 2003 this trust held no GKN plc Ordinary Shares (2001 – nil shares).

There were no changes in the Directors' interests in shares or options between 31 December 2002 and 28 February 2003 other than in respect of the lapses of conditional rights to GKN plc Ordinary Shares under the old LTIP disclosed on page 88 and in relation to the allotment of shares to and transfer of shares by certain of the discretionary trusts referred to above.

The Company's Register of Directors' Interests, which contains full details of the Directors' shareholdings, long-term incentive plan awards and options to subscribe for shares in GKN plc, is available for inspection by shareholders upon request.

On behalf of the Board

Baroness Hogg
Chairman of the Remuneration Committee
28 February 2003

(a) Appointed 1 June 2002.

(b) Appointed 19 August 2002.

PRINCIPAL SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES
AT 31 DECEMBER 2002

Automotive
GKN Driveline
GKN Automotive Ltd
GKN Automotive International GmbH Germany
GKN Automotive GmbH Germany

Europe
GKN Hardy Spicer Ltd
GKN Driveshafts Ltd
GKN Glaenzer Spicer SA France
GKN Löbro GmbH Germany
GKN Gelenkwellenwerk Kaiserslautern GmbH Germany
GKN Gelenkwellenwerk Kiel GmbH Germany
GKN Gelenkwellenwerk Mosel GmbH Germany
GKN Walterscheid Presswerk GmbH Germany
GKN Automotive Umformtechnik GmbH Germany
GKN Birfield SpA Italy
GKN Componenti Firenze SpA Italy
GKN Automotive Polska Sp. z o.o. Poland
GKN Atras d.o.o. Slovenia
GKN Transmisiones España SA Spain
GKN Ayra Durex SA Spain
GKN Indugasa SA Spain
GKN Forjas de Precisión de Legazpia SA Spain
GKN-Lazpiur SL (51%) Spain

Americas
GKN Automotive Inc USA
GKN do Brasil Ltda Brazil
Transejes Transmisiones Homocinéticas de Colombia SA (49%) Colombia
Velcon SA de CV (49%) Mexico

Asia Pacific
GKN Asia Pacific Operations Pte Ltd Singapore
Unidrive Pty Ltd (60%) Australia
Shanghai GKN Drive Shaft Company Ltd (40%) China
Jilin GKN Norinco Drive Shaft Company Ltd (50%) China
GKN Driveshafts (India) Ltd (96.4%) India
GKN Japan Driveshafts Ltd Japan
GKN Toyoda Driveshafts Ltd (49%) Japan
GKN Driveshafts (Malaysia) Sdn Bhd (68.42%) Malaysia
Univel Transmissions (Pty) Ltd (50%) South Africa
GKN Driveshafts Korea Ltd South Korea
Taiway Ltd (36.25%) Taiwan
GKN Driveshafts (Thailand) Co Ltd Thailand

Torque management systems
GKN Viscodrive GmbH Germany
Viscodrive Japan KK (67.3%) Japan
Tochigi Fuji Sangyo KK (33.3%) Japan

Aftermarket operations
Companies in Europe

Other companies
Product and process development centres in Germany, USA and Japan
GKN Japan Ltd Japan
Export and representation companies in Europe and USA

Powder Metallurgy
Hoeganaes
Hoeganaes Corporation USA
Ancorsteel Powders GmbH Germany

Sinter Metals
GKN Sinter Metals Ltd
GKN Sinter Metals Inc USA
GKN Sinter Metals-St Thomas Ltd Canada
Premco Machine Ltd Canada
GKN Sinter Metals de Argentina SA Argentina
GKN Sinter Metals Ltda Brazil
GKN Sinter Metals GmbH Germany
GKN Sinter Metals Service GmbH Germany
GKN Sinter Metals GmbH-Bad Brückenau, Bad Langensalza, Bonn and Oberhausen Germany
GKN Sinter Metals GmbH & Co KG Radevormwald Germany
GKN Sinter Metals Filters GmbH Radevormwald Germany
GKN Sinter Metals SpA Italy
GKN Sinter Metals AB, Kolsva Sweden
GKN Sinter Metals Cape Town (Pty) Ltd South Africa
GKN Sinter Metals Ltd India

OffHighway Systems
GKN OffHighway Systems Ltd
GKN Wheels Nagbøl A/S Denmark
GKN Armstrong Wheels Inc USA
GKN FAD SpA Italy
GKN Geplasmetal SA Spain
GKN Walterscheid GmbH Germany
GKN Walterscheid Getriebe GmbH Germany
GKN Walterscheid Inc USA
GKN Walterscheid Canada Inc Canada
Matsui-Walterscheid Ltd (40%) Japan
Walterscheid Rohrverbindungstechnik GmbH Germany

AutoComponents
GKN AutoStructures Ltd
GKN Thompson Chassis Ltd
Chassis Systems Ltd (50%)
GKN Sheepbridge Stokes Ltd

Catalytic Converters
Emitec Gesellschaft für Emissionstechnologie mbH (50%) Germany
Emitec Produktion GmbH (50%) Germany
Emitec Inc (50%) USA

Aerospace
GKN Aerospace Services
GKN Aerospace Services Ltd
Aerospace Composite Technologies Ltd
GKN Aerospace GmbH Germany
ASTECH Engineered Products Inc USA
GKN Aerospace Chem-tronics Inc USA
GKN Aerospace North America Inc USA
GKN Westland Inc USA
GKN Westland Aerospace Inc USA
GKN CEDU Ltd
GKN Aerospace Engineering Services Pty Ltd Australia

AgustaWestland
AgustaWestland NV (50%) Netherlands
and operations in UK and Italy

Other companies
Aerosystems International Ltd (50%)
Alvis plc (29.4%)

Corporate
GKN Holdings plc
GKN (United Kingdom) plc
GKN Industries Ltd
Ipsley Insurance Ltd Isle of Man
GKN Netherlands BV Netherlands
GKN America Corp USA

The issued share capitals of the 136 companies which at 31 December 2002 comprised the GKN Group are held indirectly by GKN plc through intermediate holding companies which are registered or incorporated in England, Netherlands, USA and Germany. Certain intermediate holding companies do not prepare consolidated accounts.

The percentage of the share capital held by GKN is indicated where companies are not wholly-owned.

The country of incorporation or registration and the principal country in which each company operates is England unless otherwise shown.

Of the group subsidiary sales of £3,305 million, 95% related to subsidiaries whose accounts are audited by PricewaterhouseCoopers LLP, auditors of the parent company.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF GKN PLC

We have audited the accounts which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the Company's balance sheet, the segmental analysis and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the report on Directors' remuneration (the 'auditable part').

Respective responsibilities of Directors and auditors
The Directors' responsibilities for preparing the annual report, the report on Directors' remuneration and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of Directors' responsibilities on page 77.

Our responsibility is to audit the accounts and the auditable part of the report on Directors' remuneration in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the auditable part of the report on Directors' remuneration have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Directors' report, the unaudited part of the report on Directors' remuneration, the Chairman's statement, the Chief Executive's review, the review of operations, the financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the report on Directors' remuneration. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the report on Directors' remuneration are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion
In our opinion:

› the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2002 and of the profit and cash flows of the Group for the year then ended;

› the accounts have been properly prepared in accordance with the Companies Act 1985; and

› those parts of the report on Directors' remuneration required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

In addition, we have reviewed, without performing an audit, the pro forma comparative financial information which comprises the consolidated profit and loss account and balance sheet, summarised consolidated cash flow statement and related notes for the year ended 31 December 2001 on pages 40 to 45 which have been prepared to illustrate the results and state of affairs of the Group following the demerger of the Industrial Services businesses. This pro forma comparative financial information is the responsibility of, and has been approved by, the Directors. In our opinion the pro forma comparative financial information has been properly compiled on the basis set out in the notes to that information.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
28 February 2003

SHAREHOLDER INFORMATION

GKN website and share price information
Business and financial information on GKN, including this annual report, the latest interim report and share price information updated every 20 minutes, is available on GKN's website at www.gknplc.com. The latest GKN share price is also available on the Financial Times Cityline Service: telephone 0906 843 2696 (BT) or 0906 003 2696 (Vodafone). Calls are charged at 60p per minute.

Shareholding enquiries
Queries on shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see page 95 for contact details). Shareholders can view information on their shareholdings and recent dividends and find practical help (including downloadable documents) on transferring shares, receiving shareholder documents electronically and updating their personal details by viewing the Lloyds TSB Registrar's website at www.shareview.co.uk.

Demerger and corporate restructuring
In August 2001, the Industrial Services businesses of GKN plc were demerged into a separate listed company, Brambles Industries plc, and shareholders in GKN plc at the demerger record date received shares in Brambles Industries plc. Brambles Industries plc entered into a dual listed companies structure with Brambles Industries Limited of Australia and, at the demerger date, GKN plc shareholders collectively held a 43% economic and voting interest in the combined Brambles group. Accordingly, the market price of GKN plc shares reduced to reflect the value of the businesses demerged into the Brambles group.

Electronic communications
Shareholders can elect to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically via the GKN plc website rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive shareholder documents more speedily, avoid the possibility of delays in the postal system, save postage costs and help conserve natural resources. Please visit the GKN or Lloyds TSB Registrars websites (see page 95). When registering for this service, shareholders will need to provide their 8-digit shareholder reference number which can be found on GKN plc share certificates.

Financial calendar

Preliminary announcement of results for 2002	3 March 2003
Ordinary Shares quoted ex-dividend	12 March 2003
2002 final dividend record date	14 March 2003
Final date for receipt of DRIP mandate forms (see below)	1 May 2003
Annual General Meeting	15 May 2003
2002 final dividend on Ordinary Shares payable	16 May 2003
DRIP share certificates and share purchase statements despatched	29 May 2003
CREST participant accounts credited with DRIP shares	30 May 2003
Announcement of half-year results for 2003	August 2003
2003 interim dividend on Ordinary Shares payable	September 2003
Preliminary announcement of results for 2003	February 2004

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see page 95). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 1 May 2003 to be valid for the 2002 final dividend. Other key dates are given in the financial calendar above.

GKN single company ISA
Lloyds TSB Registrars operate a Single Company Individual Savings Account (ISA) in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling the Lloyds TSB Registrars' ISA Helpline on 0870 24 24 244 or visit the shareview website (see page 95). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

SHAREHOLDER INFORMATION CONTINUED

Taxation

Guides to the general tax position of United Kingdom shareholders under the return of capital to Ordinary Shareholders by way of a bonus issue of redeemable 'B' Shares in May 2000 and under the Industrial Services businesses demerger arrangements in August 2001 were given in the circulars to shareholders dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see page 95).

Market values of GKN Ordinary Shares, 'B' Shares and Brambles Industries plc ('Brambles') Ordinary Shares for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values(a)

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000(b)	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001(c)	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger(d)	GKN Ordinary Shares adjusted for 'B' Shares but not demerger(e)	GKN Ordinary Shares adjusted for 'B' Shares and demerger(e)	'B' Shares(e)	Brambles Ordinary Shares(e)
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

GKN American Depositary Receipts

GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted on +1-908-769-9835 or +1-888-BNY-ADRS (toll-free for US residents only) or via their website at www.adrbny.com.

Postal share dealing service

A postal service for buying and selling GKN plc Ordinary Shares is provided by Cazenove & Co. Ltd. Dealing forms and terms and conditions are available from GKN's Corporate Centre (see page 95).

Unsolicited mail

GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service, FREEPOST 22, London W1E 7EZ (telephone 020 7291 3310 or visit their website at www.mpsonline.org.uk).

Shareholder analysis

Holdings of Ordinary Shares at 31 December 2002:

	Shareholders		Shares	
	Number	%	Number (million)	%
Holdings				
1–500	13,110	33.0	3.3	0.5
501–1,000	8,935	22.5	6.7	0.9
1,001–5,000	14,805	37.2	32.6	4.4
5,001–50,000	2,257	5.7	26.2	3.6
50,001–100,000	179	0.4	12.9	1.8
100,001–500,000	295	0.7	70.1	9.6
500,001–1,000,000	76	0.2	55.9	7.6
above 1,000,000	117	0.3	525.2	71.6
	39,774	100	732.9	100
Shareholder type				
Individuals	30,283	76.2	44.8	6.1
Institutions	7,119	17.9	676.1	92.2
Other corporates	2,372	5.9	12.0	1.7
	39,774	100	732.9	100

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability. Worked examples are set out on pages 14 and 43 respectively of the circulars dated 20 April 2000 and 22 June 2001.

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255

e-mail: information@gknplc.com
Website: www.gknplc.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 433 8000 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)

Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

This annual report is available on the GKN website.

SUBJECT INDEX

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser, duly authorised under the Financial Services and Markets Act 2000, immediately.

If you have sold or transferred all your Ordinary Shares in GKN plc, please send this document, together with the enclosed form of proxy, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale was effected for transmission to the purchaser or transferee.

GKN plc

Annual General Meeting

15 May 2003

To be valid, proxy appointments for the annual general meeting must be received not later than 11.30 a.m. on Tuesday, 13 May 2003 (see pages 6 and 7 for instructions).

GKN plc

GKN plc

GKN plc
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

31 March 2003

To shareholders and, for information only, to participants in the GKN share option schemes and long-term incentive plans

Dear Shareholder,

2003 Annual General Meeting

The notice convening the annual general meeting of GKN plc, to be held at 11.30 a.m. on Thursday, 15 May 2003 at the Royal Lancaster Hotel, London W2, is set out on pages 2 and 3.

Much of the business of the meeting will be familiar to shareholders, but there are two items to which I would like to draw your attention. Full details of these, as well as all the other resolutions to be proposed, are set out in the Appendix to this letter.

Report on Directors' Remuneration

In accordance with best practice in corporate governance, at each annual general meeting since 1999, GKN has invited shareholders to approve its general policy on Directors' remuneration. Under new legislation that came into force during 2002, shareholders must now be given an opportunity to vote on the entire report on Directors' remuneration as set out in the Report and Accounts. Covering some nine pages, the report includes all the information required to be disclosed under the Directors' Remuneration Report Regulations 2002.

Purchase of Special Share

In connection with the arrangements in 2001 for the demerger of GKN's Industrial Services businesses, one Special Share was created in the Company. The continued existence of this Special Share serves no practical purpose and shareholders are accordingly asked to approve its purchase by the Company at its nominal value of 50p. Once purchased, the Special Share will cease to be in issue and will be reclassified as an Ordinary Share forming part of the unissued capital of the Company.

Action to be taken

You are requested to complete the enclosed form of proxy and return it in accordance with the instructions set out on the form so as to be received by Lloyds TSB Registrars not later than 11.30 a.m. on Tuesday, 13 May 2003. You may, if you prefer, submit your proxy appointment electronically either via the internet or, if you are a CREST member, through the CREST system – please refer to the notes on pages 6 and 7 for details. The appointment of a proxy will not prevent you from attending and voting in person at the annual general meeting.

Yours faithfully,

Sir David Lees
Chairman

Registered in England under No.4191106
Registered Office: PO Box 55, Ipsley House, Ipsley Church Lane, Redditch, Worcestershire B98 0TL, England

Notice of Annual General Meeting

Notice is hereby given that the annual general meeting of GKN plc will be held in the Westbourne Suite, Royal Lancaster Hotel, Lancaster Terrace, London W2 on Thursday, 15 May 2003 at 11.30 a.m. for the purpose of dealing with the following business:

ORDINARY BUSINESS

1 To approve and adopt the report of the Directors and the audited statement of accounts for the year ended 31 December 2002.

2 To declare a final dividend of 7.6p per 50p Ordinary Share for the year ended 31 December 2002 payable to shareholders on the register of members at the close of business on 14 March 2003.

3 To re-elect as a Director Sir David Lees.

4 To re-elect as a Director Mr K Smith, CBE.

5 To re-elect as a Director The Baroness Hogg.

6 To re-elect as a Director Sir Ian Gibson, CBE.

7 To re-elect as a Director Mr C J Keating.

8 To reappoint as Auditors PricewaterhouseCoopers LLP.

9 To authorise the Directors to fix the remuneration of the Auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions:

Ordinary Resolution

10 That the Report on Directors' Remuneration set out on pages 81 to 89 of the report and accounts for the year ended 31 December 2002 be and is hereby approved.

Special Resolution

11 That:

(i) in accordance with Article 6(B) of the Company's Articles of Association and the Companies Act 1985, the terms of agreement (as set out in the printed document marked 'A' produced to the Meeting and signed by the Chairman of the Meeting for the purpose of identification only) proposed to be entered into between the Company and Brambles SVC Limited for the purchase, by the Company and out of the Company's distributable profits, of the one issued and fully paid Special Share of 50p in the capital of the Company (the 'Special Share') from Brambles SVC Limited for a total cash amount of 50p, be and are hereby approved, and any Director of the Company be and is hereby authorised to enter into the agreement on behalf of the Company and to do all acts desirable or necessary to effect the purchase of the Special Share, provided that such authority hereby conferred shall expire at the conclusion of the next annual general meeting of the Company or on 15 August 2004, whichever is earlier; and

(ii) conditional upon and immediately following the purchase of the Special Share:

(a) the authorised but then unissued Special Share in the capital of the Company be reclassified as one Ordinary Share of 50p, ranking pari passu with the existing Ordinary Shares of 50p each in the capital of the Company; and

(b) the Articles of Association of the Company be amended by the deletion of Article 3 in its entirety and the adoption and inclusion in its place of the following new Article 3:

"The authorised share capital of the Company is £450,000,000 divided into 900,000,000 Ordinary Shares of 50 pence each"

Special Resolution

12 That, subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 73,289,402;

(ii) the maximum price which may be paid for an Ordinary Share purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations of an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that share is purchased and the minimum price which may be paid is 50p per Ordinary Share (in each case exclusive of expenses payable by the Company); and

(iii) the authority hereby conferred shall (unless renewed prior to such date) expire at the conclusion of the next annual general meeting of the Company or on 15 August 2004, whichever is earlier, provided that the Company may make a purchase of any Ordinary Shares after the expiry of this authority if the contract for purchase was entered into before such expiry.

By order of the Board

G Denham
Secretary
31 March 2003

Registered in England under No.4191106
Registered Office: PO Box 55, Ipsley House, Ipsley Church Lane,
Redditch, Worcestershire B98 0TL, England

APPENDIX

Explanatory Notes

RESOLUTION 1

Approval of the Report & Accounts

Shareholders will have received with this circular the Report & Accounts for the year ended 31 December 2002. Copies will also be available at the annual general meeting.

RESOLUTION 2

Dividend declaration

Shareholders are being asked to declare a final dividend of 7.6p per Ordinary Share payable on 16 May 2003 to members on the register on 14 March 2003.

The Dividend Reinvestment Plan ('DRIP') will operate in respect of the 2002 final dividend. Details are set out on page 93 of the accompanying Report & Accounts.

RESOLUTIONS 3 – 7

Re-election of Directors

Biographical notes on each of the Directors standing for re-election are given on page 34 of the Report & Accounts.

RESOLUTIONS 8 & 9

Auditors

Following a change in the legal status of the auditors to a Limited Liability Partnership ('LLP'), in January 2003 PricewaterhouseCoopers resigned as auditors of the Company and the Directors appointed PricewaterhouseCoopers LLP in their place to hold office until the end of the forthcoming annual general meeting. Resolutions are therefore proposed to reappoint PricewaterhouseCoopers LLP as auditors (special notice of this resolution having been received as required by the Companies Act 1985) and to authorise the Directors to fix their remuneration for the ensuing year.

RESOLUTION 10

Approval of the report on Directors' remuneration

Following the introduction of the Directors' Remuneration Report Regulations 2002, quoted companies are now required to put a resolution to approve the report on Directors' remuneration before the Company in general meeting. The report for 2002 is set out on pages 81 to 89 of the Report & Accounts.

RESOLUTION 11

Authority to purchase the Special Share

In connection with the demerger in 2001 of GKN's Industrial Services businesses to Brambles Industries plc and the imposition of a new holding company for the GKN Group, one Special Share of 50p in the Company was issued to Brambles SVC Limited. The Special Share confers no voting rights in general meeting and very limited dividend rights and its continued existence serves no practical purpose. Accordingly, it is proposed that, pursuant to the Company's articles of association, the Company purchase the Special Share from Brambles SVC Limited at its nominal value of 50p, following which the authorised share capital of the Company will be adjusted by reclassifying the Special Share as an Ordinary Share. The Company's share capital will then consist entirely of Ordinary Shares of 50p each.

RESOLUTION 11

Authority to purchase the Special Share (continued)

In accordance with the Companies Act 1985, approval is sought of the terms of the proposed contract between the Company and Brambles SVC Limited, a copy of which can be inspected at the registered office of the Company during business hours until the date of the annual general meeting. It may also be inspected at the Royal Lancaster Hotel, Lancaster Terrace, London W2 from 10.30 a.m. on the day of the meeting until the conclusion of the meeting.

RESOLUTION 12

Authority to purchase Ordinary Shares

At last year's annual general meeting, the Company was authorised, in accordance with its articles of association and within institutional shareholder guidelines, to purchase its own Ordinary Shares. No such purchases were made. Resolution 12 seeks authority to make market purchases of up to approximately 73.3 million GKN Ordinary Shares (being 10% of the issued share capital at 31 December 2002) and specifies the maximum and minimum prices for the shares. This authority will expire no later than 15 months after the date of the annual general meeting.

The Directors have no present intention to exercise this authority and would do so only after taking account of the overall financial position of the Company, and in circumstances where so doing would not only be in the best interests of shareholders but would also result in an increase in earnings per share.

The total number of GKN Ordinary Shares the subject of options granted under the Executive and SAYE share option schemes and outstanding at 7 March 2003 was approximately 33.7 million, representing 4.6% of the issued share capital of the Company at that date. If the authority to purchase the Company's shares under resolution 12 was exercised in full, such options outstanding at 7 March 2003 would, assuming no further GKN Ordinary Shares are issued after that date, represent 5.1% of the issued share capital.

NOTES

Entitlement to attend and vote

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, to be entitled to attend and vote at the annual general meeting (and for the purpose of determining the number of votes they may cast), shareholders must be entered on the Company's register of members at 6.00 p.m. on Tuesday, 13 May 2003.

Appointment of proxies

A shareholder entitled to attend and vote at the annual general meeting, including any adjournment(s) thereof, may appoint one or more proxies to attend and, on a poll, to vote in his or her place. A proxy need not be a shareholder. Shareholders who have not elected to receive shareholder documents electronically have been sent a form of proxy containing notes on completion and use. Shareholders who would prefer to register the appointment of their proxy electronically via the internet can do so through Lloyds TSB Registrars' website at www.sharevote.co.uk using their personal Authentication Reference Number (this is the series of 24 numbers printed under the shareholder's name on the form). Alternatively, shareholders who have already registered with Lloyds TSB Registrars' online portfolio service Shareview can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. Full details and instructions on these electronic proxy facilities are given on the websites.

To be effective, the form of proxy (or electronic appointment of a proxy) must be received by Lloyds TSB Registrars not less than 48 hours before the time of the meeting, ie not later than 11.30 a.m. on Tuesday, 13 May 2003. The appointment of a proxy will not prevent a shareholder from attending and voting in person at the annual general meeting.

Appointment of proxies through CREST

CREST members who wish to appoint a proxy or proxies for the annual general meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrars (ID 7RA01) by the latest time for receipt of proxy appointments specified above.

Appointment of proxies through CREST (continued)

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

American Depositary Receipts

Holders of ADRs should complete ADR proxy cards in relation to the voting rights attached to the Ordinary Shares represented by their ADRs. Such cards should be returned to the US Depositary as indicated thereon as soon as possible and in any event by 5.00 p.m. (New York time) on Thursday, 8 May 2003.

Should any shareholder with special needs wish to attend the meeting, please contact the Company so that appropriate arrangements can be made.

Persons who are not GKN shareholders will not be admitted to the meeting unless prior arrangements are made with the Company.

Merrill Corporation Ltd, London
03LON1171

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